These materials are important and require your immediate attention. The shareholders of Alignvest are required to make important decisions. If you have any doubt as to how to make such decisions, please contact your tax, financial, legal or other professional advisors. If you require further assistance, please do not hesitate to contact the Alignvest’s proxy solicitation and information agent, D.F. King Canada, toll free at 1-800-332-6309 (1-201-806-7301 by collect call) or by email at inquiries@dfking.com.

ALIGNVEST ACQUISITION CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on January 24, 2017

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT AND RELATED MATTERS

involving

TRILOGY INTERNATIONAL PARTNERS LLC

and

ALIGNVEST ACQUISITION CORPORATION

(to be renamed TRILOGY INTERNATIONAL PARTNERS INC.)

THE BOARD OF DIRECTORS RECOMMENDS THAT ALIGNVEST SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION, THE DSU PLAN RESOLUTION, THE RSU PLAN RESOLUTION AND THE INSIDER SUBSCRIPTIONS RESOLUTION.

i

December 22, 2016
Dear Shareholder:

It is my pleasure to extend to you, on behalf of the board of directors (the “AQX Board”) of Alignvest Acquisition Corporation (“Alignvest”, “AQX” or the “Corporation”), an invitation to attend a Special meeting of shareholders to vote on our proposed business combination with Trilogy International Partners LLC (“Trilogy”). We believe that the plan of arrangement (the “Arrangement”) involving the Corporation and Trilogy, our qualifying transaction, represents a unique opportunity to invest in a high growth telecommunications company founded and led by one of the industry’s most experienced management teams, and is entirely consistent with our stated strategy at the time of AQX’s IPO.

At that time, AQX set out to: partner with a world-class management team; deliver a proprietary transaction with entrepreneurs who wanted to create a long-term partnership, not monetize their ownership; compete in an industry in which AQX has the expertise to create real value; and transact at a compelling valuation. This is precisely what we have done.

Alignvest is partnering with an exceptional management team. Trilogy’s founder and Chairman John W. Stanton and CEO Brad J. Horwitz have worked together at the forefront of the wireless industry for decades. Over the course of their careers, they have invested in 15 international businesses and many of these companies ultimately became part of the world’s largest wireless operators in the United States, including Verizon Communications Inc. (“Verizon”), T-Mobile USA Inc. (“T-Mobile USA”) and AT&T Wireless Services Inc. (“AT&T Wireless”) In total, the businesses John W. Stanton and Brad J. Horwitz have founded or led have sold for over U.S.$70 billion.

The Arrangement between AQX and Trilogy resulted from a proprietary relationship that the Alignvest team cultivated for years. We had the benefit of months of exclusive engagement during which our team of professionals conducted an intense, private equity-style due diligence process. Furthermore, Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

Nadir Mohamed (AQX’s current Chairman and former President and CEO of Rogers Communications Inc. (“Rogers”)), Joe Natale (former President and CEO of Telus Communications Company and the current proposed President and CEO of Rogers), and Anthony Lacavera (founder and former CEO of WIND Mobile), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Alignvest, which, after giving effect to the Arrangement, will be renamed “Trilogy International Partners Inc.”, with Nadir Mohamed serving as Lead Director

Trilogy’s management team is rolling 100% of their equity into the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction. In fact none of Trilogy’s current shareholders are selling in this transaction.

We believe this is a unique opportunity to invest at a compelling valuation alongside some of the most significant value creators in the global wireless industry. Trilogy is a high growth business, with an enterprise value of approximately U.S.$948 million, which translates into a 7.3x enterprise value to estimated 2017 Adjusted EBITDA multiple, an attractive multiple relative to Trilogy’s relevant peer group given its projected growth. AQX’s shareholders should take as evidence of our conviction in this deal, that Alignvest Partners Master Fund LP, made up of the personal capital of the partners of Alignvest Management Corporation, is investing an additional approximately U.S.$21.2 million in the transaction at C$10.00 per share.

In addition, AQX has secured commitments of approximately U.S.$42 million in subscriptions at C$10.00 per share concurrent with the closing of the Arrangement from investors including, among others, Alignvest directors Adam Jiwan, Bonnie Brooks, Donald Walker and Razor Suleman (collectively and together with Alignvest Partners Master Fund LP, the “Participating Insiders”).

Alignvest is very pleased by the level of financial support shown by the Participating Insiders for the transaction, which will benefit all shareholders and the Corporation. The Class B shares issuable pursuant to the above-mentioned investments (the “Subscription Shares”) will be issued for the same C$10.00 per share price as the Class A Restricted Voting Units issued for in the original initial public offering of Alignvest, which included ½ of a share purchase warrant. Furthermore, the Subscription Shares to be issued to the Participating Insiders are being subscribed for in advance on a committed basis for approximately a 1% discount to the current trading price of the Class A restricted voting shares of Alignvest, and without any commission, which represents an extremely attractive cost of funds.

The market reaction to the transaction has been supportive, with AQX’s Class A restricted voting shares and share purchase warrants trading positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24, and C$0.60 to C$1.20, respectively, since the announcement.

This Circular, including the appendices thereto, contains a detailed description of the Arrangement and other information relating to AQX and Trilogy. We urge you to consider carefully all of the information in the Circular. AQX Shareholders that have any questions or need additional information with respect to the voting of their AQX Shares should consult their financial, legal, tax or other professional advisor, or contact Alignvest’s proxy solicitation agent, D.F. King Canada, toll free at 1-800-332-6309 (1-201-806-7301 by collect call) or by email at inquiries@dfking.com.

On behalf of AQX, I would like to thank all of our securityholders for their ongoing support as we prepare to undertake our qualifying acquisition.

Yours very truly,

(signed) “Reza Satchu”

Reza Satchu
President, Chief Executive Officer and Director

REASONS TO SUPPORT THE PROPOSED BUSINESS COMBINATION OF
TRILOGY INTERNATIONAL PARTNERS LLC

POTENTIAL FOR SIGNIFICANT SHAREHOLDER VALUE CREATION

AQX believes there is meaningful potential for value creation for its shareholders post the Arrangement. Trilogy has the opportunity to grow significantly and generate meaningful cash flow from its existing operating assets, and to acquire complementary assets.

  Both of Trilogy’s current operating businesses (Two Degrees Mobile Limited (“2degrees”) in New Zealand, and Empresa de Telcomunicaciones NuevaTel (PCS de Bolivia) S.A. (“NuevaTel”) in Bolivia) operate in attractive markets. Each: has meaningful market share in a stable three player market, resulting in economies of scale; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.

  2degrees, Trilogy’s operating business in New Zealand, continues the rapid growth that it has exhibited since its launch in 2009 through (i) increasing market share in the consumer postpaid mobile market, (ii) providing fixed broadband services and bundled product offerings, (iii) selling additional fixed services to the existing mobile consumer subscriber base, and (iv) continuing to invest in their network.

  NuevaTel, Trilogy’s operating business in Bolivia, has enjoyed 16 years of stable cash generation and has returned to growth as a result of substantial recent network investment. Capitalizing on this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst the existing subscriber base, and (iii) continuing its LTE overlay expansion.

  The combined underlying businesses are projected to generate rapid growth in Adjusted EBITDA with Adjusted EBITDA projected to grow 18% in 2017.

  Refer to “Forward-Looking Statements” in the accompanying management information circular (“Circular”) and “Non-GAAP Reconciliation” in the prospectus attached to the Circular as Appendix “F”.

  Our transaction will position Trilogy to make accretive acquisitions, targeting businesses in existing geographies with complementary product offerings, businesses in adjacent geographies to leverage economies of scale, and new platform investments. The Trilogy team has a proven track record of acquiring, growing, and selling wireless assets globally.

THE AQX BOARD HAS UNANIMOUSLY SUPPORTED THE ARRANGEMENT RESOLUTION

In addition to the receipt of advice and assistance from AQX’s financial advisors and legal counsel, the AQX Board carefully evaluated the terms of the proposed Arrangement and the Plan of Arrangement and unanimously: (i) determined that the Arrangement is in the best interests of the Corporation; (ii) determined that the Arrangement is fair, from a financial point of view, to non-redeeming AQX Shareholders; (iii) approved the Arrangement and the entering into of the definitive arrangement agreement dated November 1, 2016 between Alignvest and Trilogy (as amended on December 20, 2016, the “Arrangement Agreement”); and (iv) resolved to recommend that AQX Shareholders vote in favour of the Arrangement Resolution.

In reaching these determinations and approvals, the AQX Board considered, among other things, the following factors and potential benefits and risks of the Arrangement:

  Strong competitive position within an attractive industry. Each of 2degrees and NuevaTel: operates in a stable three player market; has meaningful market share; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.
  Strong, experienced, and well-aligned management teams. The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers including Verizon, T-Mobile USA, and AT&T Wireless. In total, the businesses John W. Stanton and Brad J. Horwitz have founded or led have sold for over U.S.$70 billion. The management team is rolling 100% of their equity interest in the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction.
  Strong cash flow generation potential. Trilogy’s operating assets have significant momentum and cash flow potential. Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. With respect to NuevaTel, the company has distributed cumulative gross dividends of $244 million to its shareholders, and management believes it will be in a position to continue these distributions after benefitting from its recent network investments.
  Attractive return on investment relative to risk profile. Trilogy represents an opportunity to invest in a high growth, stable business at an attractive valuation. Despite the company’s significantly greater growth potential relative to its relevant comparables, investors have the opportunity to invest in Trilogy at 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s peer group given Trilogy’s growth profile.
  Refer to “Forward-Looking Statements” in this Circular and “Non-GAAP Reconciliation” in the Prospectus attached to the Circular as Appendix “F”.
  Strong public market support. Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. AQX secured total commitments for this transaction of approximately U.S.$63.2 million relative to a minimum cash requirement of U.S.$135 million, which significantly reduces our redemption risk. Alignvest’s Class A restricted voting shares and share purchase warrants have traded positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

  Ability for Alignvest to add value. Alignvest’s partners, Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Trilogy International Partners Inc., with Nadir Mohamed serving as Lead Director.

  Optimized capital structure leading to improved performance. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. Following the transaction, Trilogy intends to use the proceeds from the Arrangement to significantly reduce net leverage, which will allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures and improved working capital management, while also allowing the broader platform to execute on its M&A strategy.

v

  Opportunities for platform growth through acquisitions. Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that, with an improved capital structure, Trilogy will have the opportunity to pursue various strategic acquisitions.

  Favourable transaction dynamic. The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise. Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

  Benefit from being a public company in Canada. Trilogy will benefit from a Canadian listing on the TSX for a number of reasons including access to Canadian and international capital on an exchange where the telecommunication sector represents a greater focus relative to U.S. weightings, reduced public company costs, greater importance as a medium-sized company, and a more favorable regulatory environment.

Other considerations that we believe demonstrate the attractiveness of this transaction, and that provide protection to AQX Shareholders include the following:

  AQX Fairness Opinion. The AQX Fairness Opinion concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant,
  Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

  Shareholder Approval. The Arrangement must be approved by a majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

  Court Approval. The Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court approves the Arrangement.

  Redemption Rights. Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Holders of Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the Arrangement. See “Redemption Rights”.

WORLD-CLASS MANAGEMENT TEAM AND BOARD OF DIRECTORS

Trilogy and its operating subsidiaries have a strong management team comprised of individuals who have created significant shareholder value within the telecom industry, globally, for the past 25 years, and who will implement a clear strategy for Trilogy going forward. The individuals below whose names are marked with a “*” are expected to sit on the board of the pro forma company.

  John W. Stanton*, Co-Founder and Chairman. Founder and former Chairman and CEO of Western Wireless (now part of Verizon) and its predecessors from 1992 until Alltel Wireless Inc.’s (“Alltel”) U.S.$6 billion acquisition of the company in 2005. Founder and Chairman of VoiceStream (acquired by Deutsche Telekom AG in 2001 for $34 billion, now T-Mobile USA), former Vice Chairman of McCaw Cellular Communications, Inc. (“McCaw Cellular”) (acquired for U.S.$16 billion by the predecessor of AT&T Wireless), former Chairman of Clearwire Corporation. Currently Director of Microsoft Corporation, Costco Wholesale Corporation and Columbia Sportswear Company, and Chairman of the Seattle Mariners Major League Baseball team.

  Brad J. Horwitz*, Co-Founder and CEO. Served as Executive Vice President of Western Wireless Corporation (“Western Wireless”) from 2000 until its sale to Alltel in 2005, prior to which he was President of Western Wireless International Corporation (“Western Wireless International”) where he led the expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Côte d’Ivoire, Bolivia, Haiti, Iceland, Ireland, and Austria. He previously spent 13 years at McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless) where he held various management positions including Director of Sales and Marketing, Director of Paging Operations, Director of Business Development, and Vice President of International Operations.

  Theresa E. Gillespie*, Co-Founder and Vice Chairman. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless. She was previously Senior Vice President and Controller of McCaw Cellular. Currently serves as Trustee of Fred Hutchinson Cancer Research Center.

  Erik Mickels, CFO. Joined Trilogy in March 2014 as the company’s Chief Accounting Officer and Vice President – Corporate Controller and has since also assumed responsibilities as Trilogy’s CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi- national SEC registrants within the technology and retail industries. He is also a Certified Public Accountant.

  Scott Morris, General Counsel. Before joining Trilogy in 2006, he served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Inc. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney- advisor to the Chairman of the Commission.

  Stewart Sherriff, CEO of 2degrees. Prior Chairman of the 2degrees Board of Directors and Chief Technology Officer of Trilogy. He previously held multiple senior roles at Western Wireless and was CEO of Meteor Mobile Communications Limited, the third mobile entrant in Ireland, which was one of Western Wireless’ international mobile operations between 2003 and 2005 before being acquired by Alltel.

  Juan Pablo Calvo, CEO of NuevaTel. Prior CEO of Telecel S.A. (Millicom Bolivia). He held various roles within Trilogy, having served as Vice President of Latin America and Caribbean Operations from 2006 to 2008 and Vice President of Business Development from 2008 until he assumed his current role as CEO of NuevaTel in 2010.

In addition, Nadir Mohamed and Anthony Lacavera will be joining the board, with Nadir Mohamed serving as Lead Director, and bring significant telecommunications leadership expertise:

  Nadir Mohamed*, Chairman of the Board of Directors of Alignvest Management Corporation. Served as President and CEO of Rogers, the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins, and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, he was the President and Chief Operating Officer of the company’s Communications Group. Prior to that, he was the President and Chief Executive Officer of Rogers. Before joining Rogers Wireless in 1999, he held senior positions at Telus Communications and at B.C. Telecom. He is currently a Director of TD Financial Group.

  Anthony Lacavera*, Chairman of Globalive Capital and Founder, Former Chairman and CEO of WIND Mobile Canada. Founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1,200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion.
STRONG PUBLIC MARKET SUPPORT IN FAVOR OF THIS TRANSACTION

To date, Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. Prior to announcing the transaction, Alignvest confidentially approached nine investors to assess the market’s response to our proposed acquisition and to potentially receive incremental capital in the form of a subscription contribution. The response was extremely positive, with two of our original investors requesting to invest an additional U.S.$18 million at the C$10.00 IPO price with no warrant, terms that are accretive for IPO investors who bought at C$10.00 and received a half warrant. This investment brings the total additional commitments for this transaction to approximately U.S.$63.2 million (including approximately U.S.$21.2 million from Alignvest’s sponsor), which we believe significantly reduces our redemption risk.

As additional proof of strong public market support for our acquisition of Trilogy, Alignvest’s Class A restricted voting shares and share purchase warrants are trading positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

In addition to the above, our proposed transaction has received positive feedback including a recent Globe and Mail article published by Andrew Willis on November 23, 2016.

Alignvest’s deal could be blueprint for Canadian SPACs

“…In Canada, we are still waiting on the first successful from any of the six SPACs that went public since 2015, raising more than $1-billion (Canadian)…

…SPAC godfathers seem prepared to bless the Alignvest acquisition, which is scheduled to be put to a vote in January. That's because the Toronto-based SPAC gave the market exactly what it wanted with a clean, simple bid for Seattle-based Trilogy International Partners, a private company owned by proven telecom executives that runs wireless networks in New Zealand and Bolivia…

…Finally, the business strategy is straightforward: Wireless networks in New Zealand and Bolivia are a generation behind those in Canada and the U.S. Trilogy management and Bay Street telecom analysts have seen this movie before, they know what's needed for the next instalment.

If the SPAC mafia does indeed sign off on Alignvest's takeover, as they are expected to do, the script will be written for successful acquisitions by Canadian rivals.”

AQX EVALUATED NUMEROUS DEALS AND HEAVILY NEGOTIATED THE TRANSACTION

Prior to reaching an Arrangement with Trilogy, Alignvest considered and conducted analysis of over 400 potential qualifying acquisitions across various industries. Alignvest progressed discussions with high potential targets at various times, signing approximately 40 non-disclosure agreements throughout the process, and subsequently engaged in detailed due diligence and negotiations, which resulted in the submission of approximately 13 expressions of interest to select high potential targets. Alignvest did not enter into a definitive agreement with any potential target businesses, other than Trilogy, given that Alignvest believes the Agreement with Trilogy is the superior alternative.

AMC was first introduced to Trilogy and 2degrees in mid-2014. AMC conducted significant diligence on 2degrees. The AMC team, including Nadir Mohamed, conducted diligence on 2degrees’ business plan and attempted to ascertain fundamental value.

Over the following two years, Alignvest had the opportunity to complete fulsome due diligence of Trilogy, its management team, and the company’s underlying assets. AQX and Trilogy entered into a non-disclosure agreement on December 22, 2015, and engaged in preliminary diligence and letter of intent (“LOI”) negotiation throughout the first and second quarters of 2016. AQX subsequently signed an LOI and entered into exclusivity with Trilogy on July 22, 2016 to conduct extended due diligence and to negotiate documentation. AQX and Trilogy extended exclusivity six separate times after the initial execution of the LOI in order to complete due diligence and documentation, and entered into the Arrangement Agreement on November 1, 2016.

As part of its due diligence process, the AQX team and its advisors travelled to New Zealand the week of July 25, 2016 and to Bolivia the week of August 8, 2016 to evaluate Trilogy’s operating assets. Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), were all heavily involved in diligence calls and meetings with management and advisors.

To complement AQX’s deep telecommunications expertise, AQX engaged a number of advisors to assist on business diligence, accounting diligence, tax diligence, legal diligence, and transaction structuring including a “big four” accounting firm, Aetha Consulting, Stikeman Elliott LLP, Globalive Capital, Cantor Fitzgerald, and Credit Suisse.

See “The Arrangement - Background to the Arrangement” for additional information.

DELOITTE HAS DEEMED THE TRANSACTION “FAIR” FINANCIALLY TO AQX’s CLASS A SHAREHOLDERS

Deloitte was formally engaged pursuant to a letter agreement dated October 24, 2016 (the “Deloitte Agreement”) to prepare and provide a fairness opinion with respect to the Arrangement. The terms of the Deloitte Agreement provide that Deloitte is to be paid a fixed fee for its service, 80% of which is contingent on the successful completion of the Arrangement and will be reimbursed for out of pocket expenses upon submission of the AQX Fairness Opinion. In addition, the Corporation has agreed to indemnify Deloitte, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, against certain expenses, losses, claims, actions, damages and liabilities which may arise directly or indirectly from services performed by Deloitte in connection with the Deloitte Agreement. No understandings or agreements exist between Deloitte and the Corporation with respect to future financial advisory or investment banking business.

The AQX Board received a draft of the AQX Fairness Opinion from Deloitte on December 19, 2016. Subsequently, Deloitte delivered the written AQX Fairness Opinion which concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares. The AQX Fairness Opinion is attached to this Circular as Appendix “C”. The Corporation encourages you to read this opinion in its entirety.

The AQX Fairness Opinion was provided in connection with the Arrangement and may not be used or relied upon for any other purpose. The AQX Fairness Opinion is not a recommendation as to how any AQX Shareholder should vote with respect to the Arrangement Resolution or any other matter, or as to whether or not to redeem any Class A Restricted Voting Shares. This summary is qualified in its entirety by reference to the full text of AQX Fairness Opinion.

x

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Ontario Superior Court of Justice dated December 19, 2016, as the same may be amended (the “Interim Order”), a special meeting (the “Meeting”) of the holders (collectively, the “AQX Shareholders”) of (i) Class A restricted voting shares (the “Class A Restricted Voting Shares”) and (ii) Class B shares (the “Class B Shares” and together with the Class A Restricted Voting Shares, the “AQX Shares”) of Alignvest Acquisition Corporation (“AQX”, “Alignvest” or the “Corporation”) is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 on January 24, 2017, at 10:00 a.m. (Toronto time), for the following purposes:

1.

to consider, pursuant to the Interim Order, and, if thought advisable, to pass a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” attached to the accompanying Management Information Circular (the “Circular”), to approve: (i) a plan of arrangement (the “Arrangement”) involving the Corporation and Trilogy International Partners LLC (“Trilogy”) pursuant to section 182 of the Business Corporations Act (Ontario), as amended, and the terms of an arrangement agreement entered into between the Corporation and Trilogy dated November 1, 2016 (as amended on December 20, 2016 to make minor changes consistent with the original intent of the parties, the “Arrangement Agreement”) involving the acquisition by the Corporation, directly or indirectly, of all of the voting interest and a significant economic equity interest in Trilogy (the foregoing being intended to qualify as the Corporation’s “qualifying acquisition” under Part X of the TSX Company Manual); and (ii) in accordance with Subsections 611(c) and/or 607(g)(i) of the TSX Company Manual, the issuance of up to 12,833,333 Class B Shares (representing 38.3% of all current issued and outstanding AQX Shares) pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing approximately 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment (as defined below) and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U. S.$0.75 to C$1.00) to subscribers pursuant to the Alignvest Additional Subscriptions (as defined below), of which approximately U.S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B  Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly); all as more particularly described in the Circular;

2.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a deferred share unit plan (the “DSU Plan”), a copy of which plan is set out in Appendix “H” to the Circular, and as more particularly described in the Circular (the “DSU Plan Resolution”);

3.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a restricted share unit plan (the “RSU Plan”), a copy of which plan is set out in Appendix “J” to the Circular, and as more particularly described in the Circular (the “RSU Plan Resolution”);

4.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsections 604(a) and/or 607(g)(ii) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution by a majority of AQX Shareholders voting other than Participating Insiders (as defined below), authorizing and approving the potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders of AQX (as defined in the Securities Act (Ontario)) (to the extent such potential issuance exceeds 10%) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions, as more particularly described in the Circular (the “Insider Subscriptions Resolution”); and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The record date for the determination of AQX Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on December 20, 2016 (the “Record Date”). Only AQX Shareholders whose names have been entered in the register of AQX Shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote their AQX Shares at the Meeting. This notice of special meeting of AQX Shareholders is accompanied by the Circular and a form of proxy (for registered shareholders) or a voting instruction form (for beneficial shareholders).

Pursuant to the terms of the Arrangement, among other things:

(i)

any Class A Restricted Voting Shares held by an AQX Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such redeeming AQX Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares;

(ii)

each Class A Restricted Voting Share held legally and/or beneficially by a non-redeeming AQX Shareholder outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) shall be converted into one (1) Class B Share;

(iii)

subscriptions from investors for Class B Shares and/or Common Shares (as defined below) in an amount of up to U.S.$75 million plus an amount equal to: (A) the number of Class A Restricted Voting Shares (if any) in respect of which redemption rights have been exercised and not withdrawn, times (B) C$10 (the “Alignvest Additional Subscriptions”), shall become effective;

(iv)

the subscription by Alignvest Partners Master Fund LP for, and the issuance by Alignvest of, approximately U.S.$21.2 million of Class B Shares and/or Class A Restricted Voting Shares and/or Common Shares (as defined below) (the “Alignvest Sponsor Equity Investment”) shall become effective;

(v)

the articles of Alignvest shall be amended to, among other things, re-designate the Class B Shares from “Class B Shares” to “Common Shares”, create a special voting share (the “Special Voting Share”) and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.” (“TIP Inc.”);

(vi)

the Special Voting Share shall be issued to and deposited with TSX Trust Company of Canada (the “Trustee”) pursuant to the voting trust agreement to be entered into among TIP Inc., Trilogy and the Trustee;

(vii)	TIP Inc. will subscribe for, and Trilogy will issue to TIP Inc., class B units of Trilogy and warrant rights to purchase class B units of Trilogy;

(viii)	holders of units of Trilogy International New Zealand LLC (“TINZ”) other than Trilogy International South Pacific LLC shall transfer their units in TINZ to TIP Inc. in exchange for Common Shares;

(ix)	participating holders of shares and/or options exercised to acquire shares in Two Degrees Mobile Limited (“2degrees”) shall exchange their shares in 2degrees for Common Shares;

(x)

the terms of the existing 13,402,688 share purchase warrants of Alignvest (the “Alignvest Warrants”) shall deemed to be amended to be share purchase warrants to acquire common shares of TIP Inc. (“Common Shares”) following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended;

(xi)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest; and

(xii)	Alignvest shall be authorized to apply to the Director under the Business Corporations Act (Ontario) to continue from the laws of Ontario to the laws of British Columbia.

The total number of Common Shares issuable to Trilogy unitholders and TINZ unitholders (in each case, assuming all Class C units of Trilogy were to be redeemed for Common Shares) and to 2degrees shareholders pursuant to the Arrangement will be approximately 47,520,986, resulting in a dilution to AQX Shareholders of approximately 142%.

All of the directors and senior officers of AQX, along with Alignvest Management Corporation, AQX’s sponsor, have agreed to support the Arrangement. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz, and Alignvest Management Corporation (as well as the Alignvest Partners Master Fund LP), have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time. Any new Class B Shares issued concurrently with the closing of the Arrangement to directors of AQX participating in the Alignvest Additional Subscriptions, being Adam Jiwan, Bonnie Brooks, Donald Walker and Razor Suleman (collectively and together with Alignvest Partners Master Fund LP, the “Participating Insiders”), shall not, except in the case of Alignvest Partners Master Fund LP, be subject to such lock-up agreements. All of the forfeitable founders’ shares of Alignvest will remain subject to the existing restrictions as well, as more particularly described in the Circular. Certain Trilogy executives and other Trilogy investors have agreed to a lock-up of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for various periods following the Effective Time, as outlined in the Arrangement Agreement.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular accompanying this Notice, which Circular forms part of this Notice. The full text of the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution are set out in Appendices “A”, “G”, “I” and “K”, respectively, to the Circular. A form of proxy also accompanies this notice.

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement. If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

A registered AQX Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered AQX Shareholder and you are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed form of proxy or, alternatively, electronically or by telephone, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting in person if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend. A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of AQX’s transfer agent, TSX Trust Company at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by fax to 416-595-9593 by 10:00 a.m. (Toronto time) on January 20, 2017 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a shareholder.

If you are a non-registered AQX Shareholder, please refer to the section in the Circular entitled “General Proxy Information — Advice to Beneficial AQX Shareholders” as well as the instructions set out in the voting instruction form or other instructions received from your financial intermediary for information on how to vote your AQX Shares.

Holders of Class A Restricted Voting Shares have the right to redeem all or a portion of their Class A Restricted Voting Shares in accordance with their terms, provided that they deposit (or in the case of non-registered shareholders, instruct the applicable CDS Participant to cause CDS to deposit) their shares for redemption prior 5:00 p.m. (Toronto time) on January 19, 2017, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the third business day before the date of the adjourned or postponed meeting. Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

DATED at Toronto, Ontario, this 22nd day of December, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Reza Satchu”

Reza Satchu
President, Chief Executive Officer and Director

FREQUENTLY ASKED QUESTIONS

The following questions and answers about the Meeting, voting thereat, and the Arrangement are designed to help you understand such matters in more detail.

About the Meeting

Why did I receive this package of information?

The Arrangement described in the Circular is subject to, among other things, obtaining the Required Approval. As an AQX Shareholder as of the close of business on December 20, 2016, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Circular in connection with that solicitation.

What is this document?

This document is an information circular furnished to AQX Shareholders in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting or at any adjournment(s) or postponement(s) thereof. The Circular provides additional information respecting the Arrangement. References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof that may occur.

Who is soliciting my proxy?

Your proxy is being solicited by and on behalf of the Corporation’s management for use at the Meeting or any adjournment(s) or postponement(s) thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The Corporation has retained D.F. King Canada (“D.F. King”) to provide proxy and information agent services in connection with the qualifying acquisition. In connection with these services, D.F. King is expected to receive a fee of up to $70,000 plus reasonable out-of-pocket expenses.

The Corporation will not be using the notice-and-access mechanism under National Instrument 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of the Notice of Meeting and the Circular to AQX Shareholders.

See “General Proxy Information – Solicitation of Proxies”.

When and where is the Meeting?

The Meeting is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9, on January 24, 2017 at 10:00 a.m. (Toronto time).

When is the voting deadline for the Meeting?

In order to ensure that your proxy is received in time for AQX’s Special Meeting, to be held on Tuesday, January 24, 2017 at 10:00 a.m. (Toronto time), we recommend that you vote today, or no later than 10:00 a.m. (Toronto time) on Friday, January 20, 2017. The deadline for deposit of proxies may be waived or extended by the chair of AQX’s Meeting at his discretion, without notice.

What am I being asked to vote on?

You are being asked to vote on the Arrangement Resolution to approve the Plan of Arrangement and related matters. You are also being asked, conditional on the Arrangement Resolution being approved, to vote on the DSU Plan Resolution to approve the DSU Plan, the RSU Plan Resolution to approve the RSU Plan and the Insider Subscriptions Resolution to approve the potential issuance to insiders of Alignvest of Class B Shares representing over 10% of the issued and outstanding AQX Shares (to the extent such issuance exceeds 10%).

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement.

If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

Does the AQX Board of Directors support the Arrangement?

Yes. After careful consideration by the AQX Board, the AQX Board has unanimously concluded that the Arrangement is in the best interests of the Corporation and has unanimously determined that the Arrangement is fair, from a financial point of view, to non-redeeming AQX Shareholders. Accordingly, the AQX Board has unanimously approved the Arrangement and unanimously recommends that AQX Shareholders vote FOR the Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution.

Who is entitled to vote at the Meeting and how will votes be counted?

All AQX Shareholders as of the close of business on December 20, 2016 are entitled to vote on the Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution at the Meeting. Only disinterested AQX Shareholders (totalling 26,294,742 AQX Shares) as of the close of business on December 20, 2016 are entitled to vote on the Insider Subscriptions Resolution.

TSX Trust Company, the Corporation’s transfer agent and registrar, will count the votes.

What if I acquire ownership of AQX Shares after December 20, 2016?

Only AQX Shareholders as of the close of business on the Record Date are entitled to receive notice of, attend, be heard and vote at the Meeting.

How can I vote my AQX Shares?

If you are a non-registered holder of Class A Restricted Voting Shares (meaning that your Class A Restricted Voting Shares are held beneficially on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary), please carefully follow the instructions provided by such intermediary in order to vote.

If you were a registered AQX Shareholder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the enclosed form of proxy in order to vote. You can vote your AQX Shares either by attending the Meeting and voting your AQX Shares at the AQX Meeting or, if you cannot attend the AQX Meeting, by having your AQX Shares voted by proxy in accordance with the instructions set out on the accompanying form of proxy.

See “General Proxy Information” for more information on voting your AQX Shares.

What is the quorum for the Meeting?

For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting shall be at least two registered or beneficial AQX Shareholders holding or representing by proxy not less than 25% of the issued and outstanding AQX Shares entitled to be voted at the Meeting, irrespective of the number of persons actually present at the Meeting.

How many AQX Shares are entitled to vote?

The authorized capital of the Corporation consists of an unlimited number of (i) Class A Restricted Voting Shares and (ii) Class B Shares without par or nominal value. Each holder of AQX Shares is entitled to one vote for each AQX Share registered in his or her name at the close of business on the Record Date. At the close of business on the Record Date, there were 25,875,000 Class A Restricted Voting Shares outstanding and 7,631,720 Class B Shares outstanding.

Am I entitled to dissent rights?

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have a redemption right, no dissent rights will be available to AQX Shareholders in respect of the Arrangement.

How can I redeem my Class A Restricted Voting Shares?

Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, irrespective of whether they vote for or against, or do not vote on, the Arrangement Resolution at the Meeting, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account at the time of the Meeting, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05.

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Arrangement must do so by causing a CDS Participant in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner a Redemption Notice of the owner’s intention to redeem Class A Restricted Voting Shares in connection with the Arrangement. A non-registered holder of Class A Restricted Voting Shares who desires to redeem Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Corporation’s transfer agent in advance of the required time.

Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, is permitted to redeem more than an aggregate of 15% of the number of issued and outstanding Class A Restricted Voting Shares.

See “Redemption Rights” for more information on your redemption rights.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named therein as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

About the Arrangement

What is a plan of arrangement?

A plan of arrangement is a statutory procedure under Ontario corporate law that allows companies to carry out transactions with the approval of its shareholders and the Court. The Arrangement Resolution that you are being asked to consider will provide for, among other things, the Arrangement.

I own AQX Shares. What will I receive if the Arrangement is completed?

Pursuant to the Arrangement, AQX Shareholders (other than AQX Shareholders properly exercising redemption rights) will exchange their AQX Shares for Common Shares at a ratio of one (1) Common Share for every AQX Share.

Why is the Corporation proposing the Arrangement transaction?

The AQX Board and the Corporation’s management was mandated to seek out and consummate a transaction that constitutes the Corporation’s qualifying acquisition under Part X of the TSX Company Manual within the 21-month period from the closing of the Corporation’s initial public offering (or 24 months from the closing of the Corporation’s initial public offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within such 21-month period but has not completed the qualifying acquisition within such 21-month period). This timeline may be extended to up to 36 months from the closing of the Corporation’s initial public offering with approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the TSX, if required. Since the Corporation’s initial public offering in June 2015, the AQX Board and the Corporation’s management reviewed several potential qualifying acquisition and have negotiated the terms of the Arrangement and related transactions.

Who is Trilogy?

Trilogy is a holding company formed under the laws of the State of Washington on November 21, 2005. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva), in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including: Global System for Mobile Communications (GSM or 2G); High Speed Packet Access, Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G). If the Arrangement is approved and consummated, the business of Trilogy will become the business of TIP Inc. See “Information Concerning Trilogy and TIP Inc.”.

What will TIP Inc. be?

Following the completion of the Arrangement, the name of the Corporation will be “Trilogy International Partners Inc.” and the Corporation will continue from the laws of Ontario to the laws of British Columbia. As a result of the Arrangement, TIP Inc. will indirectly own Trilogy’s economic interests in its existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia. See “Information Concerning Trilogy and TIP Inc.”.

For a discussion on certain differences between the BCBCA and the OBCA, see Appendix “L”.

How do I deposit my AQX Shares?

Class A Restricted Voting Shares: If the Arrangement and Plan of Arrangement are completed, CDS is expected to effect a share exchange of the non-registered and non-redeemed Class A Restricted Voting Shares for Common Shares in accordance with the terms of the Arrangement. Beneficial owners of Class A Restricted Voting Shares are not required to take any further action to receive the Common Shares which they are entitled to receive pursuant to the Arrangement. If your Class A Restricted Voting Shares are in registered form, the same procedure outlined below for the Class B Shares will apply.

Class B Shares: The return of the certificate or certificates representing Class B Shares and all additional documents as the Corporation may reasonably require, will enable each holder of Class B Shares to obtain the Consideration to which such holder of Class B Shares is entitled under the Arrangement. See “Procedure for the Exchange of AQX Shares”.

When will the Arrangement be completed?

It is presently anticipated that the Arrangement will be completed on or about February 3, 2017.

What will I have to do as an AQX Shareholder to receive the Consideration for my AQX Shares?

If you are a non-registered (beneficial) AQX Shareholder, you will receive the Consideration through your account with your broker, investment dealer, bank, trust company or other intermediary that holds AQX Shares on your behalf. You should contact your intermediary if you have questions about this process.

If you are a registered AQX Shareholder, you must complete and send the certificate(s) (if applicable) representing your AQX Shares to the Corporation. The Corporation’s Transfer Agent is required to mail you evidence of ownership of Common Shares as soon as practicable after the Effective Date or upon receipt of your AQX Share certificate(s).

About Approval of the Arrangement

What approvals are required for the Arrangement to become effective?

Completion of the Arrangement is subject to, among other things, the receipt of (i) the Required Approval, (ii) the Final Order, (iii) the approval of the OSC and (iv) the approval of the TSX, as required.

What is the required AQX Shareholder Approval level?

The approval of the Arrangement Resolution will require the affirmative vote of not less than a simple majority of the votes cast by the AQX Shareholders present in person or represented by proxy at the Meeting, voting together as if they were a single class of shares.

How will I know when all required approvals have been received?

AQX plans to issue a press release once all the necessary approvals have been received and all conditions to the completion of the Arrangement have been satisfied or waived.

What happens if the AQX Shareholders do not approve the Arrangement Resolution?

If the Corporation does not receive the required vote by AQX Shareholders in favour of the Arrangement Resolution, the Arrangement will not become effective. If the Arrangement is not completed, the Corporation may pursue another qualifying acquisition. Further, if the Arrangement is not completed, the Corporation may be unable to seek out and consummate a transaction that constitutes the Corporation’s qualifying acquisition under Part X of the TSX Company Manual within the time period required by applicable securities laws and the TSX. See “Risks Associated with the Arrangement”.

What happens if the AQX Shareholders do not approve the DSU Plan Resolution, the RSU Plan Resolution and/or the Insider Subscriptions Resolution?

If the Corporation does not receive the required vote by AQX Shareholders in favour of the DSU Plan Resolution, the DSU Plan will not become effective. If the Corporation does not receive the required vote by AQX Shareholders related to the RSU Plan in favour of the RSU Plan Resolution, the Arrangement will not become effective (unless the applicable closing condition is waived). If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

About AQX Shares and Warrants

Will the AQX Shares continue to be listed on the TSX after the Arrangement?

Yes, it is a condition of closing that the Common Shares into which the AQX Shares will be converted are approved to be listed on the TSX.

I hold Alignvest Warrants. What will happen to my Warrants under the Arrangement?

Pursuant to their terms and in accordance with the terms and conditions of the Arrangement Agreement, all Alignvest Warrants outstanding immediately prior to the Arrangement will remain outstanding, unamended other than being deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share.

Tax Consequences to AQX Shareholders

What are the tax consequences of the Arrangement to me as an AQX Shareholder?

This Circular contains a summary of the principal Canadian and U.S. federal income tax considerations relevant to AQX Shareholders. Please see the discussions under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular AQX Shareholder. This summary is not exhaustive of all income tax considerations. Accordingly, AQX Shareholders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the AQX Shareholder.

Who to Call with Questions

Who can I contact if I have questions?

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call D.F. King at:

North American Toll Free Number: 1-800-332-6309
Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301
Email: inquiries@dfking.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176

TABLE OF CONTENTS

FREQUENTLY ASKED QUESTIONS	xv
About the Meeting	xv
About the Arrangement	xviii
About Approval of the Arrangement	xix
About AQX Shares and Warrants	xx
Tax Consequences to AQX Shareholders	xx
Who to Call with Questions	xxi
FORWARD-LOOKING STATEMENTS	2
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	4
GLOSSARY OF TERMS	4
SUMMARY	16
GENERAL PROXY INFORMATION	34
Solicitation of Proxies	34
Appointment and Revocation of Proxies	34
Voting of Proxies	35
Advice to Beneficial AQX Shareholders	35
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	36
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	38
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	38
THE ARRANGEMENT	39
Background to the Arrangement	39
AQX Fairness Opinion	43
Recommendation of the AQX Board	43
Reasons for the Recommendation of the AQX Board	44
Qualifying Acquisition Fair Market Value Threshold	47
Arrangement Steps	48
Founders	49
Shareholder Approval of the Arrangement and the Plan of the Arrangement	50
Court Approval and Completion of the Arrangement	50
Post-Arrangement Structure	51
The Arrangement Agreement	51
Interests of Certain Persons in the Arrangement	61
REDEMPTION RIGHTS	62
DSU PLAN	63
RSU PLAN	65
SUBSCRIPTIONS BY INSIDERS OF ALIGNVEST	68
PROCEDURE FOR THE EXCHANGE OF AQX SHARES	69
STOCK EXCHANGE LISTINGS	69
CANADIAN SECURITIES LAW MATTERS	69
UNITED STATES SECURITIES LAWS MATTERS	69
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	71
Taxation of Holders Resident in Canada	71
Taxation of Holders Not Resident in Canada	74
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	76
RISKS ASSOCIATED WITH THE ARRANGEMENT	86
INFORMATION CONCERNING THE CORPORATION	90

i

INFORMATION CONCERNING TRILOGY AND TIP INC.	90
CONTRACTUAL RIGHTS OF RESCISSION AND DAMAGES	90
OTHER BUSINESS	90
DOCUMENTS INCORPORATED BY REFERENCE	91
ADDITIONAL INFORMATION	91
CONSENT OF DELOITTE LLP	92
APPENDIX “A” – ARRANGEMENT RESOLUTION	A-1
APPENDIX “B” – PLAN OF ARRANGEMENT	B-1
APPENDIX “C” – FAIRNESS OPINION OF DELOITTE	C-1
APPENDIX “D” – INTERIM ORDER	D-1
APPENDIX “E” – NOTICE OF APPLICATION	E-1
APPENDIX “F” – PROSPECTUS	F-1
APPENDIX “G” – DSU PLAN RESOLUTION	G-1
APPENDIX “H” – DSU PLAN	H-1
APPENDIX “I” – RSU PLAN RESOLUTION	I-1
APPENDIX “J” – RSU PLAN	J-1
APPENDIX “K” – INSIDER SUBSCRIPTIONS RESOLUTION	K-1
APPENDIX “L” – COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND BCBCA	L-1

ii

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at December 22, 2016, unless indicated otherwise)
(All dollar amounts herein are in U.S. dollars, unless indicated otherwise)

Introduction

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alignvest Acquisition Corporation (“AQX”, “Alignvest” or the “Corporation”) for use at the special meeting of the holders (collectively, the “AQX Shareholders”) of (i) Class A restricted voting shares (“Class A Restricted Voting Shares”) and (ii) Class B shares (“Class B Shares” and together with Class A Restricted Voting Shares, the “AQX Shares”) of the Corporation (and any adjournment(s) or postponement(s) thereof) scheduled to be held on January 24, 2017 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix “B”. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms”.

The information concerning Trilogy International Partners LLC (“Trilogy”) and its subsidiaries contained in this Circular, including the appendices, has been provided by Trilogy for inclusion in this Circular. Although the Corporation has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by Trilogy are untrue or incomplete, the Corporation assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Trilogy to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Corporation, except as expressly herein provided.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Circular.

THE SECURITIES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

FORWARD-LOOKING STATEMENTS

Certain statements in this Circular, including the appendices hereto, are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the proposed Arrangement, the timing of the closing of the proposed Arrangement, the listing of the Common Shares on the TSX (as defined herein), information concerning Trilogy and the parties and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including the Corporation’s and Trilogy’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and Trilogy following the Arrangement. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By its nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to the following: (i) anticipated approval of the Arrangement by AQX Shareholders and the Court; (ii) completion and timing of the Arrangement; (iii) receipt and timing of required approvals and consents from third-parties to complete the Arrangement; (iv) satisfaction or waiver of closing conditions in accordance with the Arrangement Agreement; (v) expectation that no change or other circumstance will occur that could cause the termination of or a material change to the Arrangement Agreement; (vi) no unforeseen changes in legislative and operating frameworks for the business of Trilogy; (vii) general economic, industry and market segment conditions; (viii) changes in applicable environmental, taxation and other laws and regulations, as well as how such laws and regulations are interpreted and enforced; (ix) stock market volatility; (x) ability to obtain and maintain current and additional financings; (xi) the execution of strategic growth plans; (xii) the ability of Trilogy to continue to develop and grow; and (xiii) management’s success in anticipating and managing the foregoing factors, as well as the risks described under the heading “Risk Factors” in this Circular and in the Prospectus (as defined herein). In making these statements, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the telecommunications industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Although the forward-looking statements contained in this Circular are based upon what the Corporation and Trilogy management currently believes to be reasonable assumptions, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These forward-looking statements are made as of the date of this Circular and, other than as specifically required by law, neither the Corporation nor Trilogy assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

This Circular and the accompanying Prospectus make reference to certain non-U.S. GAAP measures and wireless telecommunication industry metrics. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of Trilogy’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of Trilogy’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of Trilogy include “Adjusted EBITDA”, “Adjusted EBITDA margin”, “CAPEX” and “consolidated equipment subsidy”. See “Description of the Business of TIP Inc. – Non-GAAP Reconciliation” and “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures” in the Prospectus for a definition and reconciliation of certain of the foregoing non-U.S. GAAP measures to their most directly comparable measures calculated in accordance with U.S. GAAP.

Alignvest and Trilogy believe that these non-U.S. GAAP financial measures and operating metrics provide meaningful supplemental information regarding Trilogy’s performance and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. These financial measures and operating metrics are intended to provide investors with supplemental measures of Trilogy’s operating performance and thus highlight trends in Trilogy’s core business that may not otherwise be apparent when solely relying on the U.S. GAAP measures. For a description of why these measures are presented and a definition of each measure, see the sections of the Prospectus entitled “Management’s Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures” and “Description of the Business of TIP Inc. – Non-GAAP Reconciliation”.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical and pro forma consolidated financial statements of, and the summaries of historical financial information contained in the Prospectus attached to this Circular are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Circular, including the following Summary. These terms are not always used herein and may not conform to the defined terms used in schedules and appendices to this Circular.

“10% U.S. Shareholder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Effects of Code Section 367(b)”;

“2degrees” means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy;

“2degrees Options” means options to acquire 2degrees Shares;

“2degrees Participating Securityholder Consideration” means the consideration specified in the 2degrees Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2degrees Participating Securityholders, including by way of transfer of some or all of the 2degrees Shares legally and/or beneficially held by each 2degrees Participating Securityholder to TINZ (or Alignvest) pursuant to the 2degrees Securities Purchase Agreements;

“2degrees Participating Securityholders” means holders of 2degrees Options exercised to acquire 2degrees Shares and/or holders of 2degrees Shares that have entered into the 2degrees Securities Purchase Agreements;

“2degrees Participating Securityholders Exchange” means the payment by the 2degrees Participating Securityholders to TINZ (or Alignvest) of the 2degrees Participating Securityholder Consideration and the issuance by TIP Inc. to the 2degrees Participating Securityholders of the number of Common Shares set out in the 2degrees Securities Purchase Agreements;

“2degrees Securities Purchase Agreements” means the agreements pursuant to which the 2degrees Participating Securityholders have agreed with Alignvest to exchange their 2degrees Shares for Common Shares;

“2degrees Shares” means the issued and outstanding shares of 2degrees;

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only that Party, any offer, proposal or inquiry (written or oral) from any person or group of persons or any Affiliate of any person acting jointly or in concert after the date of the Arrangement Agreement relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 5% or more of the consolidated assets or contributing 5% or more of the annual consolidated revenue of that Party or of 5% or more of the voting or equity securities of that Party (or rights or interests in such voting or equity securities); (ii) in the case of Alignvest, a purchase investment or other transaction that would constitute a “qualifying acquisition” within the meaning of Part X of the TSX Company Manual; (iii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such person or group of persons beneficially owning 10% or more of any class of voting or equity securities of that Party; (iv) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party; (v) any other similar transaction or series of transactions involving that Party; or (vi) a material financing transaction;

“affiliate” has the meaning specified in National Instrument 45-106 — Prospectus Exemptions;

“Alignvest”, “AQX” or “Corporation” means Alignvest Acquisition Corporation, a special purpose acquisition corporation incorporated under the laws of the Province of Ontario;

“Alignvest Additional Subscribers” means the investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest;

“Alignvest Additional Subscriptions” means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Class B Shares and/or Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a subscription price of C$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements;

“Alignvest Additional Subscription Agreements” means the subscription agreements between each of Alignvest on the one hand and the Alignvest Additional Subscribers on the other hand to be dated on or prior to the Effective Date;

“Alignvest Board” means the board of directors of Alignvest, as constituted from time to time;

“Alignvest Partners” means Alignvest Partners Master Fund LP;

“Alignvest Sponsor” or “AMC” means Alignvest Management Corporation, the sponsor of Alignvest;

“Alignvest Sponsor Equity Investment” means the subscription by Alignvest Partners for, and the issuance by Alignvest to Alignvest Partners of, the number of Alignvest Class B Shares and/or Common Shares in consideration of the payment by Alignvest Partners of the amount of approximately U.S.$21,200,000, pursuant to the Alignvest Sponsor Subscription Agreement, contemporaneously with or prior to the Effective Time, as set out in the Alignvest Sponsor Subscription Agreement;

“Alignvest Sponsor Subscription Agreement” means the subscription agreement between Alignvest and Alignvest Partners, dated November 1, 2016;

“Alignvest U.S. Subsidiary” means a wholly-owned subsidiary of Alignvest newly incorporated under the laws of Delaware under the name “Trilogy International Partners Holdings (U.S.) Inc.”, having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as TIP Inc. will have at the completion of the Plan of Arrangement;

“Alignvest U.S. Subsidiary Subscription” means the subscription by the Alignvest U.S. Subsidiary for, and the issuance by Trilogy to the Alignvest U.S. Subsidiary of, the number of Class A Units and at a subscription price per Class A Unit as specified in the Alignvest U.S. Subsidiary Subscription Agreement for aggregate subscription proceeds of U.S.$10,000 pursuant to the Alignvest U.S. Subsidiary Subscription Agreement;

“Alignvest U.S. Subsidiary Subscription Agreement” means the subscription agreement pursuant to which Alignvest U.S. Subsidiary subscribes for new Class A Units at an aggregate subscription price of U.S.$10,000 contemporaneously with or prior to the Effective Time;

“Alignvest Warrants” means the 13,402,688 share purchase warrants of Alignvest issued under the Warrant Agreement which, 30 days following the completion of the Arrangement, will each entitle the holder thereof to purchase one Common Share for aggregate consideration of C$11.50;

“All E&P Amount” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Effects of Code Section 367(b)”;

“Alltel” means Alltel Wireless Inc.;

“AQX Board” and “AQX Board of Directors” means the board of directors of the Corporation as the same is constituted from time to time;

“AQX Board Recommendation” means the unanimous decision of the AQX Board that the Arrangement Resolution is in the best interests of AQX and fair to the AQX Shareholders and its recommendation that the AQX Shareholders vote in favour of the Arrangement Resolution;

“AQX Change in Recommendation” means that the AQX Board or any committee of the AQX Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification), the AQX Board Recommendation within five Business Days after having been requested in writing to do so by Trilogy;

“AQX Fairness Opinion” means an opinion of Deloitte that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares;

“AQX Founders” means, collectively, Alignvest Management Corporation, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker., as the collective holders of the Founders’ Shares;

“AQX Shareholders” means the registered or beneficial holders of the AQX Shares;

“AQX Shares” means, prior to the Effective Time, the Class A Restricted Voting Shares and the Class B Shares;

“Arrangement” means an arrangement under the provisions of section 182 of the OBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and Trilogy, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between Alignvest and Trilogy dated November 1, 2016, as amended on December 20, 2016, together with the schedules attached thereto, as further amended, supplemented, or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Subscription Consideration” means, without duplication, the amount of money in the Escrow Account plus (i) cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and the Alignvest Additional Subscriptions, and less (ii) the amount of money for the redemptions of Class A Restricted Voting Shares, the subscription price for the Class A Units and Expenses. For greater certainty, any proceeds from the Alignvest Sponsor Equity Investment utilized for the purposes of covering redemptions of Class A Restricted Voting Shares will not be included in the added amount in (i) nor the subtracted amount in (ii);

“Arrangement Class B Units” means, without duplication, the number of Class B Units equal to: (a) the number of AQX Shares outstanding immediately prior to the Effective Time, plus (b) the number of Common Shares to be issued on the closing of the Alignvest Sponsor Equity Investment, (c) the number of Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Class A Restricted Voting Shares;

“Arrangement Resolution” means the resolution of the AQX Shareholders approving the Arrangement (and other matters) as presented at the Meeting substantially in the form of Appendix “A” to this Circular;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably;

“AT&T Wireless” means AT&T Wireless Services Inc.;

“Awarded DSUs” has the meaning ascribed to it under the heading “DSU Plan”;

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Seattle, Washington;

“Call Right” means the right of Trilogy contained in the LLC Agreement to deliver Common Shares to a holder of a Class C Unit on a redemption of their Class C Unit on the terms set out in the LLC Agreement;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Change of Control Event” has the meaning ascribed to it under the heading “DSU Plan”;

“Circular” means the notice of the Meeting and this management information circular, including all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Class A Restricted Voting Shares” means the Class A restricted voting shares in the capital of the Corporation, and in respect of which each Class A Restricted Voting Share (excluding, for greater certainty, the Class A Restricted Voting Shares that are validly deposited for redemption (and not withdrawn) by the AQX Shareholders in accordance with the share terms) shall each be automatically converted at the Effective Time, as part of the Arrangement and in accordance with the share terms, into one Class B Share and subsequently re-designated as one Common Share; and each, a “Class A Restricted Voting Share”;

“Class A Unit” means a class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the LLC Agreement;

“Class B Shares” means the Class B shares in the capital of the Corporation; and each, a “Class B Share”;

“Class B Unit” means a class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the LLC Agreement;

“Class C Unit” means a class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the LLC Agreement, and which, among other things, will include the Class C Unit Redemption Rights;

“Class C Unit Redemption Rights” means the redemption rights granted under the terms of the Class C Units issued pursuant to the LLC Agreement;

“Code” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“Committee” means the C&CG Committee of the TIP Inc. Board or such other committee of the TIP Inc. Board as may be designated by the TIP Inc. Board to administer the RSU Plan.

“Common Shares” means the Class B Shares, as re-designated under the Arrangement at the Effective Time as common shares in the capital of TIP Inc., having the terms and conditions set forth in Exhibit A to the Plan of Arrangement;

“Consideration” means the consideration to be received by Participating Shareholders pursuant to the Plan of Arrangement in respect of each non-redeemed AQX Share that is issued and outstanding immediately prior to the Effective Time, comprising one (1) Common Share per AQX Share;

“Conversion” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to the Corporation”;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Deemed Dividend Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Effects of Code Section 367(b)”;

“Deloitte” means Deloitte LLP;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Distribution Date” has the meaning ascribed to it under the heading “DSU Plan”;

“DSU Account” means an account maintained for the a participant in the DSU Plan;

“DSU Plan” means the deferred share unit plan proposed to be adopted by TIP Inc., substantially in the form of Appendix “H” to this Circular;

“DSU Plan Resolution” means the resolution of the AQX Shareholders approving the DSU Plan as presented at the Meeting substantially in the form of Appendix “G” to this Circular;

“DSUs” means the deferred share units of TIP Inc.;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Equity Interests” means the issued and outstanding Common Shares and Class C Units;

“Escrow Account” means the escrow account of the Corporation established and maintained by the Escrow Agent, which holds in escrow the gross proceeds of the initial public offering of the Class A Restricted Voting Shares and the associated Alignvest Warrants;

“Escrow Agent” means TSX Trust Company of Canada, and its successors and permitted assigns;

“Escrow Agreement” means the escrow agreement among Alignvest, the Escrow Agent, TD Securities Inc. and Cantor Fitzgerald & Co., dated June 24, 2015;

“Excess DSUs” has the meaning ascribed to it under the heading “DSU Plan”;

“Expenses” means all Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest’s ongoing affairs and the transactions contemplated under the Arrangement Agreement, together with a reasonable reserve for future expenses and disbursements (not to exceed $3,000,000);

“FATCA” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Tax Consequences to Non-U.S. Holders of Holding and Disposing Common Shares – Foreign Account Tax Compliance Act”;

“Fifth Amended and Restated Trilogy LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of Trilogy, dated as of December 30, 2010, as amended;

“Final Order” means the final order of the Court pursuant to section 182 of the OBCA in a form acceptable to the Corporation and Trilogy, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and Trilogy, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and Trilogy, each acting reasonably) on appeal;

“Founders’ Shares” means the 6,701,343 Class B Shares (which excludes 930,376 Class B Shares purchased under the AQX initial public offering and 1 Class B Share issued to AMC upon incorporation of AQX) held by the AQX Founders, which will become Common Shares following the Effective Time;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“lFRS” means generally accepted accounting principles as set-out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

“Insider Subscriptions Resolution” means the resolution of disinterested AQX Shareholders approving the potential issuance by Alignvest to insiders of Alignvest of Class B Shares exceeding 10% of the issued and outstanding AQX Shares, substantially in the form of Appendix “K” to this Circular;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and Trilogy, each acting reasonably;

“IRS” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“Law” means, with respect to any person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Lead Underwriters” had the meaning ascribed to it under the heading “The Arrangement – Founders”;

“LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among Trilogy and its members on the Effective Date;

“Lock-up Agreements” means, collectively: (a) the lock-up agreements entered into between Alignvest and each of SG Enterprises II, LLC and Brad J. Horwitz dated on or before the Effective Date pursuant to which each of SG Enterprises and Brad J. Horwitz have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of the AQX Shares that may be issued, at the option of Trilogy, upon redemption of their Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of the AQX Shares that may be issued, at the option of Trilogy, upon redemption of their Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 24 months from the Effective Time, on the terms of such lock-up agreements; (b) the lock-up agreements entered into between Alignvest and each of the holders of the Alignvest Class B Shares dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of their AQX Shares and Alignvest Warrants for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of their AQX Shares and Alignvest Warrants for a period of 24 months from the Effective Time, on the terms of such lock-up agreements; (c) the lock-up agreements entered into between Alignvest and each of Erik Mickels, Scott Morris and Andrew Davies (the “Trilogy Executives”) dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the AQX Shares that may be issued, at the option of Trilogy, upon redemption of their Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time, on the terms of such lock-up agreements; and (d) the lock-up agreements, if any, entered into between Alignvest and each of the 2degrees Participating Securityholders and the holders of TINZ Unit dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the AQX Shares to be received by them under the Arrangement for a period of 180 days from the Effective Time, on the terms of such lock-up agreements.;

“Mark-to-Market Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, financial condition, prospects or results of operations of that Party and would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by the Arrangement Agreement by the Outside Date, other than changes, events, occurrences, statements of facts, effects, or circumstances that arise from or in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States as well as, with respect to Trilogy, New Zealand or Bolivia;

(b)

any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada or the United States;

(c)	any climatic or other natural events or conditions (including drought, and other weather conditions and any natural disaster);

(d)	any change or proposed change in Law, IFRS, U.S. GAAP or accounting rules or the interpretation thereof applicable to the industries or markets in which such Party operates;

(e)	any change affecting the industries or markets in which such Party operates;

(f)

with respect to Trilogy, any failure of Trilogy and its subsidiaries to meet any estimates or projections, whether published, internally prepared, made available to Alignvest or otherwise, of revenues, earnings or other financial projections, performance measures or operating statistics (it being understood that the causes underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred unless they relate to clauses (a) through (e) above or clauses (g) through (i) below);

(g)

the announcement of the execution of the Arrangement Agreement or the pending consummation of the Arrangement Agreement or the ancillary agreements or other transactions contemplated by the Arrangement Agreement, the Arrangement or the ancillary agreements;

(h)

compliance with the terms of, and taking any actions required by, the Arrangement Agreement, or the Arrangement or ancillary agreements, or taking or not taking any action at the request of, or with the consent of, the other Party to the Arrangement Agreement; and

(i)	acts or omissions of the other Party or its subsidiaries after the date of the Arrangement Agreement;

provided, however, that with respect to clauses (a), (b), (c), and (e), such matters do not have a materially disproportionate effect on such Party as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates;

“Material Contract” has the meaning attributed to such term in the Arrangement Agreement;

“Material Subsidiaries” means collectively, 2Degrees and NuevaTel and Trilogy International Radio Spectrum LLC;

“McCaw Cellular” means McCaw Cellular Communications, Inc.;

“Meeting” means the special meeting of AQX Shareholders, including any adjournment(s) or postponement(s) of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other proper purpose as may be set out in the Circular;

“Minimum Cash Amount” means a minimum cash amount of at least U.S.$135 million (excluding or prior to Expenses) that Alignvest shall have available immediately prior to the Effective Time including: (a) money in the Escrow Account; (b) the amount received by Alignvest from the Alignvest Additional Subscriptions; and (c) the amount received by Alignvest from the Alignvest Sponsor Equity Investment, but after applicable redemptions of Class A Restricted Voting Shares for which notices of redemption have been provided and not withdrawn; which will be available for the purposes of the Arrangement Subscription Consideration and the indirect subscription of the Class A Units; provided that in the event that this minimum cash requirement is not met due to excessive redemptions of Class A Restricted Voting Shares, each of Alignvest and Trilogy agrees to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest’s cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement;

“NuevaTel” means Empresa de Telcomunicaciones NuevaTel (PCS de Bolivia) S.A., a corporation existing under the laws of Bolivia and a subsidiary of Trilogy;

“Non-Electing Shareholder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Non-U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, and is taken in the ordinary course of the normal day-to-day operations of the business of such Party and in the case of Trilogy and its subsidiaries, is deemed to include any pre-existing arrangements in respect of the factoring of retail and business receivables;

“OSC” means the Ontario Securities Commission;

“Outside Date” means March 10, 2017 or such later date as may be agreed to in writing by the Parties;

“Participating Insiders” means, collectively, Adam Jiwan, Bonnie Brooks, Donald Walker and Razor Suleman and Alignvest Partners Master Fund LP, each of which is an insider of Alignvest (as defined in the Securities Act) and has subscribed for Class B Shares in connection with the Arrangement;

“Participating Shareholder” means an AQX Shareholder, other than a Redeeming Shareholder;

“Parties” means the Corporation and Trilogy and “Party” means any one of them;

“person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Appendix “A” of this Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement, or made at the direction of the Court in the Final Order, with the prior written consent of the Corporation and Trilogy, each acting reasonably;

“Prospectus” means the (final) non-offering prospectus of the Corporation dated December 20, 2016 in the form of Appendix “F” to this Circular;

“QEF” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“QEF Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Recapitalization” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of Class A Restricted Voting Shares to Class B Shares – Passive Foreign Investment Company Considerations”;

“Record Date” means December 20, 2016;

“Redeeming Shareholder” means an AQX Shareholder who has validly elected to redeem his, her or its Class A Restricted Voting Shares in respect of the Arrangement in accordance with the redemption rights provided in the constating documents of Alignvest, and who has not withdrawn such election;

“Redemption Deposit Deadline” means 5:00 p.m. (Toronto time) on January 19, 2017, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the third Business Day before the time for holding the adjourned or postponed meeting;

“Redemption Replacement Amount” means an amount equal to the aggregate number of Class A Restricted Voting Shares, if any, in respect of which redemption rights have been exercised and not withdrawn, multiplied by C$10.00;

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement;

“Required Approval” means, with respect to the Arrangement Resolution, a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares;

“Rogers” means Rogers Communications Inc.;

“RSU Plan” means the restricted share unit plan proposed to be adopted by TIP Inc., substantially in the form of Appendix “J” to this Circular;

“RSU Plan Resolution” means the resolution of the AQX Shareholders approving the RSU Plan as presented at the Meeting substantially in the form of Appendix “I” to this Circular;

“RSUs” means the restricted share units of TIP Inc.;

“Section 367(b) Notice” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Required Notices under Code Section 367(b)”;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the OSC and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or the United States, including the United States Securities and Exchange Commission;

“Securities Laws” means the Securities Act and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, as well as applicable rules, regulations, by-laws as now in effect and as they may be promulgated or amended from time to time;

“Separation Date” means the date on which a participant of the DSU Plan ceases service as a director of TIP Inc.;

“SG Enterprises Investor Rights Agreement” means the investor rights agreement to be entered into between Alignvest and SG Enterprises II, LLC containing certain AQX Board nomination rights;

“Special Voting Share” means the special voting share in the capital of TIP Inc.;

“Sponsor Investor Rights Agreement” means the investor rights agreement to be entered into between Alignvest and the Alignvest Sponsor containing certain AQX Board nomination rights;

“subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions;

“T-Mobile USA” means T-Mobile USA Inc.;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, including regulations thereunder;

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“TINZ” means Trilogy International New Zealand LLC, a Delaware limited liability company;

“TINZ LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of TINZ to be entered into by TINZ and Trilogy International South Pacific LLC, in the form agreed to by Alignvest and Trilogy, each acting reasonably;

“TINZ Participating Unit Holder Consideration” means the TINZ Units transferred to TIP Inc. by the TINZ Participating Unit Holders by way of transfer of the TINZ Units legally and/or beneficially held by each TINZ Participating Unit Holder to TIP Inc.;

“TINZ Participating Unit Holders” means all of the registered and/or beneficial holders of units of TINZ, other than Trilogy International South Pacific LLC;

“TINZ Participating Unit Holders Exchange” means the payment by the TINZ Participating Unit Holders to Alignvest of the TINZ Participating Unit Holders Consideration and the issuance by TIP Inc. to the TINZ Participating Unit Holders of Common Shares;

“TINZ Units” means the units in TINZ;

“TIP Inc.” means Alignvest, after giving effect to the Arrangement, which entity shall be renamed “Trilogy International Partners Inc.”;

“TIP Inc. Board” means the board of directors of TIP Inc.;

“Transfer Agent” means TSX Trust Company, at its principal offices in Toronto, Ontario;

“Trilogy Board” means the management committee of Trilogy, as constituted from time to time;

“Trilogy Founders” means, collectively, John W. Stanton, Brad J. Horwitz and Theresa E. Gillespie;

“Trilogy Group Companies” means, collectively, Trilogy, the Material Subsidiaries and Two Degrees New Zealand Limited (formerly Snap Limited);

“Trilogy Reorganization Transaction” means the reorganization and recapitalization of Trilogy in accordance with the Fifth Amended and Restated LLC Agreement to create and issue the new Class A Units, Class B Units and Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the LLC Agreement;

“Trilogy Unit Holder Approval” means the approval of the Trilogy Unit Holders in accordance with the terms of the Fifth Amended and Restated Trilogy LLC Agreement, authorizing Trilogy to enter into and perform its obligations under the Arrangement Agreement, to consummate the Arrangement and to consummate the Trilogy Reorganization Transaction;

“Trilogy Voting Agreements” means the voting agreements (including all amendments thereto) between Trilogy and the holders of Class B Shares setting forth the terms and conditions upon which they have agreed, among other things, to vote their AQX Shares in favour of the Arrangement Resolution;

“Trilogy Warrant Rights” means the right of TIP Inc. to purchase a number of Class B Units equal to the number of Common Shares issuable on the exercise of the Alignvest Warrants for the amount of the net consideration received by TIP Inc. pursuant to the exercise of such Alignvest Warrants;

“Trustee” means TSX Trust Company;

“TSX” means the Toronto Stock Exchange;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Verizon” means Verizon Communications Inc.;

“Voting Trust Agreement” means an agreement to be made between TIP Inc., Trilogy and the Trustee substantially in the form and substance of Schedule G of the Arrangement Agreement, with such changes thereto as Alignvest and Trilogy, acting reasonably, may agree;

“Western Wireless” means Western Wireless Corporation; and

“Western Wireless International” means Western Wireless International Corporation.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto contained elsewhere in this Circular and the attached Appendices all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms appearing elsewhere in this Circular. All dollar amounts refer to U.S. dollars unless indicated otherwise.

Introduction by Alignvest’s CEO

It is my pleasure to extend to you, on behalf of the board of directors (the “AQX Board”) of Alignvest Acquisition Corporation (“Alignvest” or “AQX”), an invitation to attend a special meeting of shareholders (“AQX Shareholders”) of Class A restricted voting shares (the “Class A Restricted Voting Shares”) and Class B shares (the “Class B Shares” and together with the Class A Restricted Voting Shares, the “AQX Shares”) in the capital of AQX scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9, on January 24, 2017 at 10:00 a.m. (Toronto time) (the “Meeting”). At the Meeting, you will be asked to consider and, if thought advisable, approve:

(a)

a resolution (the “Arrangement Resolution”) with respect to an arrangement pursuant to section 182 of the Business Corporations Act (Ontario) (the “Arrangement”) involving, among other things, the acquisition by AQX, directly or indirectly, of all of the voting interest, and a significant economic equity interest, in Trilogy International Partners LLC (“Trilogy”). The Arrangement is intended to constitute AQX’s “qualifying acquisition” in accordance with the rules of the Toronto Stock Exchange. Under the Arrangement, as more particularly described in the accompanying management proxy circular (the “Circular”), among other things:

(i)

any Class A Restricted Voting Shares held by an AQX Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such redeeming AQX Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares;

(ii)

each Class A Restricted Voting Share held legally and/or beneficially by a non-redeeming AQX Shareholder outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) shall be converted into one (1) Class B Share;

(iii)

subscriptions from third party investors for Class B Shares and/or Common Shares (as defined below) in an amount of up to U.S.$75 million plus an amount equal to: (A) the number of Class A Restricted Voting Shares (if any) in respect of which redemption rights have been exercised and not withdrawn, times (B) C$10 (the “Alignvest Additional Subscriptions”), shall become effective;

(iv)

the subscription by Alignvest Partners Master Fund LP for, and the issuance by Alignvest of, approximately U.S.$21.2 million of Class B Shares and/or Class A Restricted Voting Shares and/or Common Shares (the “Alignvest Sponsor Equity Investment”) shall become effective;

(v)

the articles of Alignvest shall be amended to, among other things, re-designate the Class B Shares from “Class B Shares” to “Common Shares”, create a special voting share (the “Special Voting Share”) and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.” (“TIP Inc.”);

(vi)

the Special Voting Share shall be issued to and deposited with TSX Trust Company of Canada (the “Trustee”) pursuant to the voting trust agreement to be entered into among TIP Inc., Trilogy and the Trustee;

(vii)	TIP Inc. will subscribe for, and Trilogy will issue to TIP Inc., class B units of Trilogy and warrant rights to purchase class B units of Trilogy;

(viii)	holders of units of Trilogy International New Zealand LLC (“TINZ”) other than Trilogy International South Pacific LLC shall transfer their units in TINZ to TIP Inc. in exchange for Common Shares;

(ix)	participating holders of shares and/or options exercised to acquire shares in Two Degrees Mobile Limited (“2degrees”) shall exchange their shares in 2degrees for Common Shares;

(x)

the terms of the existing 13,402,688 share purchase warrants of Alignvest (the “Alignvest Warrants”) shall deemed to be amended to be share purchase warrants to acquire common shares of TIP Inc. (“Common Shares”) following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended;

(xi)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest; and

(xii)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia;

(b)

in accordance with Subsections 611(c) and/or 607(g)(i) of the TSX Company Manual, the issuance of up to 12,833,333 Class B Shares (representing 38.3% of all current issued and outstanding AQX Shares) pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing approximately 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to subscribers pursuant to the Alignvest Additional Subscriptions, of which approximately U.S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly);

(c)

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a deferred share unit plan (the “DSU Plan”), a copy of which plan is set out in Appendix “H” to the Circular, and as more particularly described in the Circular (the “DSU Plan Resolution”);

(d)

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a restricted share unit plan (the “RSU Plan”), a copy of which plan is set out in Appendix “J” to the Circular, and as more particularly described in the Circular (the “RSU Plan Resolution”); and

(e)

conditional upon the approval of the Arrangement Resolution, in accordance with Subsections 604(a) and/or 607(g)(ii) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution by a majority of AQX Shareholders other than those AQX Shareholders who are Participating Insiders, authorizing and approving the potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders of AQX (as defined in the Securities Act) (to the extent such potential issuance exceeds 10%) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions, as more particularly described in the Circular (the “Insider Subscriptions Resolution”).

To be effective, the Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolutions must each be approved by a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution), unless waived, is required for the completion of the Arrangement.

To be effective, the Insider Subscriptions Resolution must be approved by a majority of the votes cast by holders of AQX Shares present in person or represented by proxy at the Meeting, other than those holders of AQX Shares who are Participating Insiders.

If the Arrangement Resolution is approved, AQX intends to make an application to the Ontario Superior Court of Justice (Commercial List) for final approval of the Arrangement, where the Court is expected to consider, among other things, the fairness of the Arrangement to AQX Shareholders.

All of the directors and senior officers of AQX, along with Alignvest Management Corporation, AQX’s sponsor, have agreed to support the Arrangement. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz, and Alignvest Management Corporation (as well as the Alignvest Partners Master Fund LP), have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time. All of the forfeitable founders’ shares of Alignvest will remain subject to the existing restrictions as well, as more particularly described in the Circular. Certain Trilogy executives and other investors have agreed to a lock-up of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for various periods following the Effective Time, as outlined in the Arrangement Agreement.

Deloitte LLP (“Deloitte”), the financial advisor to AQX, has delivered a fairness opinion to the AQX board that, based upon and subject to the assumptions, limitations and qualifications set forth therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

AFTER CAREFUL CONSIDERATION, AND CONSULTATION WITH ITS FINANCIAL AND LEGAL ADVISORS, THE AQX BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION, THE DSU PLAN RESOLUTION, THE RSU PLAN RESOLUTION AND THE INSIDER SUBSCRIPTIONS RESOLUTION.

In making its recommendation, the AQX Board considered a number of factors as described in the Circular under the heading “The Arrangement — Reasons for the Recommendation of the AQX Board”.

This is an important matter affecting the future of AQX and your vote is important, regardless of the number of AQX Shares you own. A registered AQX Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered AQX Shareholder and you are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed form of proxy or, alternatively, by telephone, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting in person if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend. A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of AQX’s transfer agent, TSX Trust Company at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by fax to 416-595-9593 by 10:00 a.m. (Toronto time) on January 20, 2016 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a shareholder.

If you are not registered as the holder of your AQX Shares but hold your AQX Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your AQX Shares. See the section in the accompanying Circular entitled “General Proxy Information — Advice to Beneficial AQX Shareholders” for further information on how to vote your AQX Shares.

IN CONNECTION WITH THE ARRANGEMENT, HOLDERS OF CLASS A RESTRICTED VOTING SHARES HAVE THE RIGHT TO REDEEM ALL OR A PORTION OF THEIR CLASS A RESTRICTED VOTING SHARES IN ACCORDANCE WITH THEIR TERMS, PROVIDED THAT THEY DEPOSIT (OR IN THE CASE OF NON-REGISTERED SHAREHOLDERS, INSTRUCT THE APPLICABLE CDS PARTICIPANT TO CAUSE CDS TO DEPOSIT) THEIR SHARES FOR REDEMPTION PRIOR 5:00 P.M. (TORONTO TIME) ON JANUARY 19, 2017, OR IF THE MEETING IS ADJOURNED OR POSTPONED, PRIOR TO 5:00 P.M. (TORONTO TIME) ON THE THIRD BUSINESS DAY BEFORE THE DATE OF THE ADJOURNED OR POSTPONED MEETING.

NOTWITHSTANDING THE FOREGOING REDEMPTION RIGHT, NO HOLDER OF CLASS A RESTRICTED VOTING SHARES, TOGETHER WITH ANY AFFILIATE OF SUCH HOLDER OR ANY OTHER PERSON WITH WHOM SUCH HOLDER OR AFFILIATE IS ACTING JOINTLY OR IN CONCERT, IS PERMITTED TO REDEEM MORE THAN AN AGGREGATE OF 15% OF THE NUMBER OF ISSUED AND OUTSTANDING CLASS A RESTRICTED VOTING SHARES.

A NON-REGISTERED HOLDER OF CLASS A RESTRICTED VOTING SHARES WHO DESIRES TO EXERCISE ITS REDEMPTION RIGHTS IN CONNECTION WITH THE ARRANGEMENT MUST DO SO BY CAUSING A PARTICIPANT (A “CDS PARTICIPANT”) IN THE DEPOSITORY, TRADING, CLEARING AND SETTLEMENT SYSTEMS ADMINISTERED BY CDS TO DELIVER TO CDS (AT ITS OFFICE IN THE CITY OF TORONTO) ON BEHALF OF THE OWNER A WRITTEN NOTICE (THE “REDEMPTION NOTICE”) OF THE OWNER’S INTENTION TO REDEEM CLASS A RESTRICTED VOTING SHARES IN CONNECTION WITH THE ARRANGEMENT. A NON-REGISTERED HOLDER OF CLASS A RESTRICTED VOTING SHARES WHO DESIRES TO REDEEM CLASS A RESTRICTED VOTING SHARES SHOULD ENSURE THAT THE CDS PARTICIPANT IS PROVIDED WITH NOTICE OF HIS OR HER INTENTION TO EXERCISE HIS OR HER REDEMPTION PRIVILEGE SUFFICIENTLY IN ADVANCE OF THE NOTICE DATE DESCRIBED ABOVE SO AS TO PERMIT THE CDS PARTICIPANT TO DELIVER NOTICE TO CDS AND SO AS TO PERMIT CDS TO DELIVER NOTICE TO THE CORPORATION’S TRANSFER AGENT IN ADVANCE OF THE REQUIRED TIME. THE FORM OF REDEMPTION NOTICE WILL BE AVAILABLE FROM A CDS PARTICIPANT OR THE CORPORATION’S TRANSFER AGENT.

UPON CLOSING OF THE ARRANGEMENT, HOLDERS OF CLASS A RESTRICTED VOTING SHARES THAT HAVE BEEN DEPOSITED FOR REDEMPTION WILL, SUBJECT TO APPLICABLE LAW, BE ENTITLED TO RECEIVE AN AMOUNT PER CLASS A RESTRICTED VOTING SHARE SO DEPOSITED, PAYABLE IN CASH, EQUAL TO THE PER CLASS A RESTRICTED VOTING SHARE AMOUNT ON DEPOSIT IN AQX’S ESCROW ACCOUNT AT THE TIME OF THE MEETING, INCLUDING INTEREST AND OTHER AMOUNTS EARNED THEREON (NET OF APPLICABLE TAXES PAYABLE BY AQX ON SUCH INTEREST AND OTHER AMOUNTS EARNED IN AQX’S ESCROW ACCOUNT (BUT WHICH WILL NOT INCLUDE ANY TAX OF AQX UNDER PART VI.1 OF THE TAX ACT), AND NET OF ACTUAL AND EXPECTED DIRECT EXPENSES RELATED TO THE REDEMPTION). THE REDEMPTION PRICE PER CLASS A RESTRICTED VOTING SHARE IS EXPECTED TO BE APPROXIMATELY C$10.05. THERE WILL BE NO REDUCTION FOR THE DEFERRED UNDERWRITING COMMISSIONS PER CLASS A RESTRICTED VOTING SHARE PAYABLE ON CLOSING FROM THE AMOUNTS HELD IN ESCROW.

HOLDERS OF CLASS A RESTRICTED VOTING SHARES MAY ELECT TO REDEEM THEIR CLASS A RESTRICTED VOTING SHARES IRRESPECTIVE OF WHETHER THEY VOTE FOR OR AGAINST, OR DO NOT VOTE ON, THE ARRANGEMENT. HOLDERS OF AQX SHARES WILL NOT BE OFFERED THE RIGHT TO DISSENT WITH RESPECT TO THE ARRANGEMENT RESOLUTION, THE DSU RESOLUTION OR THE RSU PLAN RESOLUTION.

In order to receive Common Shares, registered shareholders should complete and return the certificate(s) representing their AQX Shares and any other required documents and instruments to the Corporation for the Arrangement.

The Circular, including the appendices thereto, contains a detailed description of the Arrangement and other information relating to AQX and Trilogy. We urge you to consider carefully all of the information in the Circular. AQX Shareholders that have any questions or need additional information with respect to the voting of their AQX Shares should consult their financial, legal, tax or other professional advisor, or contact Alignvest’s proxy solicitation agent, D.F. King Canada, toll free at 1-800-332-6309 (1-201-806-7301 by collect call) or by email at inquiries@dfking.com.

On behalf of AQX, I would like to thank all of our securityholders for their ongoing support as we prepare to undertake our qualifying acquisition.

Yours very truly,

(signed) “Reza Satchu”

Reza Satchu
President, Chief Executive Officer and Director

The Meeting

The Meeting is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9, on January 24, 2017 at 10:00 a.m. (Toronto time).

Record Date

Only AQX Shareholders of record at 5:00 p.m. (Toronto time) on December 20, 2016 will be entitled to receive notice of and vote at the Meeting, or any adjournment(s) or postponement(s) thereof.

Purpose of the Meeting

At the Meeting, AQX Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution approving the Arrangement. The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular. If so approved, the AQX Shareholders will be asked to consider and, if deemed advisable, to pass the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution. The full texts of the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution are set out in Appendices “G”, “I” and “K”, respectively, to this Circular.

The Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution will require the affirmative vote of a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

The Insider Subscriptions Resolution will require the affirmative vote of a simple majority of the votes cast by holders of AQX Shares present in person or represented by proxy at the Meeting, other than those holders of AQX Shares who are Participating Insiders.

See “The Arrangement — Shareholder Approval of the Arrangement and the Plan of Arrangement”, “DSU Plan” and “RSU Plan”.

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement.

If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

The Arrangement

Under the terms of the Arrangement, among other things:

(a)

any Class A Restricted Voting Shares held by an AQX Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such redeeming AQX Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares;

(b)	each Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Class B Share;

(c)	the Alignvest Additional Subscriptions shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)

the articles of Alignvest shall be amended to, among other things, re-designate the Class B Shares from “Class B Shares” to “Common Shares”, create the Special Voting Share and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall be deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(g)

each of the Trilogy LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)	Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share;

(i)	the TINZ Participating Unit Holders Exchange shall become effective;

(j)	the 2degrees Participating Securityholder Exchange shall become effective;

(k)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest; and

(l)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia.

Upon completion of the Arrangement, AQX will own a significant equity interest (which interest is expected to be approximately 56.1% should there be no redemption of Class A Restricted Voting Shares by Redeeming Shareholders) and a 100% voting interest in Trilogy.

The Companies

Alignvest Acquisition Corporation

The Corporation is a special purpose acquisition corporation incorporated under the OBCA on May 11, 2015 and completed its initial public offering on June 24, 2015, pursuant to which it raised gross proceeds of C$258,750,000, including C$33,750,000 from the subsequent exercise by the underwriters of their over-allotment option for the offering, and commenced trading on the TSX. Its head and registered office is located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario M5X 1C7. As a special purpose acquisition vehicle, the Corporation’s objective is to execute a qualifying acquisition, the terms of which are determined by it to be favourable and provided that the target businesses or assets have a fair market value of at least 80% of the assets held in the Escrow Account (excluding the deferred underwriting commissions and taxes payable on interest and other amounts earned on the escrowed funds). The transactions described in this Circular and the Arrangement Resolution, which the AQX Shareholders will vote upon at the Meeting, constitutes the Corporation’s qualifying acquisition. The Corporation’s Class A Restricted Voting Shares and Alignvest Warrants are listed on the TSX under the trading symbol “AQX.A” and “AQX.WT”, respectively. See “Information Concerning the Corporation”.

Trilogy International Partners LLC

Trilogy is a holding company formed under the laws of the State of Washington on November 21, 2005. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva), in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including: Global System for Mobile Communications (GSM or 2G); High Speed Packet Access, Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G). If the Arrangement is approved and consummated, the business of Trilogy will become the business of TIP Inc. See “Information Concerning Trilogy and TIP Inc.”.

Background to the Arrangement

Prior to reaching an Arrangement with Trilogy, Alignvest considered and conducted analysis of over 400 potential qualifying acquisitions across various industries. Alignvest progressed discussions with high potential targets at various times, signing approximately 40 non-disclosure agreements throughout the process, and subsequently engaged in detailed due diligence and negotiations, which resulted in the submission of approximately 13 expressions of interest to select high potential targets. Alignvest did not enter into a definitive agreement with any potential target businesses, other than Trilogy, given that Alignvest believes the Agreement with Trilogy is the superior alternative.

AMC was first introduced to Trilogy and 2degrees in mid-2014. AMC conducted significant diligence on 2degrees. The AMC team, including Nadir Mohamed, conducted diligence on 2degrees’ business plan and attempted to ascertain fundamental value.

Over the following two years, Alignvest had the opportunity to complete fulsome due diligence of Trilogy, its management team, and the company’s underlying assets. AQX and Trilogy entered into a non-disclosure agreement on December 22, 2015, and engaged in preliminary diligence and letter of intent (“LOI”) negotiation throughout the first and second quarters of 2016. AQX subsequently signed an LOI and entered into exclusivity with Trilogy on July 22, 2016 to conduct extended due diligence and to negotiate documentation. AQX and Trilogy extended exclusivity six separate times after the initial execution of the LOI in order to complete due diligence and documentation, and reached the Agreement on November 1, 2016.

As part of its due diligence process, the AQX team and its advisors travelled to New Zealand the week of July 25, 2016 and to Bolivia the week of August 8, 2016 to evaluate Trilogy’s operating assets. Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), were all heavily involved in diligence calls and meetings with management and advisors.

To complement AQX’s deep telecommunications expertise, AQX engaged a number of advisors to assist on business diligence, accounting diligence, tax diligence, legal diligence, and transaction structuring including a “big four” accounting firm, Aetha Consulting, Stikeman Elliott, Globalive Capital, Cantor Fitzgerald, and Credit Suisse.

See “The Arrangement - Background to the Arrangement” for additional information.

AQX Fairness Opinion

The AQX Board received a draft of the AQX Fairness Opinion and a presentation from Deloitte on December 19, 2016, which provided financial advice. Subsequently, Deloitte delivered a written copy of the AQX Fairness Opinion which concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares. The AQX Fairness Opinion is attached to this Circular as Appendix “C”. The Corporation encourages you to read this opinion in its entirety. See “The Arrangement — Fairness Opinion”.

The AQX Fairness Opinion is not a recommendation as to how any AQX Shareholder should vote with respect to the Arrangement Resolution or any other matter, or as to whether or not to redeem any Class A Restricted Voting Shares.

Recommendation of the AQX Board

The AQX Board has unanimously determined that the Arrangement is in the best interests of the Corporation and has unanimously determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders. Accordingly, the AQX Board has unanimously approved the Arrangement and unanimously recommends that AQX Shareholders vote FOR the Arrangement Resolution. See “The Arrangement - Recommendation of the AQX Board”.

In addition, the Arrangement was unanimously approved by all directors not related to the Arrangement.

Reasons for the Recommendation of the AQX Board

In addition to the receipt of advice and assistance from AQX’s financial advisors and legal counsel, the AQX Board carefully evaluated the terms of the proposed Arrangement and the Plan of Arrangement and unanimously: (i) determined that the Arrangement is in the best interests of the Corporation; (ii) determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders; (iii) approved the Arrangement and the entering into of the Arrangement Agreement; and (iv) resolved to recommend that AQX Shareholders vote in favour of the Arrangement Resolution.

In reaching these determinations and approvals, the AQX Board considered, among other things, the following factors and potential benefits and risks of the Arrangement:

  Strong competitive position within attractive industry. Trilogy’s operating subsidiaries, 2degrees in New Zealand and NuevaTel in Bolivia, each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each subsidiary operates in a stable three player market; has meaningful market share; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.

  Strong, experienced, and well-aligned management teams. The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom AG for $34 billion and today continues to operate as T-Mobile USA. The management team is rolling 100% of their equity interest in the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz and Alignvest Management Corporation (as well as the Alignvest Partners) have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time.

  Strong cash flow generation potential. Trilogy’s operating assets have significant momentum and cash flow potential. Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the- ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flow and will continue to benefit from an LTE-expanded and upgraded network. With respect to NuevaTel, the company has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially, distributing cumulative gross dividends of $244 million to its shareholders since 2008. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel’s Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst the existing subscriber base, and (iii) continuing its LTE overlay expansion.

  Attractive return on investment relative to risk profile. Trilogy represents an opportunity to invest in a high growth, stable business at an attractive valuation. The Company’s projected growth eclipses that of its relevant Canadian, LatAm, and Australian / New Zealand telecommunication peers with projected 2015 through 2017 compounded annual Service Revenue and Adjusted EBITDA growth of 11% and 15%, respectively, compared to the next highest peer group (Australia / New Zealand) at 2.5% and 5.6%, respectively. Despite this significantly greater growth potential, investors have the opportunity to invest in Trilogy at 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s relevant peer group given Trilogy’s growth profile.

  Refer to “Forward-Looking Statements” in this Circular and “Non-GAAP Reconciliation” in the Prospectus attached to the Circular as Appendix “F”.

  Strong public market support. Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. Prior to announcing the transaction, Alignvest confidentially approached nine investors to assess the market’s response to our proposed acquisition and to potentially receive incremental capital in the form of a private placement. The response was extremely positive, with two of our original investors agreeing to invest an additional U.S.$18 million at the C$10.00 IPO price, terms that are accretive for IPO investors who bought at C$10.00 and received a half warrant. This investment brings the total additional commitments for this transaction to approximately U.S.$63.2 million (including approximately U.S.$21.2 million from Alignvest’s sponsor), which we believe significantly reduces our redemption risk. As further proof of strong public market support for our acquisition of Trilogy, Alignvest’s Class A Restricted Voting Shares and Alignvest Warrants have traded positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

  Ability for Alignvest to add value. Alignvest’s partners, Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Trilogy International Partners Inc., with Nadir Mohamed serving as Lead Director.

  Optimized capital structure leading to improved performance. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy’s long-term ability to grow its operating businesses. Following the transaction, Trilogy intends to use the proceeds from the Arrangement to significantly reduce net leverage. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy’s overall borrowing costs can be significantly reduced. This improved, pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures and improved working capital management, while also allowing the broader platform to execute on its M&A strategy.

  Opportunities for platform growth through acquisitions. Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the 2015 Snap acquisition in New Zealand that added broadband capabilities. These transactions are intended to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to seek to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent (or new) capital investments, (vii) ownership of their own infrastructure, and/or (viii) ample spectrum positions.

  Favourable transaction dynamic. The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise. Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

  Benefit from being a public company in Canada. Trilogy will benefit from a Canadian listing on the TSX for a number of reasons. First, the listing will provide Trilogy with access to Canadian and international capital on an exchange where the telecommunication sector represents a greater focus relative to U.S. weightings. Over 40% of trading on the TSX comes from outside of Canada, given the significant institutional and retail investors around the world who invest through the TSX, including from the U.S., Europe and other foreign countries. Second, the costs of listing, and maintaining a listing, on the TSX are significantly lower relative to a public listing in the U.S., and take significantly less time than a comparable process in the U.S. Third, medium-sized companies, like Trilogy, have greater importance on the TSX and tend to receive greater market attention, investor demand, research coverage, and share liquidity in than they do in the U.S. Almost 90% of the TSX by market value is comprised of companies below C$2 billion. Finally, the TSX presents a much more favorable regulatory environment relative to the U.S., which has a history of being significantly more litigious.

In making its recommendation to AQX Shareholders, the AQX Board also considered a number of elements of the transaction that provide protection to AQX Shareholders, including the following:

  AQX Fairness Opinion. The AQX Fairness Opinion concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

  Shareholder Approval. The Arrangement must be approved by a majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

  Court Approval. The Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court approves the Arrangement.

  Redemption Rights. Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Holders of Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the Arrangement. See “Redemption Rights”.

See “The Arrangement - Reasons for the Recommendation of the AQX Board”.

In the course of their deliberations, the AQX Board also identified and considered a variety of risks, including:

  Risks of the Business being Acquired. The risks faced by Trilogy and, upon completion of the Arrangement, to be faced by TIP Inc. with respect to their respective affairs, business and operations and future prospects.

  Risks if Arrangement is not Completed. The risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the inability to pursue other opportunities as a result.

  The Arrangement Agreement may be Terminated in Certain Circumstances. Each of the Corporation and Trilogy has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either the Corporation or Trilogy before the completion of the Arrangement.

  No Certainty that All Conditions Precedent to the Arrangement will be Satisfied. The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, including approval of the Arrangement Resolution and the Final Order and the minimum cash requirement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Class A Restricted Voting Shares and Alignvest Warrants may decline. If the Arrangement is not completed and the AQX Board decides to seek another transaction, there can be no assurance that it will be able to find another attractive qualifying acquisition. Further, in the event that holders of Class A Restricted Voting Shares elect to redeem all or a portion of their Class A Restricted Voting Shares and such number of redemptions cause the Corporation to fail to meet the minimum cash requirement of U.S.$135,000,000 and the Corporation and Trilogy are unable to obtain additional equity or debt financing sufficient to restore the Corporation’s cash level to meet its minimum cash requirement or make other adjustments, the Corporation may not complete the Arrangement.

See “Risks Associated with the Arrangement”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 182 of the OBCA. The following procedural steps must be taken in order for the Arrangement to become effective at the Effective Time, if all conditions to the implementation of the Arrangement have been satisfied or waived:

(a)

any Class A Restricted Voting Shares held by a Redeeming Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such Redeeming Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares in accordance with the constating documents of Alignvest and the Escrow Agreement;

(b)	each Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Class B Share;

(c)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)	the articles of Alignvest shall be amended as follows:

(i) the Class B Shares shall be re-designated from “Class B Shares” to “Common Shares”;

(ii) the authorized capital of Alignvest shall be amended to provide that Alignvest shall be authorized to issue an unlimited number of Common Shares and one Special Voting Share;

(iii)

the rights, privileges, restrictions and conditions of the Common Shares shall be deleted and replaced with the rights, privileges, restrictions and conditions set out in Exhibit “A” to the Plan of Arrangement;

(iv) the rights, privileges, restrictions and conditions of the Special Voting Share shall be those set out in Exhibit “A” to the Plan of Arrangement; and

(v) the name of Alignvest shall be changed from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall be deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(g)

each of the LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, Arrangement Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)

Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share, in consideration of the payment to Alignvest of C$1.00 by SG Enterprises II, LLC, on behalf of the holders of Class C Units from time to time, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Class C Units from time to time in accordance with the Voting Trust Agreement;

(i)	the 2Degrees Participating Securityholders Exchange shall become effective;

(j)	the TINZ Participating Unit Holders Exchange shall become effective;

(k)

all of the TINZ Units and 2Degrees Shares held by Alignvest shall be contributed and transferred to Trilogy in consideration for Trilogy issuing the appropriate number of additional Class B Units to Alignvest on the basis of one Class B Unit per Common Share issued in exchange therefor by Alignvest;

(l)	the Call Right shall become effective;

(m)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest. If: (i) any of John W. Stanton, Brad J. Horwitz or Theresa E. Gillespie are not willing or able to act as a director of Alignvest, then Trilogy shall appoint a replacement; (ii) any of Reza Satchu or Nadir Mohamed are not willing or able to act as a director of Alignvest, then the Alignvest Sponsor shall appoint a replacement; and (iii) either of Anthony Lacavera or Mark Kroloff are not willing or able to act as a director of Alignvest, then the Alignvest Board and Trilogy, each acting reasonably, shall jointly appoint a replacement; in each case subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(n)	the Corporation shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia; and

(o)

at the time that a certificate of continuation for the Corporation is issued by the Province of British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), the Corporation shall be discontinued from the laws of Ontario.

The description of steps above is qualified in its entirety by the full text of the Plan of Arrangement attached as Appendix “B” to this Circular. See “The Arrangement — Arrangement Steps”.

AQX Shareholder Approval

Approval of the Arrangement Resolution requires the affirmative vote of a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares. See “The Arrangement – Shareholder Approval of the Arrangement and the Plan of Arrangement”.

Court Approval

The Arrangement requires the approval of the Court under the OBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the AQX Shareholders. Prior to the mailing of this Circular, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. Following receipt of the approval of the AQX Shareholders to the Arrangement Resolution, the Corporation intends to make an application to the Court for the Final Order at 10:00 a.m. (Toronto time) on January 26, 2017, or as soon as reasonably practicable. In deciding whether to grant the Final Order, the Court is expected to consider, among other things, the fairness of the Arrangement to AQX Shareholders.

Any AQX Shareholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve an appearance and response no later than 5:00 p.m. (Toronto time) on January 18, 2017 along with any other documents required, all as set out in the Interim Order and Notice of Application, the text of which are set out in Appendices “D” and “E” to this Circular and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner as the Court may direct (with the approval of both the Corporation and Trilogy), and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised that the issuance of Class B Shares on the conversion of Class A Restricted Voting Shares, the re-designation of the Class B Shares to Common Shares affecting AQX Shareholders in the United States the issuance of securities by Alignvest in connection with the Arrangement and the creation of the Special Voting Share have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court.

See “The Arrangement – Court Approval and Completion of the Arrangement”.

Effective Time

It is anticipated that the Arrangement will become effective on or about February 3, 2017 after the required AQX Shareholder and Court approvals have been obtained and are final and all other conditions to closing have been satisfied or waived. See “The Arrangement – The Arrangement Agreement – Effective Date of the Arrangement”.

Non-Solicitation Provisions

In the Arrangement Agreement, the Corporation and Trilogy have each agreed not to, directly or indirectly, solicit or participate in any discussions or negotiations with any person regarding an Acquisition Proposal or to make an AQX Change in Recommendation. See “The Arrangement - The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation”.

Termination of Arrangement Agreement

The Corporation and Trilogy may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either the Corporation or Trilogy may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See “The Arrangement Agreement — Termination of the Arrangement Agreement”.

Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being met at or prior to the Effective Time, including but not limited to:

  the Arrangement Resolution shall have been approved by the AQX Shareholders at the Meeting in accordance with the Interim Order;

  the Interim Order and the Final Order shall have each been obtained from the Court on terms consistent with the Arrangement Agreement, and shall have not been set aside or modified in a manner unacceptable to either the Corporation or Trilogy, acting reasonably, on appeal or otherwise;

  the approval from the OSC and the TSX shall have been obtained by the Corporation to enable the Arrangement to qualify as the Corporation’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual. Conditional approval from the TSX shall have been obtained by the Corporation with respect to the listing of (a) the Common Shares underlying the Class C Units on the TSX; (b) the Common Shares issuable in connection with the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment; (c) the Common Shares underlying the Alignvest Warrants; and (d) any other Common Shares issuable in connection with the transactions contemplated herein and in the Plan of Arrangement;

  consent from the New Zealand Office of Overseas Investment to the indirect acquisition of 2Degrees by Alignvest (which amounts to an acquisition of 25% or more of the securities in an entity that directly or indirectly owns or controls an interest in significant business assets in New Zealand) pursuant to the Overseas Investment Act 2005 (New Zealand) and related regulations (the “OIO Consent”) has been obtained on terms satisfactory to Alignvest and Trilogy, acting reasonably, on or before the Effective Date;

  all required third party consents shall have been obtained on terms satisfactory to Alignvest and Trilogy, each acting reasonably;

  the Trilogy Unit Holder Approval shall remain in full force and effect, and either the 2Degrees Shareholder Waivers (as defined in the Arrangement Agreement) shall have been obtained and remain in full force and effect or the rights of first refusal to which such 2Degrees Shareholder Waivers apply shall have lapsed;

  no Law is in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or Trilogy from consummating the Arrangement;

  Alignvest shall have available immediately prior to the Effective Time the Minimum Cash Amount;

  the first supplemental indenture to the indenture for the 13.375% senior secured notes of Trilogy due May 15, 2019 entered into as of November 22, 2016 shall be in full force and effect.

  the RSU Plan shall be in full force and effect;

  the LLC Agreement shall have been entered into and shall be in full force and effect as of the Effective Time; and

  the TINZ LLC Agreement shall have been entered into and shall remain in full force and effect.

The Arrangement Agreement also provides that the respective obligations of the Corporation and Trilogy to complete the Arrangement are subject to the satisfaction or waiver of certain additional customary conditions precedent, including but not limited to, there having not occurred any Material Adverse Effect in respect of the Corporation or Trilogy. See “The Arrangement - The Arrangement Agreement – Conditions to Closing”.

Redemption Rights

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have a redemption right, no dissent rights will be available to AQX Shareholders in respect of the Arrangement.

Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, irrespective of whether they vote for or against, or do not vote on, the Arrangement Resolution at the Meeting, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account at the time of the Meeting, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Arrangement must do so by causing a CDS Participant in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner a Redemption Notice of the owner’s intention to redeem Class A Restricted Voting Shares in connection with the Arrangement. A non-registered holder of Class A Restricted Voting Shares who desires to redeem Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Corporation’s transfer agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or the Corporation’s transfer agent.

Following the redemption, each of the remaining Class A Restricted Voting Shares will be automatically converted, pursuant to the Arrangement, into one Class B Share, which will then be re-designated as one Common Share, and the residual Escrow Account balance would be available to the Corporation to pay tax liabilities on amounts earned on the escrowed funds, to pay the underwriters their deferred underwriting commissions in connection with the Corporation’s initial public offering, and to otherwise use at its discretion, in accordance with the Escrow Agreement.

Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, is permitted to redeem more than an aggregate of 15% of the number of issued and outstanding Class A Restricted Voting Shares.

The DSU Plan and the RSU Plan

Conditional upon the approval of the Arrangement Resolution, AQX Shareholders will be asked to consider and, if thought advisable, pass resolutions authorizing and approving the adoption by TIP Inc. of the DSU Plan and the RSU Plan pursuant to the DSU Plan Resolution and the RSU Plan Resolution. See “DSU Plan” and “RSU Plan”.

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution and the RSU Plan Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution), unless waived, is required for the completion of the Arrangement.

Subscriptions by Insiders of Alignvest

Conditional upon the approval of the Arrangement Resolution, to consider and, if thought advisable, pass a resolution by a majority of AQX Shareholders other than those AQX Shareholders who are Participating Insiders, authorizing and approving the potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders of AQX (as defined in the Securities Act) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions. See “Subscriptions by Insiders of Alignvest”.

If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

Procedure for Exchange of AQX Shares

The return of the certificate or certificates representing AQX Shares and all additional documents as the Corporation may reasonably require, will enable each registered AQX Shareholder (other than AQX Shareholders who redeem their Class A Restricted Voting Shares) to obtain the Consideration to which such holder of AQX Shares is entitled under the Arrangement. See “The Arrangement — Procedure for the Exchange of AQX Shares”.

CDS is expected to effect a share exchange of the non-registered and non-redeemed Class A Restricted Voting Shares for Common Shares in accordance with the terms of the Arrangement. Non-registered holders of Class A Restricted Voting Shares are therefore not required to take any further action to receive the Common Shares which they are entitled to receive pursuant to the Arrangement.

Summary Selected Pro Forma Unaudited Consolidated Financial Information for TIP Inc.

Select information from the pro forma unaudited consolidated financial statements of TIP Inc. as at and for the nine months ended September 30, 2016 is contained in the Prospectus attached to this Circular.

Stock Exchange Listings

The Corporation is a reporting issuer in each of the provinces and territories of Canada and the Class A Restricted Voting Shares and Alignvest Warrants currently trade on the TSX under symbols “AQX.A” and “AQX.WT”, respectively. Shortly after the Effective Date and subject to approval of the TSX, the Common Shares and the amended Alignvest Warrants will be listed and posted for trading on the TSX under symbols “TRL” and “TRL.WT”, respectively.

Securities Law Matters

Canadian Securities Law Matters

The distribution of the Common Shares pursuant to the Plan of Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable Securities Laws. The Common Shares received by AQX Shareholders pursuant to the Plan of Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Common Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling securityholder is an insider or officer of TIP Inc., the selling securityholder has no reasonable grounds to believe that TIP Inc. is in default of applicable Canadian securities laws. See “The Arrangement — Canadian Securities Law Matters.”

Certain Canadian Income Tax Consequences of the Arrangement for AQX Shareholders

This Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain AQX Shareholders in respect of the proposed Arrangement. See “Certain Canadian Federal Income Tax Considerations”.

Certain U.S. Income Tax Consequences of the Arrangement for AQX Shareholders

This Circular contains a summary of the principal U.S. federal income tax considerations applicable to certain AQX Shareholders in respect of the proposed Arrangement. See “Certain U.S. Federal Income Tax Considerations”.

Risk Factors

AQX Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect in respect of the Corporation or Trilogy; (ii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied in a timely manner or at all and failure to complete the Arrangement could adversely affect the business of the Corporation; (iii) the Corporation will incur costs even if the Arrangement is not completed; (iv) the unaudited pro forma financial information included in the Prospectus may not be indicative of what the actual financial position or results of operations would have been; (v) AMC may have interests in the Arrangement that are different from those of other AQX Shareholders; (vi) the Alignvest Warrants may expire worthless; and (vii) the risks relating to TIP Inc.’s business as disclosed in the Prospectus. See “Risks Associated with the Arrangement”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. If you are a registered AQX Shareholder, the Corporation has included a form of proxy with this Circular. It should be used to appoint a proxyholder.

This Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting and at any adjournment(s) or postponement(s) of the Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management are expected to be borne by the Corporation.

The contents and the sending of this Circular have been approved by the AQX Board.

No person is authorized to give any information or to make any representations other than these contained in this Circular and if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

The Corporation has retained D.F. King to provide proxy and information agent services in connection with the qualifying acquisition. In connection with these services, D.F. King is expected to receive a fee of up to $70,000 plus reasonable out-of-pocket expenses.

The Corporation will not be using the notice-and-access mechanism under National Instrument 54-101-

Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of the Notice of Meeting and the Circular to AQX Shareholders.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are Reza Satchu, President, Chief Executive Officer and Director of the Corporation, and Sanjil Shah, Chief Financial Officer, of the Corporation.

An AQX Shareholder wishing to appoint some other person (who need not be a AQX Shareholder) to represent him or her at the Meeting has the right to do so by inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy.

A proxy will not be valid unless the completed form of proxy is received by TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) or postponement(s) thereof. Proxies delivered after that time will not be accepted. The deadline for deposit of proxies may be waived or extended by the chair of AQX’s Meeting at his discretion, without notice.

An AQX Shareholder who has given a proxy may revoke it by delivering an instrument in writing executed by the AQX Shareholder or by his attorney authorized in writing or, where the AQX Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the office of TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 at any time up to and including the last Business Day preceding the day of the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned or postponed, any reconvening thereof or in any other manner provided by Law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

An AQX Shareholder may indicate on the form of proxy how the AQX Shareholder wishes the proxyholder to vote the AQX Shares. To do this you may simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your AQX Shares in accordance with the instructions you have given.

IF YOU DO NOT GIVE ANY INSTRUCTIONS AS TO HOW TO VOTE ON A PARTICULAR ISSUE TO BE DECIDED AT THE MEETING, YOUR PROXYHOLDER CAN VOTE YOUR SECURITIES AS HE OR SHE THINKS FIT. IF YOU HAVE APPOINTED THE PERSONS DESIGNATED IN THE FORM OF PROXY AS YOUR PROXYHOLDER THEY WILL, UNLESS YOU GIVE CONTRARY INSTRUCTIONS, VOTE YOUR AQX SHARES AT THE MEETING FOR THE ARRANGEMENT RESOLUTION, FOR THE DSU PLAN RESOLUTION, FOR THE RSU PLAN RESOLUTION AND FOR THE INSIDER SUBSCRIPTIONS RESOLUTION.

All voting at the Meeting in respect of the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will be voted on by a poll. Voting at the Meeting on any other matters will be by a show of hands, with each AQX Shareholder present in person being entitled to one vote, unless a poll is demanded. The AQX Shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

AQX SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE IS SPECIFIED OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED BY THE AQX SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial AQX Shareholders

Only registered AQX Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Beneficial AQX Shareholders who do not hold their AQX Shares in their own name are advised that only proxies from AQX Shareholders of record can be recognized and voted at the Meeting. Beneficial AQX Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their AQX Shares as a registered AQX Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to beneficial AQX Shareholders is identical to that provided to registered AQX Shareholders. However, its purpose is limited to instructing the registered AQX Shareholder how to vote on behalf of the beneficial AQX Shareholder.

If AQX Shares are listed in an account statement provided to an AQX Shareholder by a broker, then in almost all cases those AQX Shares will not be registered in such AQX Shareholder’s name on the records of the Corporation. Such AQX Shares will more likely be registered under the name of the AQX Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such AQX Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). AQX Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial AQX Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the AQX Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to non-registered AQX Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial AQX Shareholders in advance of shareholders’ meetings unless the beneficial shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial AQX Shareholders in order to ensure that their AQX Shares are voted at the Meeting. Often the form of proxy supplied to a beneficial AQX Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered AQX Shareholders. However, its purpose is limited to instructing the registered AQX Shareholder how to vote on behalf of the beneficial AQX Shareholder.

All references to AQX Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to AQX Shareholders of record unless specifically stated otherwise.

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have been provided with a redemption right, no dissent rights will be provided to AQX Shareholders in respect of the Arrangement. See “Redemption Rights”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, no person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s most recently completed fiscal year ended April 30, 2016, no person, who to the knowledge of the directors or officers of the Corporation, beneficially owns or exercises control or direction over AQX Shares carrying more than 10% of the votes attached to the AQX Shares, and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Founders’ Shares

Since the AQX Founders will lose their investment in the Corporation if a qualifying acquisition is not completed, a conflict of interest may arise in determining whether a qualifying acquisition target, such as the Arrangement, is appropriate. The AQX Founders will not be entitled to redeem their Founders’ Shares in connection with a qualifying acquisition or entitled to access to the Escrow Account in respect thereof upon the Corporation’s winding-up. Similarly, the AQX Founders will also not be entitled to redeem their Class B units (including their underlying securities) in connection with a qualifying acquisition or entitled to access to the Escrow Account in respect thereof upon the Corporation’s winding-up. In addition, following completion of a qualifying acquisition, the Founders’ Shares may not be sold or transferred until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding C$12.00 per share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition, subject to applicable Securities Laws and TSX rules. The personal and financial interests of the AQX Founders may influence the identifying and selecting of the qualifying acquisition, the voting on the qualifying acquisition and the operation of the business following the qualifying acquisition.

Bonus and Loan Arrangements

Certain other individuals may also have interests in the Arrangement that are different from those of the AQX Shareholders due to bonuses to be paid and/or money owed to such individuals by AMC. Following the Effective Time, the Alignvest Sponsor intends to pay the following bonuses to certain of its personnel who have been instrumental in sourcing and completing the qualifying acquisition (with all AQX Founders’ Common Shares to be reduced proportionately by any forfeiture thereof), and in all cases subject to similar anti-dilution provisions which apply to the Alignvest Warrants:

(a)

to Mr. Sanjil Shah, an officer of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 12,921 Common Shares and 6,460.5 Alignvest Warrants, plus (ii) 93,074 AQX Founders’ Common Shares;

(b)

to Mr. Andy Moysiuk, a director of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 2,992 Common Shares and 1,496 Alignvest Warrants, plus (ii) 21,551 AQX Founders’ Common Shares; and

(c)

to certain other employees who will not be officers or directors of either AMC or TIP Inc., an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 71,162 Common Shares and 35,581 Alignvest Warrants, plus (ii) 512,578 AQX Founders’ Common Shares.

In the case of AQX Founders’ Common Shares which are subject to forfeiture, if the recipient is not actually engaged by AMC for any reason at the date of forfeiture, no bonus shall be payable in respect thereof (in certain cases, death or disability are excluded events). As well, if at any time prior to the date of payment either (I) there is a termination for cause, or (II) the individual in question breaches any material obligation owed to AMC or its affiliates which is not cured within 10 days following written notice thereof, then no bonus shall be owing to the terminated individual.

The bonus will be payable in cash and net of withholding or other taxes. The bonus will be generally be due in whole or in part following the sale by AMC of Common Shares, provided that after a specified term, AMC will have the option to pay in kind.

AMC owes the following individuals the amounts specified below on a non-interest bearing basis:

(a)	C$103,658 to Mr. Sanjil Shah, an officer of AMC;

(b)	C$20,004 to Mr. Andy Moysiuk, a director of AMC; and

(c)	a total of C$214,334 to various other employees or consultants of AMC who will not be officers or directors of either AMC or TIP Inc.

The loans in question may be required to be repaid in the discretion of each individual on 30 days’ prior written notice following the expiry of all contractual resale and forfeiture restrictions applicable to the Common Shares owned by AMC (or on a pro rata basis as any such restrictions expire in part).

Following the Effective Time, the individuals intend to permit AMC (subject to any required approvals) to repay the loans as follows. For each C$10,000 owing, the loan could be repaid either by way of (I) the transfer to the individual of (i) approximately 997 Common Shares and 499 Alignvest Warrants, plus (ii) approximately 7,183 AQX Founders’ Common Shares (reduced proportionately by any forfeiture thereof), and with (i) and (ii) subject to similar anti-dilution provisions which apply to the Alignvest Warrants, or (II) the cash equivalent thereof determined as of the date of payment (grossed up for any additional tax payable as a result of paying in cash rather than in securities).

In certain cases, if an individual has not required repayment within five years following the closing of the qualifying acquisition, then AMC may in its discretion elect to repay the loans on the same terms.

If an individual receives securities then 50% of the securities received shall be subject to resale restrictions for a 12 month period, which shall be accelerated, on a pro rata basis, in proportion to sales of similar securities by AMC from its holdings.

Certain restrictive covenants apply to the individuals in question.

Subscribers of AQX Shares

The Alignvest Additional Subscribers and Alignvest Partners may similarly have interests that are different than AQX Shareholders due to their interest in the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment, respectively.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person of AQX, nor any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction since AQX’s incorporation on May 11, 2015, or any proposed transaction which has materially affected or would materially affect AQX. An “informed person” means (i) any of AQX’s directors or executive officers, (ii) any director or executive officer of a person or company that is itself an informed person or a subsidiary of AQX, or (iii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of AQX or a combination of both carrying more than 10% of the voting rights attached to all of AQX’s outstanding voting securities.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of (i) Class A Restricted Voting Shares and (ii) Class B Shares, each without par or nominal value. Each holder of AQX Shares is entitled to one vote for each AQX Share registered in his or her name at the close of business on December 20, 2016, the date fixed by the AQX Board as the Record Date for determining who is entitled to receive notice of and to vote at the Meeting. At the close of business on the Record Date, there were 25,875,000 Class A Restricted Voting Shares outstanding (representing a 77.22% voting interest) and 7,631,720 Class B Shares outstanding (representing a 22.78% voting interest).

Only AQX Shareholders of record at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their AQX Shares voted at the Meeting.

On a show of hands, every AQX Shareholder present in person or by proxy, will have one vote, and on a poll every AQX Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate AQX Shareholders, will have one vote for each AQX Share registered in his or her name on the list of AQX Shareholders which in respect of the AQX Shares is available for inspection during normal business hours at TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, and at the Meeting.

The Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution must each be approved by a simple majority of the votes attached to the Class A Restricted Voting Shares and the Class B Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

To be effective, the Insider Subscriptions Resolution must be approved by a majority of the votes attached to the Class A Restricted Voting Shares and the Class B Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, other than those holders of AQX Shares who are Participating Insiders.

Other than as disclosed in the table below, to the knowledge of the directors and executive officers of the Corporation, there are no persons or companies that beneficially own, control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to any outstanding class of AQX Shares:

Name of Shareholder	Number and Type of AQX Shares	Percentage of Class of Outstanding AQX Shares	Percentage of All Outstanding AQX Shares
Alignvest Management Corporation	6,677,760 Class B Shares (1)	87.5%	19.93%

(1) See “Interest of Certain Persons in Matters to be Acted Upon”.

THE ARRANGEMENT

Under the terms of the Arrangement, the AQX Shares held by AQX Shareholders (other than Redeeming Shareholders) will automatically convert into Common Shares at a ratio of one (1) Common Share for every AQX Share. In addition, pursuant to their terms and in accordance with the terms and conditions of the Arrangement Agreement, all Alignvest Warrants outstanding immediately prior to the Arrangement will remain outstanding, unamended other than being deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share.

Upon completion of the Arrangement, AQX will own a significant equity interest (which interest is expected to be approximately 56.1% should there be no redemptions of Class A Restricted Voting Shares by Redeeming Shareholders) and a 100% voting interest in Trilogy and AQX will indirectly own a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

For additional information on the business of TIP Inc., please refer to the Prospectus at Appendix “F” of this Circular.

The Arrangement will be carried out pursuant to the Arrangement Agreement, the Plan of Arrangement and related documents. A summary of the principal terms of the Arrangement Agreement and the Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is available on SEDAR under the Corporation’s profile at www.sedar.com and the Plan of Arrangement, which is attached as Appendix “A” to this Circular.

Background to the Arrangement

The Arrangement is the result of arm’s length negotiations conducted among Alignvest and Trilogy and their respective representatives and advisors. The following is a summary of the process undertaken including material events, negotiations, discussions and actions leading up to the execution and public announcement of the Arrangement.

The Arrangement was the result of an extensive and thorough search for a potential qualifying transaction utilizing the network and investing and operating experience of Alignvest’s management team, the AQX Board and external advisors.

Subsequent to the completion of Alignvest’s initial public offering on June 24, 2015, and through to the signing of the Arrangement Agreement, Alignvest considered a number of potential target companies with the objective of consummating a qualifying acquisition, both as the result of inbound and outbound expressions of interest.

During that period, Alignvest considered and conducted analysis of over 400 potential qualifying acquisitions across various industries. Alignvest progressed discussions with high potential targets at various times, signing approximately 40 non-disclosure agreements throughout the process, and subsequently engaged in detailed due diligence and negotiations, which resulted in the submission of approximately 13 expressions of interest to select high potential targets. Alignvest did not enter into a definitive agreement with any potential target businesses, other than Trilogy, given that Alignvest believes the Agreement with Trilogy is the superior alternative. From the completion of Alignvest’s initial public offering up to the execution of the Arrangement Agreement on November 1, 2016, the AQX Board met on seven occasions to discuss, among other things, potential qualifying acquisitions, including the Arrangement.

AMC was first introduced to Trilogy and 2degrees in mid-2014. AMC conducted significant diligence on 2degrees from May 2014 to August 2014, including reviewing business plans, evaluating financial models, and interacting with the 2degrees management team. The AMC team, including Mr. Mohamed, conducted diligence on 2degrees’ business plan and attempted to ascertain fundamental value. In June 2014, Mr. Satchu met with Mr. Stanton and Mr. Horwitz at Trilogy’s office in Bellevue, Washington.

On November 17, 2015, Mr. Satchu contacted Mr. Stanton to discuss a potential business combination between Alignvest and Trilogy’s subsidiary, 2degrees. Mr. Stanton suggested Mr. Satchu have a follow-up call with Mr. Horwitz to discuss the opportunity further.

On November 19, 2015, Mr. Satchu, Mr. Horwitz and Mr. Morris had a telephone discussion during which Mr. Satchu provided an overview of Alignvest and introduced the concept of a potential business combination with Alignvest and 2degrees and the various benefits thereof to Trilogy. Following the conversation, Alignvest provided Trilogy with a detailed overview presentation on Alignvest and the benefits to Trilogy of a partnership with Alignvest.

On December 7, 2015, Mr. Horwitz emailed Mr. Satchu suggesting a transaction with 2degrees would be challenging given the existing capital structure at Trilogy. Mr. Horwitz suggested an alternative transaction between Alignvest and Trilogy, which would include 2degrees, NuevaTel, and a platform to expand into additional geographic regions.

On December 22, 2015, Alignvest and Trilogy entered into a non-disclosure agreement. In the subsequent weeks, Trilogy provided Alignvest with preliminary information on each of its operations, 2degrees and NuevaTel.

On January 29, 2016 and February 5, 2016, Mr. Satchu, Mr. Hodgson and Mr. Mousseau of Alignvest had discussions with Mr. Horwitz and Mr. Morris of Trilogy, during which the representatives of Alignvest expressed that Alignvest would still be interested in pursuing a transaction for 2degrees, but would require further information on NuevaTel and Trilogy before a transaction for Trilogy would be considered.

Between January 29, 2016 and the beginning of March, 2016, Trilogy provided additional information relating to each of 2degrees, NuevaTel and Trilogy in order for Alignvest to underwrite a potential business combination and form a comprehensive view on the industry, competitive dynamics within each geographic region, business plans and implied valuation.

On February 8, 2016, Alignvest contacted Credit Suisse, a leading investment bank with global telecommunication expertise, to clear conflicts on Trilogy in order to engage them as a financial advisor in connection with a potential transaction with Trilogy, and subsequently provided them with information on the transaction.

On February 24, 2016, Alignvest met with Credit Suisse to discuss their initial views on the potential transaction between Alignvest and Trilogy as well as potential debt refinancing for Trilogy.

On March 3, 2016, Alignvest held its quarterly board meeting to approve its Q3 2015 financials and to discuss its pipeline of investment opportunities, including recent developments on Trilogy.

On March 10, 2016, Mr. Satchu and Mr. Hodgson met with Mr. Stanton, Mr. Horwitz and Mr. Morris at Trilogy’s offices in Bellevue, Washington, and Mr. Mousseau joined by telephone. At the meeting, Mr. Satchu, Mr. Hodgson and Mr. Mousseau presented an overview of a potential transaction between Alignvest and Trilogy, including key transaction terms.

On March 28, 2016, Mr. Horwitz e-mailed Mr. Satchu and indicated that Trilogy was interested in pursuing a transaction with Alignvest, although not under the initial terms proposed by Alignvest on March 10, 2016.

On March 31, 2016, Mr. Mohamed reached out to Mr. Natale to assist Alignvest in its evaluation of Trilogy. Mr. Natale signed a non-disclosure agreement on April 1, 2016 and was provided a detailed information package.

On April 5, 2016, Mr. Satchu, Mr. Hodgson and Mr. Mousseau had a telephone conversation with Mr. Stanton and Mr. Horwitz in which Mr. Stanton and Mr. Horwitz agreed to continue discussions, including scheduling an in person meeting at Alignvest’s offices in Toronto.

On April 19, 2016, Mr. Stanton, Mr. Morris and Mr. Mickels met with Mr. Satchu, Mr. Hodgson, Mr. Mohamed, Mr. Natale and Mr. Mousseau at Alignvest’s offices in Toronto. Trilogy provided a management presentation, including an overview of both 2degrees and NuevaTel, and the future strategy of Trilogy. Trilogy and Alignvest also discussed the proposed transaction structure and key terms in more detail.

Between April 20, 2016 and June 14, 2016, Alignvest and its representatives conducted further due diligence, including engaging Stikeman Elliott LLP as legal counsel for Alignvest.

On May 26, 2016, Mr. Horwitz and Andrew Davies met with Mr. Satchu, Mr. Hodgson, Mr. Mohamed, Mr. Natale and Mr. Mousseau at Alignvest’s offices in Toronto. At the meeting, the parties discussed business plans for each of 2degrees, NuevaTel and Trilogy. In addition, Alignvest presented an initial term sheet with revised transaction terms based on discussions since the March 10, 2016 meeting.

On June 14, 2016, Mr. Horwitz sent an e-mail to Mr. Satchu outlining a proposed revised set of terms for a transaction and indicated Trilogy would send a revised term sheet shortly thereafter. Mr. Satchu subsequently met with Mr. Horwitz in Seattle on June 17, 2016 to discuss the proposed terms.

On June 24, 2016, Mr. Horwitz sent an e-mail to Mr. Satchu with the revised term sheet based on their discussion in Seattle on June 17, 2016.

On June 27, 2016, Mr. Lacavera and his team from Globalive Capital signed a non-disclosure agreement and were provided a detailed information package in order to assist in the diligence process and evaluate participating in a potential private placement alongside Alignvest Partners.

On July 5, 2016, Alignvest presented an overview of the latest transaction to each of the lead underwriters of its initial public offering and Credit Suisse for their feedback on the key terms and view on public market receptivity. Each of Cantor Fitzgerald and Credit Suisse advised they were supportive of Alignvest continuing to proceed with the proposed transaction.

On July 10, 2016, Mr. Satchu submitted a revised proposal by e-mail to Mr. Horwitz and Mr. Morris.

On July 13, 2016, Mr. Satchu, Mr. Hemmer and Mr. Mousseau met with Mr. Stanton, Mr. Morris and Mr. Mickels at Trilogy’s office in Bellevue, Washington. At the meeting, they discussed the latest term sheet with the goal of finalizing key transaction terms in order to execute the term sheet and for Trilogy to become subject to exclusivity obligations.

Between July 13, 2016 and July 22, 2016, Alignvest and Trilogy continued to negotiate key terms of the term sheet.

On July 14, 2016, Alignvest held its quarterly board meeting to approve its 2015 annual financials and to discuss its pipeline of investment opportunities, including recent developments on Trilogy.

On July 22, 2016, Alignvest and Trilogy executed a term sheet which included an exclusivity period of 35 days, until August 26, 2016, to complete due diligence and legal documentation and obtain internal approvals.

Following the execution of the term sheet Alignvest formally engaged external advisors for the detailed due diligence process which included, Aetha Consulting to perform commercial due diligence, and a “big four” accounting firm for accounting, tax and transaction structuring.

Between July 26, 2016 and July 28, 2016, the Alignvest team (including Mr. Satchu and Mr. Mousseau and a group of advisors from Aetha Consulting, a “big four” accounting firm, Globalive Capital and Credit Suisse) attended management meetings and site tours in New Zealand with the 2degrees management team and Trilogy. Management meetings included working sessions with senior management across the various functions. Additional members of the Alignvest team including Mr. Mohamed and Mr. Natale attended by telephone.

Between August 10, 2016 and August 12, 2016, the Alignvest team (including Mr. Satchu and Mr. Mousseau and a group of advisors from Aetha Consulting, a “big four” accounting firm, Globalive Capital and Credit Suisse) attended management meetings and site tours in Bolivia with the NuevaTel management team and Trilogy. Management meetings included working sessions with senior management across the various functions. Additional members of the Alignvest team including Mr. Mohamed and Mr. Natale attended by telephone.

On August 26, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until September 2, 2016.

On September 1, 2016, Alignvest held its quarterly board meeting to approve its Q1 2016 financials and to discuss its pipeline of investment opportunities, including recent developments on Trilogy.

On September 9, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until September 16, 2016.

On September 9, 2016 and September 10, 2016, Alignvest, Trilogy, and their respective tax advisors had multiple telephone meetings to collectively work through outstanding tax structuring items.

On September 22, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 7, 2016.

On September 28, 2016, Mr. Calvo (the CEO of NuevaTel) met with the Alignvest team including Mr. Natale and Mr. Mohamed at Alignvest’s office in Toronto to discuss NuevaTel and its strategic plan in detail.

On October 7, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 10, 2016. On the same date, Mr. Satchu had a telephone meeting with Mr. Stanton where he walked him through a revised set of transaction terms.

On October 10, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 11, 2016. On October 11, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 25, 2016. On October 13, 2016, Trilogy held a board meeting to discuss the potential transaction.

Between October 18, 2016 and October 20, 2016, Alignvest met with Mr. Horwitz, Mr. Morris and Mr. Mickels in Toronto to advance the transaction documentation.

During the month of October 2016, Alignvest held confidential meetings with key relationships in order to determine their interest in a private placement alongside Alignvest Partners.

On October 21, 2016, Alignvest and Deloitte executed a non-disclosure agreement for Deloitte to begin its work on a fairness opinion.

On October, 24 and 25, 2016, Alignvest conducted confidential meetings with certain investors, which resulted in demand for private placement investments.

On October 25, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until November 4, 2016.

On October 28, 2016, Alignvest and Trilogy agreed to final economic terms of the Arrangement, subject to board approval.

On October 31, 2016, each of Alignvest and Trilogy held special board meetings to approve the Arrangement.

On November 1, 2016, Alignvest and Trilogy signed the Arrangement Agreement and announced the transaction.

AQX Fairness Opinion

Deloitte was formally engaged pursuant to a letter agreement dated October 24, 2016 (the “Deloitte Agreement”) to prepare and provide a fairness opinion with respect to the Arrangement. The terms of the Deloitte Agreement provide that Deloitte is to be paid a fixed fee for its service, 80% of which is contingent on the successful completion of the Arrangement and will be reimbursed for out of pocket expenses upon submission of the AQX Fairness Opinion. In addition, the Corporation has agreed to indemnify Deloitte, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, against certain expenses, losses, claims, actions, damages and liabilities which may arise directly or indirectly from services performed by Deloitte in connection with the Deloitte Agreement. No understandings or agreements exist between Deloitte and the Corporation with respect to future financial advisory or investment banking business.

Deloitte has advised the Corporation that none of Deloitte, its associates or affiliates is: (i) an issuer insider, associate, affiliate or affiliated entity (as those terms are defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) of the Corporation or Trilogy, or any of their respective associates or affiliates; (ii) an advisor to any person or company other than to the AQX Board with respect to the Arrangement; or (iii) a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group). Deloitte has not provided any financial advisory services to the Corporation, or any of its associates or affiliates for which it has received compensation in the 24 months preceding the date of the AQX Fairness Opinion except for an annual valuation of AMC’s share price performed by Deloitte for one of AMC’s shareholders. Deloitte has informed the Corporation that one or more of its affiliates provides, among other things, certain non-material, non-audit-related services to Trilogy. Based on Deloitte’s experience, such services do not impair Deloitte’s objectivity in delivering the Fairness Opinion. The Corporation determined that Deloitte is qualified to provide the AQX Fairness Opinion.

The AQX Fairness Opinion represents the opinion of Deloitte, subject to the assumptions and limitations therein, and the form and content has been approved for release by a committee of directors and other professionals of Deloitte, each of whom is experienced in mergers, business combinations, divestitures, and valuations.

The AQX Board received a draft of the AQX Fairness Opinion and a presentation from Deloitte on December 19, 2016, which provided financial advice. Subsequently, Deloitte delivered the written AQX Fairness Opinion which concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares. The AQX Fairness Opinion is attached to this Circular as Appendix “C”. The Corporation encourages you to read this opinion in its entirety.

The AQX Fairness Opinion was provided in connection with the Arrangement and may not be used or relied upon for any other purpose. The AQX Fairness Opinion is not a recommendation as to how any AQX Shareholder should vote with respect to the Arrangement Resolution or any other matter, or as to whether or not to redeem any Class A Restricted Voting Shares. This summary is qualified in its entirety by reference to the full text of AQX Fairness Opinion.

Recommendation of the AQX Board

The AQX Board has unanimously determined that the Arrangement is in the best interests of the Corporation and has unanimously determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders. Accordingly, the AQX Board has unanimously approved the Arrangement and unanimously recommends that AQX Shareholders vote FOR the Arrangement Resolution.

In addition, the Arrangement was unanimously approved by all directors not related to the Arrangement.

Reasons for the Recommendation of the AQX Board

In addition to the receipt of advice and assistance from AQX’s financial advisors and legal counsel, the AQX Board carefully evaluated the terms of the proposed Arrangement and the Plan of Arrangement and unanimously: (i) determined that the Arrangement is in the best interests of the Corporation; (ii) determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders; (iii) approved the Arrangement and the entering into of the Arrangement Agreement; and (iv) resolved to recommend that AQX Shareholders vote in favour of the Arrangement Resolution.

In reaching these determinations and approvals, the AQX Board considered, among other things, the following factors and potential benefits and risks of the Arrangement:

  Strong competitive position within attractive industry. Trilogy’s operating subsidiaries, 2degrees in New Zealand and NuevaTel in Bolivia, each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each subsidiary operates in a stable three player market; has meaningful market share; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.

  Strong, experienced and well-aligned management teams. The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom AG for $34 billion and today continues to operate as T-Mobile USA. The management team is rolling 100% of their equity interest in the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz and Alignvest Management Corporation (as well as the Alignvest Partners) have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time.

  Strong cash flow generation potential. Trilogy’s operating assets have significant momentum and cash flow potential. Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the- ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flow and will continue to benefit from an LTE-expanded and upgraded network. With respect to NuevaTel, the company has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially, distributing cumulative gross dividends of $244 million to its shareholders since 2008. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel’s Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst the existing subscriber base, and (iii) continuing its LTE overlay expansion.

  Attractive return on investment relative to risk profile. Trilogy represents an opportunity to invest in a high growth, stable business at an attractive valuation. The Company’s projected growth eclipses that of its relevant Canadian, LatAm, and Australian / New Zealand telecommunication peers with projected 2015 through 2017 compounded annual Service Revenue and Adjusted EBITDA growth of 11% and 15%, respectively, compared to the next highest peer group (Australia / New Zealand) at 2.5% and 5.6%, respectively. Despite this significantly greater growth potential, investors have the opportunity to invest in Trilogy at 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s relevant peer group given Trilogy’s growth profile.

  Refer to “Forward-Looking Statements” in this Circular and “Non-GAAP Reconciliation” in the Prospectus attached to the Circular as Appendix “F”.

  Strong public market support. Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. Prior to announcing the transaction, Alignvest confidentially approached nine investors to assess the market’s response to our proposed acquisition and to potentially receive incremental capital in the form of a private placement. The response was extremely positive, with two of our original investors agreeing to invest an additional U.S.$18 million at the C$10.00 IPO price, terms that are accretive for IPO investors who bought at C$10.00 and received a half warrant. This investment brings the total additional commitments for this transaction to approximately U.S.$63.2 million (including approximately U.S.$21.2 million from Alignvest’s sponsor), which we believe significantly reduces our redemption risk. As further proof of strong public market support for our acquisition of Trilogy, Alignvest’s Class A Restricted Voting Shares and Alignvest Warrants have traded positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

  Ability for Alignvest to add value. Alignvest’s partners, Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Trilogy International Partners Inc., with Nadir Mohamed serving as Lead Director.

  Optimized capital structure leading to improved performance. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy’s long-term ability to grow its operating businesses. Following the transaction, Trilogy intends to use the proceeds from the Arrangement to significantly reduce net leverage. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy’s overall borrowing costs can be significantly reduced. This improved, pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures and improved working capital management, while also allowing the broader platform to execute on its M&A strategy.

  Opportunities for platform growth through acquisitions. Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that, with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the 2015 Snap acquisition in New Zealand that added broadband capabilities. These transactions are intended to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to seek to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent (or new) capital investments, (vii) ownership of their own infrastructure, and/or (viii) ample spectrum positions.

  Favourable transaction dynamic. The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise. Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

  Benefit from being a public company in Canada. Trilogy will benefit from a Canadian listing on the TSX for a number of reasons. First, the listing will provide Trilogy with access to Canadian and international capital on an exchange where the telecommunication sector represents a greater focus relative to U.S. weightings. Over 40% of trading on the TSX comes from outside of Canada, given the significant institutional and retail investors around the world who invest through the TSX, including from the U.S., Europe and other foreign countries. Second, the costs of listing, and maintaining a listing, on the TSX are significantly lower relative to a public listing in the U.S., and take significantly less time than a comparable process in the U.S. Third, medium-sized companies, like Trilogy, have greater importance on the TSX and tend to receive greater market attention, investor demand, research coverage, and share liquidity in than they do in the U.S. Almost 90% of the TSX by market value is comprised of companies below C$2 billion. Finally, the TSX presents a much more favorable regulatory environment relative to the U.S., which has a history of being significantly more litigious.

In making its recommendation to AQX Shareholders, the AQX Board also considered a number of elements of the transaction that provide protection to AQX Shareholders, including the following:

  AQX Fairness Opinion. The AQX Fairness Opinion concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

  Shareholder Approval. The Arrangement must be approved by a majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

  Court Approval. The Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court approves the Arrangement.

  Redemption Rights. Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Holders of  Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the Arrangement. See “Redemption Rights”.

In the course of their deliberations, the AQX Board also identified and considered a variety of risks, including:

  Risks of the Business being Acquired. The risks faced by Trilogy and, upon completion of the Arrangement, to be faced by TIP Inc. with respect to their respective affairs, business and operations and future prospects.

  Risks if Arrangement is not Completed. The risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the inability to pursue other opportunities as a result.

  The Arrangement Agreement may be Terminated in Certain Circumstances. Each of the Corporation and Trilogy has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either the Corporation or Trilogy before the completion of the Arrangement.

  No Certainty that All Conditions Precedent to the Arrangement will be Satisfied. The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, including approval of the Arrangement Resolution and the Final Order and the minimum cash requirement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Class A Restricted Voting Shares and Alignvest Warrants may decline. If the Arrangement is not completed and the AQX Board decides to seek another transaction, there can be no assurance that it will be able to find another attractive qualifying acquisition. Further, in the event that holders of Class A Restricted Voting Shares elect to redeem all or a portion of their Class A Restricted Voting Shares and such number of redemptions cause the Corporation to fail to meet the minimum cash requirement of U.S.$135,000,000 and the Corporation and Trilogy are unable to obtain additional equity or debt financing sufficient to restore the Corporation’s cash level to meet its minimum cash requirement or make other adjustments, the Corporation may not complete the Arrangement.

See “Risks Associated with the Arrangement”.

Qualifying Acquisition Fair Market Value Threshold

Under the TSX rules, the businesses or assets acquired as part of a qualifying acquisition must have a fair market value equal to at least 80% of the funds held in the Escrow Account (excluding the deferred underwriting commissions and taxes payable on interest and other amounts earned on the funds in the Escrow Account). This must be satisfied at the time of the execution of the definitive agreement for the qualifying acquisition. As of the date of the execution of the Arrangement Agreement, the balance of the funds in the Escrow Account was approximately C$261 million (excluding approximately C$9 million of deferred underwriting commissions and taxes payable on the amounts earned) and 80% thereof represents approximately C$208 million. In reaching its conclusion that the Arrangement meets the 80% test, the AQX Board looked at the aggregate transaction value of up to U.S.$948 million for the business of Trilogy. In determining whether the transaction value described above represents the fair market value of the businesses and assets being acquired, the AQX Board considered the factors described above and the fact that the purchase price for the businesses and assets being acquired was the result of arm’s length negotiations and based upon Trilogy’s expected 2017 Adjusted EBITDA of U.S.$130 million (reflecting Trilogy’s ownership interest in NuevaTel and 2degrees), which represents a 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s relevant peer group. As a result, the AQX Board concluded that the fair market value of the businesses and assets being acquired was significantly in excess of the 80% requirement. In light of the financial background and experience of the members of the Corporation’s management team and the AQX Board, the AQX Board believes that the members of its management team and the AQX Board are qualified to make such determination.

Arrangement Steps

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date and at the Effective Time, if all conditions of the Arrangement have been satisfied or waived. The following description is a summary of the principal steps of the Plan of Arrangement and is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix “A” to this Circular:

(a)

any Class A Restricted Voting Shares held by a Redeeming Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such Redeeming Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares in accordance with the constating documents of Alignvest and the Escrow Agreement;

(b)	each Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Class B Share;

(c)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)	the articles of Alignvest shall be amended as follows:

(i) the Class B Shares shall be re-designated from “Class B Shares” to “Common Shares”;

(ii) the authorized capital of Alignvest shall be amended to provide that Alignvest shall be authorized to issue an unlimited number of Common Shares and one Special Voting Share;

(iii)

the rights, privileges, restrictions and conditions of the Common Shares shall be deleted and replaced with the rights, privileges, restrictions and conditions set out in Exhibit “A” to the Plan of Arrangement;

(iv) the rights, privileges, restrictions and conditions of the Special Voting Share shall be those set out in Exhibit “A” to the Plan of Arrangement; and

(v) the name of Alignvest shall be changed from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall be deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(g)

each of the LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, Arrangement Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)

Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share, in consideration of the payment to Alignvest of C$1.00 by SG Enterprises II, LLC, on behalf of the holders of Class C Units from time to time, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Class C Units from time to time in accordance with the Voting Trust Agreement;

(i)	the 2degrees Participating Securityholders Exchange shall become effective;

(j)	the TINZ Participating Unit Holders Exchange shall become effective;

(k)

all of the TINZ Units and 2degrees Shares held by Alignvest shall be contributed and transferred to Trilogy in consideration for Trilogy issuing the appropriate number of additional Class B Units to Alignvest on the basis of one Class B Unit per Common Share issued in exchange therefor by Alignvest;

(l)	the Call Right shall become effective;

(m)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest. If: (i) any of John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie or Mark Kroloff are not willing or able to act as a director of Alignvest, then Trilogy shall appoint a replacement; and (ii) any of Reza Satchu, Nadir Mohamed or Anthony Lacavera are not willing or able to act as a director of Alignvest, then the Alignvest Sponsor shall appoint a replacement; in each case subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(n)	the Corporation shall be authorized to apply to the Director continue from the laws of Ontario to the laws of British Columbia; and

(o)

at the time that a certificate of continuation for the Corporation is issued by the Province of British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), the Corporation shall be discontinued from the laws of Ontario.

The description of steps above is qualified in its entirety by the full text of the Plan of Arrangement attached as Appendix “B” to this Circular.

Founders

On the closing of AQX’s initial public offering, the AQX Founders entered into the Forfeiture and Transfer Restrictions Agreement and Undertaking with the lead underwriters for the initial public offering of AQX (the “Lead Underwriters”) and the TSX pursuant to which each AQX Founder agreed to certain forfeiture and transfer restrictions in respect of their aggregate Founders’ Shares (which were acquired for nominal consideration) and the 930,375 Class B Shares and 465,188 Alignvest Warrants underlying their Class B Units (which were acquired for C$10.00 under the prospectus filed in connection with the Alignvest IPO).

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, the AQX Founders agreed not to transfer any of their Founder Shares until the earlier of: (i) one year following completion of the Arrangement, or (ii) the value of the Class B Shares equalling or exceeding C$12.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the Arrangement, subject to applicable Securities Laws and TSX rules. Any Common Shares of TIP Inc. resulting from Class A Shares held by the AQX Founders are not subject to the forfeiture or transfer restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the Common Shares resulting from such Founders’ Shares are to be subject to forfeiture on the fifth anniversary of the Arrangement unless the value of the share price of the Founder’s Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-day trading period at any time following the closing of the Arrangement.

In addition to other resale restrictions, none of the AQX Founders may, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, transfer any of their Common Shares resulting from Class B Units (or any of the Common Shares resulting from the Class B Shares or Alignvest Warrants underlying their Class B Units) until a date that is 30 days after the closing of the Arrangement, subject to applicable Securities Laws.

Pursuant to the Arrangement Agreement, AMC and Alignvest Partners, among others, have agreed to lock-up 50% of the equity securities of AQX (or TIP Inc.) that they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of AQX (or TIP Inc.) that they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time.

Shareholder Approval of the Arrangement and the Plan of the Arrangement

At the Meeting, AQX Shareholders will be asked to consider, and if deemed advisable, approve the Arrangement Resolution. Approval of the Arrangement Resolution requires the affirmative vote of a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

A quorum will be present at the Meeting if at least two registered or beneficial AQX Shareholders holding at least 25% of the AQX Shares entitled to vote at the Meeting are present or represented by proxy.

Court Approval and Completion of the Arrangement

The Arrangement requires the approval of the Court under the OBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the AQX Shareholders. Prior to the mailing of this Circular, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. Following receipt of the approval of the AQX Shareholders to the Arrangement Resolution, the Corporation intends to make an application to the Court for the Final Order at 10:00 a.m. (Toronto time) on January 26, 2017, or as soon as reasonably practicable. In deciding whether to grant the Final Order, the Court is expected to consider, among other things, the fairness of the Arrangement to AQX Shareholders.

Any AQX Shareholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve an appearance and response no later than 5:00 p.m. (Toronto time) on January 18, 2017 along with any other documents required, all as set out in the Interim Order and Notice of Application, the text of which are set out in Appendices “D” and “E” to this Circular and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner as the Court may direct (with the approval of both the Corporation and Trilogy), and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised that the issuance of Class B Shares on the conversion of Class A Restricted Voting Shares, the re-designation of the Class B Shares to Common Shares affecting AQX Shareholders in the United States the issuance of securities by Alignvest in connection with the Arrangement and the creation of the Special Voting Share have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court.

Post-Arrangement Structure

Please refer to the section entitled “Corporate Structure - TIP Inc.” of the Prospectus attached as Appendix “F” to this Circular for the proposed corporate structure of TIP Inc. following completion of the Arrangement.

The Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement, including the Plan of Arrangement attached as Appendix “B” to the Circular, and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement which is filed on SEDAR under the Corporation’s profile at www.sedar.com. AQX Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Pursuant to the Arrangement Agreement, it was agreed that the Parties would carry out the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement — Arrangement Steps”.

Effective Date of the Plan of Arrangement

After obtaining the approval of the AQX Shareholders to the Arrangement Resolution, upon the other conditions in the Arrangement Agreement, including receipt of the appropriate Regulatory Approvals, being satisfied or waived (if permitted) and upon the Final Order being granted, the Plan of Arrangement is anticipated to become effective at 9:01 a.m. (Toronto time) in Toronto, Ontario on the Effective Date. It is currently expected that the Effective Date will be on or about February 3, 2017.

Consideration

Under the terms of the Arrangement, the AQX Shares held by AQX Shareholders (other than AQX Shareholders properly exercising redemption rights) will automatically convert into Common Shares at a ratio of one (1) Common Share for every AQX Share. In addition, pursuant to their terms and in accordance with the terms and conditions of the Arrangement Agreement, all Alignvest Warrants outstanding immediately prior to the Arrangement will remain outstanding, unamended other than being deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share.

Covenants

Covenants Regarding the Conduct of Business

Each of Trilogy and the Corporation has given, in favour of the other, respectively, usual and customary covenants for an agreement of the nature of the Arrangement Agreement which are intended to ensure that each party carries on business in the ordinary course, excepting any action required to give effect to the Arrangement in accordance with the Arrangement Agreement, until the earlier of the Effective Time and the termination of the Arrangement Agreement.

In particular, Trilogy has agreed to use reasonable commercial efforts to preserve intact the current business organization of the Trilogy Group Companies, keep available the services of the present employees and agents of Trilogy and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors and distributors having business relationships with Trilogy and all other persons having a material business relationship with Trilogy. Additional covenants provided by Trilogy include, among other things: subject to limited exceptions, prohibitions on: amending constating documents or the terms of any of its outstanding securities (other than in connection with the Arrangement); capital alterations; the redemption of any shares; issuing or pledging securities (other than in connection with the Arrangement or in connection with the due exercise of the 2degrees Options or partially paid shares or the grant of 2degrees Options under the current 2degrees equity compensation plan); acquiring any material assets, securities, properties, interests or businesses; reorganizations, amalgamations, combinations or mergers with any person other than in connection with the Arrangement; selling, leasing, transferring or disposing any assets except for obsolete assets or assets sold in the Ordinary Course; certain capital expenditures; entering into any material financing or prepaying any indebtedness; making any loans, advances, capital contributions, investments or guarantees in or with respect to any other person; entering into any derivatives or financial instruments other than in the Ordinary Course; paying any bonus or profit sharing distribution other than in the Ordinary Course; changing accounting policies; granting any increase in the rate of wages, salaries, bonuses or other remuneration other than in the Ordinary Course; changing compensation benefits, change of control or severance pay of employees, directors and executive officers; cancelling, waiving, releasing, assigning, settling or compromising any material claims or rights other than in the Ordinary Course; compromising or settling any material litigation or investigation; other than in the Ordinary Course and in connection with the Arrangement, entering into, terminating or amending Material Contracts; abandoning or failing to diligently pursue any application for any material licenses, permits, authorizations or registrations; and materially changing any methods of reporting income or deductions for accounting or income tax purposes, making or revoking any material election relating to taxes other than in the Ordinary Course and with the consent of Alignvest, settling, compromising or agreeing to the entry of judgment with respect to any material tax proceeding, entering into any tax sharing, tax allocation or tax indemnification agreement or making a request for a tax ruling to any Governmental Entity.

Covenants provided by the Corporation include, among other things: subject to limited exceptions, prohibitions on: amending constating documents or the terms of any of its outstanding securities other than in connection with the Arrangement; capital alterations; the redemption of any AQX Shares (other than in connection with the redemption rights exercised by AQX Shareholders); issuing or pledging securities (other than at an issue or conversion price that is not less than C$10.00 per AQX Share and other than the Alignvest Sponsor Equity Investment); acquiring any business; reorganizations, amalgamations, combinations or mergers with any person; entering into any material financing or prepaying any indebtedness (other than borrowing up to C$1 million in accordance with the rules of the TSX); making any loans advances, capital contributions, investments or guarantees in or with respect to any other person; changing accounting policies; cancelling, waiving, releasing, assigning, settling or compromising any material claims or rights; other than in the ordinary course of business and in connection with the Arrangement, entering into, terminating or amending Material Contracts; and abandoning or failing to diligently pursue any application for any material licenses, permits, authorizations or registrations.

Covenants of the Corporation Regarding the Arrangement

The Corporation has also covenanted and agreed with Trilogy that it will use reasonable commercial efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including, but not limited to, the following:

(a)

using its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(b)

carrying out in accordance with and subject to the terms of the Arrangement Agreement, the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to the Arrangement or the Arrangement Agreement;

(c)

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, paying the aggregate subscription amount of U.S.$10,000 payable by Alignvest in connection with the Class A Units and the aggregate subscription amount of the Arrangement Subscription Consideration payable by Alignvest in connection with the Class B Units purchased by it under the Arrangement at the Effective Time;

(d)

if requested by Trilogy, reasonably co-operating with Trilogy (without Alignvest or Trilogy or any of their respective affiliates providing any additional consideration therefor) to ensure that, immediately following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to holders of 2degrees Options, as identified to the mutual satisfaction of Alignvest and Trilogy, to exchange any 2degrees Shares that may be issued upon exercise of 2degrees Options for AQX Shares or cash payable by 2degrees, subject to compliance with applicable Securities Laws, exemptions being available from prospectus requirements, Overseas Investment Act 2005 (New Zealand) requirements and the New Zealand Take-overs Code and applicable transfer requirements;

(e)	complying in all material respects with all Laws; and

(f)

not taking any action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

Covenants of Trilogy Regarding the Arrangement

Trilogy has also covenanted and agreed with the Corporation that it will perform all obligations required to be performed by it under the Arrangement Agreement, co-operate with the Corporation in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including, but not limited to, the following:

(a)	defending all lawsuits or other legal, regulatory or other proceedings against Trilogy challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(b)

causing its legal counsel in (i) Bolivia and New Zealand to provide legal opinions dated as at the Effective Date in form satisfactory to Alignvest and Trilogy, and (ii) Washington State to provide a legal opinion dated as at the Effective Date in form satisfactory to Alignvest and Trilogy (collectively, the “Closing Trilogy Legal Opinions”);

(c)	providing such assistance as may be reasonably requested by the Corporation for the purposes of completing the Meeting;

(d)

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, issuing the Class A Units and Class B Units to Alignvest that are issuable to it under the Arrangement at the Effective Time;

(e)	complying in all material respects with all Laws;

(f)

not taking any action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(g)

ensuring that the number of Class C Units to be issued in exchange for Trilogy Equity Interests resulting from the Trilogy Reorganization Transaction pursuant to the terms of the LLC Agreement are determined in accordance with the Arrangement Agreement.

Additional Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, the Corporation has agreed to certain non-solicitation covenants in favour of Trilogy as follows:

(a)

The Corporation shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Corporation (collectively “AQX Representatives”), or otherwise, and shall not permit any such person to:

(i)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Corporation;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Trilogy) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Corporation, provided, however, that, for greater certainty, the Corporation may advise any person making an unsolicited Acquisition Proposal for the Corporation that the Corporation is not permitted to pursue such Acquisition Proposal;

	(iii)	make an AQX Change in Recommendation;

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Corporation; or

	(v)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for the Corporation.

(b)

The Corporation shall, and shall cause the AQX Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any person (other than Trilogy) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for the Corporation, and in connection with such termination shall:

	(i)	discontinue access to and disclosure of all information and any confidential information, properties, facilities, books and records of the Corporation; and

(ii)

request: (i) the return or destruction of all copies of any confidential information regarding the Corporation provided to any person (other than Trilogy), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of the Corporation in respect thereof.

Under the Arrangement Agreement, Trilogy has agreed to certain non-solicitation covenants in favour of the Corporation as follows:

(a)

Trilogy shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of Trilogy (collectively “Trilogy Representatives”), or otherwise, and shall not permit any such person to

(i)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Trilogy or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Corporation) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy, provided, however, that, for greater certainty, Trilogy may advise any person making an unsolicited Acquisition Proposal for Trilogy that it is not permitted to pursue such Acquisition Proposal;

(iii)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for Trilogy; provided that the Subsidiaries of Trilogy (and the directors, officers and employees of each Subsidiary in their capacity as representatives of such Subsidiary) shall be permitted to refrain from taking any position with respect to an Acquisition Proposal; or

	(iv)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for Trilogy.

(b)

Trilogy shall, and shall cause the Trilogy Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any person with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy, and in connection with such termination shall:

	(i)	discontinue access to and disclosure of all information and any confidential information, properties, facilities, books and records of Trilogy and its subsidiaries; and

(ii)

request: (i) the return or destruction of all copies of any confidential information regarding Trilogy and its subsidiaries provided to any person who received it since January 1, 2016 (other than the Corporation) in connection with a material acquisition or disposition by a Trilogy Group Company, a sale of all or substantially all of the assets of a Trilogy Group Company or a material financing of a Trilogy Group Company, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Trilogy and its subsidiaries, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of Trilogy and its subsidiaries in respect thereof.

If the Corporation or any of the AQX Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for the Corporation, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Corporation, the Corporation shall immediately notify Trilogy, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for the Corporation, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal for the Corporation, inquiry, proposal, offer or request, and shall further provide Trilogy with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for the Corporation, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Corporation, inquiry, proposal, offer or request.

If Trilogy or any of the Trilogy Representatives, receives or otherwise becomes aware of, among other things, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for, or a financing transaction for, Trilogy, or any request for copies of, access to, or disclosure of, confidential information relating to Trilogy or its subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Trilogy or its subsidiaries, Trilogy shall immediately notify the Corporation, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall further provide the Corporation with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

If at any time, prior to obtaining the Required Approval, the Corporation or Trilogy receives an Acquisition Proposal for the Corporation or Trilogy, respectively, from a person, the Corporation or Trilogy, as applicable, shall not, under any circumstances, engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal. Notwithstanding the foregoing, nothing shall prevent the AQX Board or the Trilogy Board, as applicable, from:

(a)	responding, through a directors' circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for the Corporation or Trilogy, as applicable;

(b)

making any disclosure to the AQX Shareholders if the AQX Board or the unitholders of Trilogy if the Trilogy Board, as applicable, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the AQX Board or the Trilogy Board, as applicable, or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of AQX Shareholders requisitioned by AQX Shareholders or unitholders of Trilogy requisitioned by unitholders of Trilogy, as applicable, in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal for the Corporation or Trilogy, as applicable, to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Insurance and Indemnification

The Corporation has agreed to purchase, on or prior to the Effective Date, customary directors’ and officers’ liability insurance policies providing coverage on terms acceptable to Alignvest and Trilogy, each acting reasonably.

On the Effective Date, Alignvest and Trilogy will enter into new director and officer indemnity agreements in customary form, with each of Alignvest’s current director and officers and with each new director and officer of TIP Inc.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by the Corporation to Trilogy and Trilogy to the Corporation, including representations and warranties related to due organization and qualification, capitalization and authorization to enter into the Arrangement Agreement and carry out their respective obligations thereunder. In addition, Trilogy has made certain customary representations and warranties particular to the conduct of its business, the ownership and sufficiency of its assets, the accuracy of its books and records and financial statements, certain employee matters and the lack of any claims, actions or proceedings that may cause a material adverse effect. The representations and warranties were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties.

The representations and warranties of the Corporation and Trilogy contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Conditions to Closing

Mutual Conditions Precedent

Under the terms of the Arrangement Agreement, the Parties agreed that the respective obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	The Arrangement Resolution has been approved and adopted by the AQX Shareholders at the Meeting in accordance with the Interim Order.

(b)

The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either Alignvest or Trilogy, each acting reasonably, on appeal or otherwise.

(c)

approval from each of the OSC and the TSX shall have been obtained by Alignvest to enable the Arrangement to qualify as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual. Conditional approval from the TSX shall also have been obtained by Alignvest with respect to the listing of: (a) the Common Shares underlying the Class C Units on the TSX; (b) the Common Shares issuable in connection with the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment; (c) the Common Shares underlying the Alignvest Warrants; and (d) any other Common Shares issuable in connection with the transactions contemplated herein and in the Plan of Arrangement, in each case subject only to the satisfaction of customary listing conditions of the TSX.

(d)	The OIO Consent has been obtained on terms satisfactory to Alignvest and Trilogy, acting reasonably, on or before the Effective Date.

(e)

In addition to the OIO Consent, all Required Regulatory Approvals (as defined in the Arrangement Agreement) shall have been received or concluded on terms satisfactory to Alignvest and Trilogy and without undue burden on either of them, each acting reasonably, and in each case without the imposition of any Law, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by the Arrangement Agreement.

(f)	All required third party consents shall have been obtained on terms satisfactory to Alignvest and Trilogy, each acting reasonably.

(g)

The Trilogy Unit Holder Approval shall remain in full force and effect and the 2degrees Shareholder Waivers (as defined in the Arrangement Agreement) shall have been obtained and remain in full force and effect, or the rights of first refusal to which such 2degrees Shareholder Waivers apply shall have lapsed.

(h)

No Law is enacted, made, enforced, amended or threatened, as applicable, that makes the consummation of the Arrangement illegal or otherwise prevents, prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement or any of the other transactions contemplated in the Arrangement Agreement.

(i)

There is no action, inquiry, investigation or proceeding pending or threatened by any Person or any order, ruling, regulation or interpretation is issued or made under or pursuant to any relevant statute or by any Governmental Entity in any jurisdiction that will, or might reasonably be expected to:

(i)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on the AQX Shares or on Alignvest’s ability to acquire, hold, or exercise full rights of ownership over, the Class A Units and Class B Units purchased directly or indirectly by it under the Arrangement;

(ii)

prohibit, restrict the Arrangement, the ownership or operation by Alignvest of the business or assets of Trilogy directly or indirectly owned or controlled by Alignvest after the Effective Time, or compel Alignvest to dispose of or hold separate any material portion of such business or assets as a result of the Arrangement; or

(iii)

prevent, hinder or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect on any of the Trilogy Group Companies or their respective investors, or with respect to Alignvest or its investors, as applicable.

(j)	Alignvest shall have available immediately prior to the Effective Time the Minimum Cash Amount.

(k)

An amendment to the indenture for the 13.375% senior secured notes of Trilogy due May 15, 2019 relieving Trilogy from certain change of control obligations thereunder upon the satisfaction of a minimum cash amount shall have been entered into and shall be in full force and effect.

(l)	The RSU Plan shall be in full force and effect.

(m)	The LLC Agreement shall have been entered into and shall be in full force and effect as of the Effective Time.

(n)	The TINZ LLC Agreement shall have been entered into and shall remain in full force and effect.

For a more detailed description of the LLC Agreement, see the heading “Description of the Business of TIP Inc. - Trilogy LLC Agreement” in the attached Prospectus.

Additional Conditions Precedent to the Obligations of Trilogy

The obligations of Trilogy to complete the Arrangement shall be subject to the requirement that each of the following additional conditions be satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Trilogy and may only be waived, in whole or in part, by Trilogy in its sole discretion:

(a)

The representations and warranties of the Corporation in the Arrangement Agreement which are qualified by references to materiality were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Corporation were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Corporation has delivered a certificate confirming same to Trilogy, executed by two (2) senior officers of the Corporation (in each case without personal liability) addressed to Trilogy and dated the Effective Date;

(b)

The Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Trilogy, executed by two (2) senior officers of the Corporation (in each case without personal liability) addressed to Trilogy and dated the Effective Date;

(c)

There shall not have occurred or exist a Material Adverse Effect (as defined in the Arrangement Agreement) with respect to the Corporation that has not been disclosed to Trilogy in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to the Corporation, and Trilogy shall have received a certificate signed on behalf of the Corporation by the chief executive officer and chief financial officer (in each case without personal liability) of the Corporation to such effect;

(d)	There shall not have been any breach of any of the Trilogy Voting Agreements by any party to any such agreement other than Trilogy;

(e)

The Alignvest Sponsor shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy’s prior written consent, not to be unreasonably withheld, by the Alignvest Sponsor purchasing Class A Restricted Voting Shares from existing AQX Shareholders or a combination of Class B Shares and Class A Restricted Voting Shares in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement;

(f)	Alignvest shall have capitalized Alignvest U.S. Subsidiary by way of a cash contribution in the amount of U.S.$10,000, which amount will be invested in Trilogy; and

(g)	The SG Enterprises Investor Rights Agreement shall have been entered into and shall remain in full force and effect.

Additional Conditions Precedent to the Obligations of the Corporation

The obligations of the Corporation to complete the Arrangement shall be subject to the requirement that each of the following additional conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(a)

The representations and warranties of Trilogy in the Arrangement Agreement which are qualified by references to materiality or by the expression “Material Adverse Effect” were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of Trilogy in the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Trilogy has delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of Trilogy (in each case without personal liability) addressed to the Corporation and dated the Effective Date;

(b)

Trilogy has fulfilled or complied in all material respects with each of the covenants of Trilogy contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of Trilogy (in each case without personal liability) addressed to the Corporation and dated the Effective Date;

(c)

There shall not have occurred or exist a Material Adverse Effect with respect to the Trilogy Group Companies that has not been disclosed to the Corporation in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred or exist a Material Adverse Effect on the Trilogy Group Companies, and the Corporation shall have received a certificate signed on behalf of (i) each Material Subsidiary by the chief executive officer and chief financial officer (in each case without personal liability) of such Material Subsidiary to such effect as to such Material Subsidiary and (b) Trilogy and its subsidiaries (other than the Material Subsidiaries) by the chief executive officer and chief financial officer (in each case without personal liability) of Trilogy as to Trilogy and its subsidiaries (other than the Material Subsidiaries) to such effect;

(d)	Each of the Lock-up Agreements remains in full force and effect;

(e)	Alignvest shall have received the Closing Trilogy Legal Opinions, dated the Effective Date, from legal counsel to Trilogy or its Material Subsidiaries; and

(f)	The Sponsor Investor Rights Agreement shall have been entered into and shall remain in full force and effect.

Satisfaction of Conditions

The mutual conditions precedent, the additional conditions precedent to the obligations of Trilogy and the additional conditions precedent to the obligations of the Corporation set out in the Arrangement Agreement will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

Termination of the Arrangement Agreement

The Parties have agreed that the Arrangement Agreement is effective from the date of the Arrangement Agreement until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	by the mutual written agreement of the Parties;

(b)	either the Corporation or Trilogy if:

(i) any of the mutual conditions precedent contained in the Arrangement Agreement are not satisfied prior to the Outside Date;

(ii)

after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or Trilogy from consummating the Arrangement, and such Law has, if applicable, become final and non- appealable or has not otherwise been rescinded or modified before the Outside Date such that it continues to prohibit or enjoin Alignvest and Trilogy from consummating the Arrangement; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)

the Corporation if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Trilogy under the Arrangement Agreement occurs that would cause any closing conditions in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with the Arrangement Agreement, and the Corporation is not then in breach of the Arrangement Agreement so as to cause any closing conditions in the Arrangement Agreement not to be satisfied; or

(d)	Trilogy if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any closing condition in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with the Arrangement Agreement, and Trilogy is not then in breach of the Arrangement Agreement so as to cause any closing condition in the Arrangement Agreement not to be satisfied; or

	(ii)	an AQX Change in Recommendation occurs.

Expenses

Subject to certain exceptions, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the AQX Board with respect to the Arrangement and the Plan of Arrangement, AQX Shareholders should be aware that AMC has certain interests in connection with the Arrangement and the Plan of Arrangement that may be different from those of AQX Shareholders generally in connection with the Arrangement and the Plan of Arrangement. The AQX Board is aware of these interests and considered them along with the other matters described under the heading “The Arrangement - Background to the Arrangement”. For details on such interest see “Interest of Certain Persons in Matters to be Acted Upon”. See also “Subscriptions by Insiders of Alignvest”.

Directors

The directors of TIP Inc. (other than directors who are also executive officers) are expected to hold, in the aggregate, 10,830,346 Common Shares, 18,912,735 Class C Units and 418,669 Alignvest Warrants.

The following table sets out the number of Common Shares, Class C Units (which, by virtue of the Special Voting Share, carry voting rights in TIP Inc.) and Alignvest Warrants expected to be beneficially owned by, or for which control or direction is exercised by, the directors of TIP Inc. as of the Effective Date.

Name	Common Shares	Class C Units	Alignvest Warrants
Theresa E. Gillespie and John W. Stanton(2)	735,473	15,905,481	-
Mark Kroloff	26,322	3,007,254	-
Anthony Lacavera	500,000	-	-
Nadir Mohamed	190,792	-	11,629
Reza Satchu	9,377,759	-	407,040
Total	10,830,346	18,912,735	418,669

(1) See “Interest of Certain Persons in Matters to be Acted Upon”.

(2) Held by SG Enterprises II, LLC, an entity owned and controlled by Theresa E. Gillespie and John W. Stanton.

Executive Officers

The following table sets out the number of Common Shares, Class C Units (which, by virtue of the Special Voting Share, carry voting rights in TIP Inc.) and Alignvest Warrants expected to be beneficially owned by, or for which control or direction is exercised by, the executive officers of TIP Inc. as of the Effective Date.

Name	Common Shares	Class C Units	Alignvest Warrants
Bradley J. Horwitz	37,376	1,219,962	-
Erik Mickels	-	-	-
Scott Morris	-	60,433	-
Juan Pablo Calvo	-	8,490	-
Stewart Sherriff	-	51,235	-
Total	37,376	1,340,120	-

REDEMPTION RIGHTS

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have a redemption right, no dissent rights will be available to AQX Shareholders in respect of the Arrangement.

Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, irrespective of whether they vote for or against, or do not vote on, the Arrangement Resolution at the Meeting, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the second Business Day before the Meeting and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account at the time of the Meeting, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Following the redemption, each of the remaining Class A Restricted Voting Shares will be automatically converted immediately following closing of the Arrangement into one Common Share, and the residual Escrow Account balance would be available to the Corporation to pay tax liabilities on amounts earned on the escrowed funds, to pay the underwriters their deferred underwriting commissions in connection with the Corporation’s initial public offering, and to otherwise use at its discretion, in accordance with the Escrow Agreement.

Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, is permitted to redeem more than an aggregate of 15% of the number of issued and outstanding Class A Restricted Voting Shares.

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Arrangement must do so by causing a participant (a “CDS Participant”) in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner a written notice (the “Redemption Notice”) of the owner’s intention to redeem Class A Restricted Voting Shares in connection with the Arrangement. A non-registered holder of Class A Restricted Voting Shares who desires to redeem Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Corporation’s transfer agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or the Corporation’s transfer agent.

By causing a CDS Participant to deliver to CDS a notice of the owner’s intention to redeem Class A Restricted Voting Shares, an owner shall be deemed to have irrevocably surrendered his, her or its Class A Restricted Voting Shares for redemption (conditional on closing occurring) and appointed such CDS Participant to act as his, her or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant regarding an owner’s intent to redeem which CDS determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the owner’s instructions will not give rise to any obligations or liability on the part of the Corporation to the CDS Participant or to the owner.

If the deadline for depositing Class A Restricted Voting Shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

DSU PLAN

Conditional upon the approval of the Arrangement Resolution at the Meeting, AQX Shareholders will be asked to consider and, if thought advisable, pass, a resolution authorizing the adoption by TIP Inc. of a new deferred share unit plan (the “DSU Plan”) in the form set forth in Appendix “G” of this Circular (the “DSU Plan Resolution”). A copy of the DSU Plan is included as Appendix “H” of this Circular.

The purpose of the DSU Plan is to provide independent directors of TIP Inc. with the opportunity to acquire deferred share units (“DSUs”) in order to allow them to participate in the long-term success of TIP Inc. and to promote a greater alignment of their interests with that of shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

Independent directors are expected to be paid U.S.$100,000 per year, of which 2/3 is expected to be paid in DSUs and 1/3 in cash. The DSUs will be credited to an account maintained for the participant (a “DSU Account”). The DSU Plan also provides that appropriate adjustments, if any, will be made by the TIP Inc. Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant’s economic rights in respect of their DSUs in connection with such change in capitalization. A participant’s DSU Account will also be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the Common Shares. The number of DSUs to be credited as of an award date will be determined by dividing: (i) the amount to be paid by, (ii) the arithmetic average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU. All DSUs granted on an award date will vest on that award date.

Any grant of DSUs under the DSU Plan shall be subject to the following restrictions: (i) the maximum number of Common Shares which may be reserved for issuance to insiders of TIP Inc. under the DSU Plan may not exceed 1.25% of the issued and outstanding Equity Interests; (ii) the maximum number of Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., at any time, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; (iii) the maximum number of Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., within a 12-month period, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; and (iv) the annual grant to any individual independent director shall not exceed more than U.S.$66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Class A Restricted Voting Shares), the aggregate number of Common Shares reserved for issuance under the DSU Plan will not exceed approximately 1,113,899, representing approximately 1.25% of the outstanding Equity Interests on a non-diluted basis.

A participant shall have the right to receive Common Shares in respect of DSUs recorded in the participant’s DSU Account, less any source deductions, on one of the following dates (the “Distribution Date”): (i) the date on which the participant ceases service as a director of TIP Inc. (the “Separation Date”); or (ii) such later date as the participant may elect, provided that in no event shall a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of Common Shares to be issued to the participant on the Distribution Date shall be equal to the number of DSUs credited to the participant’s DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of TIP Inc., elect to receive a cash payment in lieu of the issuance of any Common Shares in an amount equal to the arithmetic average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date of the DSUs, less any source deductions.

In the event of a restatement of TIP Inc.’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant (an “Awarded DSU”) would not have been issued to such participant based on such restated results, the TIP Inc. Board shall review the grant of the Awarded DSUs.

If the TIP Inc. Board determines that: (i) any Awarded DSUs would not have been issued had TIP Inc.’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”) and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs shall be cancelled, and the TIP Inc. Board shall, in accordance with the DSU Plan, seek to recover for the benefit of TIP Inc., the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Common Shares acquired in respect of the Excess DSUs.

Unless approved by the TIP Inc. Board, no DSUs may be redeemed by a participant at a time when a blackout restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a blackout restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant’s Separation Date, without any further action, be extended to the tenth (10) day after the date such restriction ends.

The TIP Inc. Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall: (i) not adversely alter or impair any DSU previously granted (except as described in the DSU Plan), (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Shareholder approval shall not be required for the following amendments and the TIP Inc. Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping nature”; (ii) a change to the vesting provisions of any DSU; (iii) a change to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) a change to the eligible participants of the DSU Plan; (v) any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of TIP Inc.; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above U.S. $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require shareholders’ approval under the amendment section of the DSU Plan.

The existence of any DSUs shall not affect in any way the right or power of TIP Inc. or its shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of TIP Inc.’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of TIP Inc., or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of TIP Inc., or any amalgamation, combination, merger, arrangement or consolidation involving TIP Inc. or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination may occur in connection with a merger.

Upon the occurrence of an event (a “Change of Control Event”) resulting in a change of control over more than 50% of the outstanding voting securities of TIP Inc. or the sale of all or substantially all of the property of TIP Inc., all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the TIP Inc. Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the TIP Inc. Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the TIP Inc. Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the TIP Inc. Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control Event, and on such terms as it sees fit, any DSUs not settled.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

If the DSU Plan Resolution is approved, TIP Inc. will have the ability to continue granting DSUs under the DSU Plan until three years from the date when shareholder approval is being sought at the Meeting.

RSU PLAN

Conditional upon the approval of the Arrangement Resolution at the Meeting, AQX Shareholders will be asked to consider and, if thought advisable, pass, a resolution authorizing the adoption by TIP Inc. of a new restricted share unit plan (the “RSU Plan”) in the form set forth in Appendix “I” of this Circular (the “RSU Plan Resolution”). A copy of the DSU Plan is included as Appendix “J” of this Circular.

Eligible Participants

The RSU Plan will be administered by the C&CG Committee of the TIP Inc. Board or such other Committee of the TIP Inc. Board as may be designated by the TIP Inc. Board (the “Committee”). Employees, directors and eligible consultants of TIP Inc. and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, TIP Inc., under the authority of the TIP Inc. Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive restricted share units (“RSUs”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of TIP Inc. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant’s employment is terminated without cause within 12 months of a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined in the RSU Plan) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of TIP Inc.). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date the arithmetic average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board). The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of TIP Inc. All vested or expired RSUs are available for future grants.

Maximum Number of Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 7.5% of the number of issued and outstanding Equity Interests from time to time. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 7.5% of the issued and outstanding Equity Interests of TIP Inc. as of the date of the grant on a non-diluted basis. All of the Common Shares covered by settled, cancelled or terminated RSUs will automatically become available Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Under the Arrangement Agreement it has been agreed that the 7.5% limit will take into account, and be inclusive of, any issuances of Common Shares to holders of 2degrees Options. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Class A Restricted Voting Shares), the aggregate number of Common Shares reserved for issuance under the RSU Plan will not exceed approximately 6,683,393, representing approximately 7.5% of the outstanding Equity Interests on a non-diluted basis.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of TIP Inc., will not exceed 10% of the total number of outstanding Equity Interests. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of TIP Inc. within any one year period, will not exceed 10% of the total number of outstanding Equity Interests.

Adjustments to Number of Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

Cessation of Entitlement

Unless otherwise determined by TIP Inc. in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at TIP Inc.’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by TIP Inc. in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as TIP Inc. may permit, to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s current or former spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The TIP Inc. Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the TIP Inc. Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)

no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

If the RSU Plan resolution is approved, TIP Inc. will have the ability to grant RSUs under the RSU Plan until three years from the date when shareholder approval is being sought at the Meeting.

SUBSCRIPTIONS BY INSIDERS OF ALIGNVEST

Pursuant to the Alignvest Sponsor Equity Investment and certain of the Additional Alignvest Subscriptions, certain insiders (as defined in the Securities Act) of Alignvest have agreed to subscribe for Class B Shares, conditional upon the closing of the Arrangement, as follows:

  Alignvest Partners, which is managed by AMC (which currently holds 6,677,760 Class B Shares, representing 19.93% of all issued and outstanding AQX Shares), has agreed to subscribe for approximately US$21.2 million of new Class B shares at C$10.00 per Class B Share;

  Donald Walker, a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares, has agreed to subscribe for C$2.5 million of new Class B shares at C$10.00 per Class B Share;

  Adam Jiwan, a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares, has agreed to subscribe for U.S.$1.0 million of new Class B shares at C$10.00 per Class B Share;

  Razor Suleman, a director of AQX, has agreed to subscribe for U.S.$400,000 of new Class B shares at C$10.00 per Class B Share; and

  Bonnie Brooks, a director of AQX who currently holds 152,634 Class B Shares, representing approximately 0.46% of all issued and outstanding AQX Shares, has agreed to subscribe for C$500,000 of new Class B shares at C$10.00 per Class B Share;

each in accordance with the terms and conditions contained in subscription agreements between Alignvest and each of the above-mentioned subscribers.

Based on an exchange rate of U.S.$0.75 to C$1.00, these represent a total of 3,320,000 AQX Shares or 9.91% of the total issued and outstanding AQX Shares. Due to fluctuations in the foreign exchange rate between the U.S. dollar and the Canadian dollar, these subscriptions may result in an issuance of Class B Shares exceeding 10% of the total issued and outstanding AQX Shares. As such, Alignvest is seeking the approval of disinterested holders of AQX Shares, being all holders of Class A Restricted Voting Shares and all holders of Class B Shares other than AMC and the individual directors listed above (totaling 26,294,742 AQX Shares).

If: (i) the number of Class B Shares issuable to insiders of Alignvest does exceeds 10% of the issued and outstanding AQX Shares based on the exchange rate of the U.S. dollar to the Canadian dollar at the Effective Time; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

Alignvest is very pleased by the level of financial support shown by the Participating Insiders for the transaction, which will benefit all shareholders and the Corporation. The Class B shares issuable pursuant to the above-mentioned investments (the “Subscription Shares”) will be issued for the same C$10.00 per share price as the Class A Restricted Voting Units issued for in the original initial public offering of Alignvest, which included ½ of a share purchase warrant. Furthermore, the Subscription Shares to be issued to the Participating Insiders are being subscribed for in advance on a committed basis for approximately a 1% discount to the current trading price of the Class A Restricted Voting Shares, and without any commission, which represents an extremely attractive cost of funds.

PROCEDURE FOR THE EXCHANGE OF AQX SHARES

If the Arrangement is completed, CDS is expected to effect a share exchange of the non-redeemed Class A Restricted Voting Shares for the Common Shares in accordance with the terms of the Arrangement. Beneficial owners of Class A Restricted Voting Shares are not required to take any further action to receive the Common Shares which they are entitled to receive pursuant to the Arrangement.

The return of the certificate or certificates representing AQX Shares and all additional documents as the Corporation may reasonably require, will enable each registered holder of AQX Shares to obtain the Consideration to which such holder of AQX Shares is entitled under the Arrangement.

STOCK EXCHANGE LISTINGS

The Corporation is a reporting issuer in each of the provinces and territories of Canada and the Class A Restricted Voting Shares and Alignvest Warrants currently trade on the TSX under symbols “AQX.A” and “AQX.WT”, respectively. Shortly after the Effective Date and subject to approval of the TSX, the Common Shares and the amended Alignvest Warrants will be listed and posted for trading on the TSX under symbols “TRL” and “TRL.WT”, respectively.

CANADIAN SECURITIES LAW MATTERS

The distribution of the Common Shares pursuant to the Plan of Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable Securities Laws. The Common Shares received pursuant to the Plan of Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Common Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling securityholder is an insider or officer of TIP Inc., the selling securityholder has no reasonable grounds to believe that TIP Inc. is in default of applicable Canadian securities laws.

UNITED STATES SECURITIES LAWS MATTERS

The issuance of Class B Shares on the conversion of the Class A Restricted Voting Shares and the re-designation of the Class B Shares to Common Shares affecting AQX Shareholders in the United States, the issuance of AQX Shares to 2Degrees Participating Securityholders and TINZ Participating Unit Holders in the United States and the securities to be issued pursuant to the Trilogy Reorganization Transaction, the issuance of securities by Alignvest in connection with the Alignvest Additional Subscriptions and Alignvest Sponsor Equity Investment and the creation and issuance of the Special Voting Share, all pursuant to the Arrangement (collectively, the “3(a)(10) Securities”), have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such 3(a)(10) Securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on December 19, 2016, and, subject to the approval of the Arrangement Resolution by the AQX Shareholders, a hearing for a final order approving the Arrangement is expected to be held at 10:00 a.m. (Toronto time) on January 26, 2017 (or as soon thereafter as legal counsel can be heard) at the Superior Court of Justice (Commercial List), 330 University Avenue, Toronto, Ontario. All AQX Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted after the Court considers the substantive and procedural fairness of the Arrangement to the AQX Shareholders, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the 3(a)(10) Securities to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The 3(a)(10) Securities, including, for clarity, the Class B Shares issuable on the conversion of the Class A Restricted Voting Shares and the Common Shares issuable on re-designation of the Class B Shares, may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Alignvest at the time of such resale or who have been affiliates of Alignvest within ninety days before such resale. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Holders of the 3(a)(10) Securities in the United States who are affiliates of Alignvest solely by virtue of their status as an officer or director of Alignvest may sell their 3(a)(10) Securities outside the United States in compliance with Regulation S under the U.S. Securities Act.

Alignvest is currently a “foreign private issuer,” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. AQX Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements of Alignvest and other financial information included or incorporated by reference in this Circular have been prepared in Canadian dollars.

AQX Shareholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Shareholders who are resident in, or citizens of, the United States are advised to review the summaries contained in this Circular under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Alignvest is incorporated or organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Alignvest and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for AQX Shareholders resident in the United States to effect service of process within the United States upon Alignvest, their respective officers or directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, AQX Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations that will be generally applicable to (i) a holder of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are redeemed by the Corporation, (ii) a holder of Class A Restricted Voting Shares who acquires Common Shares pursuant to the Arrangement, and (iii) a holder of Alignvest Warrants (each, a “Holder”). This summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with the Corporation or Trilogy and holds or will hold, as applicable, Class A Restricted Voting Shares, Class B Shares, Common Shares and Alignvest Warrants (collectively, the “Relevant Securities”) as capital property at all relevant times. Generally, the Relevant Securities will be considered to be capital property to a Holder provided the Holder does not hold the Relevant Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary assumes that the Common Shares will, at all material times, be listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX).

This summary is based on the current provisions of the Tax Act, an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency and the Tax Proposals. This summary assumes that the Tax Proposals will be enacted as proposed. There can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account other federal, provincial, territorial or foreign income tax legislation or considerations.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder as a result of the Arrangement. Moreover, the income and other tax consequences of the Arrangement will vary depending on the Holder’s particular circumstances including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement in their particular circumstances.

Taxation of Holders Resident in Canada

The following portion of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a “Resident Holder”).

This summary is not applicable to a Resident Holder (i) that is a “financial institution” as defined in the Tax Act for the purpose of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has elected to report its Canadian tax results in a currency other than Canadian currency, (iv) that holds an interest in which would be a “tax shelter investment” as defined in the Tax Act, or (v) that has entered or will enter into a “derivative forward agreement”, as such term is defined in the Tax Act, in respect of any of the Relevant Securities. Any such Resident Holder should consult its own tax advisors with respect to the consequences of the Arrangement.

Certain Resident Holders who might not otherwise be considered to hold their Class A Restricted Voting Shares, Class B Shares or Common Shares as capital property may, in certain circumstances, be entitled to have such shares, and all other “Canadian securities” owned or subsequently owned by such Resident Holder, treated as capital property by making an irrevocable election in accordance with the Tax Act. Resident Holders should consult their own tax advisors to determine whether an election is available and advisable in their particular circumstances. Such election will not apply to the Alignvest Warrants.

Considerations Applicable to Resident Holders who Elect to Redeem their Class A Restricted Voting Shares

Deemed Dividend

Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption and whose Class A Restricted Voting Shares are redeemed by the Corporation pursuant to the Arrangement will be deemed to have received a dividend equal to the amount, if any, by which the aggregate Class A Restricted Voting Share redemption price paid to such Resident Holder exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Resident Holder’s Class A Restricted Voting Shares that are redeemed by the Corporation. The amount of any deemed dividend will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such Class A Restricted Voting Shares. In the case of a corporate Resident Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on any dividend deemed to be received on the Class A Restricted Voting Shares to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

The Class A Restricted Voting Shares will be “short-term preferred shares” and “taxable preferred shares”, each as defined in the Tax Act, and as a result, Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on any dividend deemed to be received on the Class A Restricted Voting Shares.

Capital Gain or Loss

A Resident Holder will be considered to have disposed of such Class A Restricted Voting Shares for proceeds of disposition equal to the aggregate Class A Restricted Voting Share redemption price paid to such Resident Holder, less the amount of any deemed dividend (as discussed above). Such a Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of its Class A Restricted Voting Shares immediately before such disposition and any reasonable costs of disposition. See “Considerations Applicable to All Resident Holders – Taxation of Capital Gains and Losses” below.

Where a Resident Holder is a corporation, a trust of which a corporation is a beneficiary or a partnership of which a corporation is a member, in certain circumstances the amount of any capital loss otherwise determined may be reduced by the amount of ordinary dividends (including a deemed dividend, as discussed above) previously received on the Class A Restricted Voting Shares. These rules may also apply where a trust or partnership is a member of a partnership or a beneficiary of a trust that owns Class A Restricted Voting Shares.

Considerations Applicable to Resident Holders who do not Elect to Redeem their Class A Restricted Voting Shares

Conversion of Class A Restricted Voting Shares into Class B Shares

The automatic conversion of Class A Restricted Voting Shares into Class B Shares will be deemed not to constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of the Class B Shares received on the conversion of Class A Restricted Voting Shares will be deemed to be equal to the Resident Holder’s adjusted cost base of the converted Class A Restricted Voting Shares immediately before the conversion.

Re-Designation of Class B Shares as Common Shares

The re-designation of Class B Shares as Common Shares will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of Common Shares will be equal to the Resident Holder’s adjusted cost base of the Class B Shares immediately before the re-designation.

Taxation of Dividends

Dividends (including deemed dividends) received on Common Shares by a Resident Holder who is an individual (and certain trusts) will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Corporation.

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of the Common Share or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

A Resident Holder may be subject to United States withholding tax on dividends received on the Common Shares (see “Certain United States Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders of Holding and Disposing Common Shares – Distributions on Common Shares”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Common Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Common Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Common Shares.

Considerations Applicable to Resident Holders of Alignvest Warrants

Amendment to Alignvest Warrants

The deemed amendment of Alignvest Warrants as share purchase warrants to acquire Common Shares should not constitute a disposition of Alignvest Warrants for purposes of the Tax Act and, accordingly, not give rise to a capital gain or capital loss.

Considerations Applicable to All Resident Holders

Taxation of Capital Gains and Losses

One-half of any capital gain (a taxable capital gain) realized by a Resident Holder on the disposition or deemed disposition of a share or warrant must be included in computing the Resident Holder’s income and one-half of any capital loss (an allowable capital loss) must generally be deducted from taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax on investment income for the year, which is defined to include taxable capital gains.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net capital gains or receiving dividends may be subject to alternative minimum tax under the Tax Act.

Taxation of Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident nor deemed to be resident in Canada at all relevant times and does not use or hold, and is not deemed to use or hold, the Relevant Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Considerations Applicable to Non-Resident Holders who Elect to Redeem their Class A Restricted Voting Shares

Non-Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption and whose Class A Restricted Voting Shares are redeemed by the Corporation pursuant to the Arrangement will be deemed to have received a dividend equal to the amount, if any, by which the aggregate Class A Restricted Voting Share redemption price paid to such Non-Resident Holder exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Non-Resident Holder’s Class A Restricted Voting Shares that are redeemed by the Corporation.

Any dividend that is deemed to be paid or credited to a Non-Resident Holder on the redemption of Class A Restricted Voting Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

The amount of any deemed dividend arising on the redemption by the Corporation of Class A Restricted Voting Shares will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Class A Restricted Voting Shares. NonResident Holders will not be subject to tax on any capital gain or capital loss that arises with respect to the disposition of Class A Restricted Voting Shares provided that such shares are not “taxable Canadian property” of the Non-Resident Holder. See “Disposition of Securities” below.

Considerations Applicable to Non-Resident Holders who do not Elect to Redeem their Class A Restricted Voting Shares

Conversion of Class A Restricted Voting Shares into Class B Shares

The tax consequences of the automatic conversion of a Class A Restricted Voting Share held by a Non-Resident Holder to a Class B Share are the same as those described above under “Holders Resident in Canada – Considerations Applicable to Resident Holders who Do Not Elect to Redeem their Class A Restricted Voting Shares - Conversion of Class A Restricted Voting Shares into Class B Shares”.

Re-designation of Class B Shares as Common Shares

The tax consequences of the re-designation of a Class B Share held by a Non-Resident Holder as a Common Share are the same as those described above under “Holders Resident in Canada – Considerations Applicable to Resident Holders who Do Not Elect to Redeem their Class A Restricted Voting Shares – Re-Designation of Class B Shares as Common Shares”.

Distributions on Common Shares

Any dividends on Common Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

Considerations Applicable to Non-Resident Holders of Alignvest Warrants

Amendment to Alignvest Warrants

The tax consequences of the deemed amendment of Alignvest Warrants as share purchase warrants to acquire Common Shares to a Non-Resident Holder are generally the same as those described above under “Holders Resident in Canada – Considerations Applicable to Resident Holders of Alignvest Warrants – Amendment to Alignvest Warrants”.

Considerations Applicable to the Disposition of Securities

Disposition of Securities

As long as the Class A Restricted Voting Shares or Common Shares, as applicable, are then listed on a designated stock exchange (which currently includes the TSX), the Class A Restricted Voting Shares or Common Shares, as applicable, generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Class A Restricted Voting Shares or Common Shares, as applicable: (i) 25% or more of the issued shares of any class or series of the share capital of the Corporation was owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act) and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Class A Restricted Voting Shares or Common Shares, as applicable, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Class A Restricted Voting Shares or Common Shares, as applicable, are otherwise deemed under the Tax Act to be taxable Canadian property.

A Class A Restricted Voting Share or Common Share may be deemed to be taxable Canadian property in certain circumstances where it was acquired in exchange for property that was itself taxable Canadian property.

If the Class A Restricted Voting Shares or Common Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Class A Restricted Voting Shares or Common Shares (as the case may be) may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Class A Restricted Voting Shares or Common Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth a summary of the principal U.S. federal income tax consequences (1) of the Arrangement to: (i) U.S. Holders (as defined below) of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are redeemed by the Corporation, (ii) U.S. Holders of Class A Restricted Voting Shares who acquire Common Shares pursuant to the Arrangement; (iii) U.S. Holders of Alignvest Warrants; and (iv) the Corporation; and (2) of the ownership and disposition of the Common Shares following the Arrangement to U.S. Holders and Non-U.S. Holders (as defined below). This summary does not discuss tax consequences to holders of Class B Shares. Except as set forth below, this summary does not discuss tax reporting requirements.

This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences described in this disclosure.

The Corporation has not obtained, and will not obtain, a ruling from the U.S. Internal Revenue Service (the “IRS”) or opinion of legal counsel with respect to any U.S. federal tax consequences of the Arrangement described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

This summary is being provided for general information only and is not tax advice. You should consult your own tax advisors about the U.S. federal tax consequences of the Arrangement and of holding and disposing of the Common Shares of the Corporation, as well as any tax consequences that may arise under the laws of any non-U.S., state, local or other taxing jurisdiction or under any applicable tax treaty and applicable reporting requirements.

As used in this summary, the term “U.S. Holder” means a beneficial owner of the Class A Restricted Voting Shares or Alignvest Warrants (or after the Arrangement, of the Common Shares or Alignvest Warrants) that is for U.S. federal income tax purposes:

(i)	an individual treated as a citizen or resident of the United States;

(ii)

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

(iii)	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(iv)

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A beneficial owner of the Class A Restricted Voting Shares or Alignvest Warrants (or after the Arrangement, of the Common Shares or Alignvest Warrants) who is not a U.S. Holder and is not a partnership is referred to as a “Non-U.S. Holder.”

The Corporation assumes in this discussion that the Class A Restricted Voting Shares and Class B Shares to be exchanged are, and the Common Shares and Alignvest Warrants will be, held as a capital asset within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. For example, this summary of U.S. tax consequences does not address the tax treatment of special classes of holders, such as: (a) financial institutions or financial services entities; (b) insurance companies; (c) taxpayers who have elected mark-to-market accounting for U.S. tax purposes; (d) tax-exempt entities; (e) governments or agencies or instrumentalities thereof; (f) regulated investment companies or real estate investment trusts; (g) broker-dealers; (h) United States expatriates or former long-term residents of the United States; (i) persons subject to the alternative minimum tax; (j) partnerships or other pass-through entities; (k) persons that hold Class A Restricted Voting Shares, Class B Shares, Alignvest Warrants or Common Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; (l) controlled foreign corporations; (m) corporations that accumulate earnings to avoid U.S. federal income tax; (n) passive foreign investment companies; (o) holders who acquired their Class A Restricted Voting Shares or Class B Shares pursuant to employee stock options, participation in an employee stock purchase plan or otherwise as compensation; (p) except as discussed below in connection with the Conversion, holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation after the Arrangement; and (q) persons whose functional currency is not the U.S. dollar.

If a partnership (including, for this purpose, any other entity either organized within or without the United States that is treated as a partnership for U.S. federal income tax purposes) holds Class A Restricted Voting Shares, Class B Shares, Common Shares or Alignvest Warrants, the tax treatment of a partner as a beneficial owner of such shares generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership holding Class A Restricted Voting Shares, Class B Shares, Common Shares or Alignvest Warrants, such U.S. Holder should consult its own tax advisors regarding the tax consequences of the Arrangement.

Tax Treatment of the Arrangement to the Corporation

As a result of the Arrangement, pursuant to Code Section 7874(b) and the Treasury Regulations promulgated thereunder, notwithstanding that the Corporation is organized under the provisions of the Ontario Business Corporations Act, solely for U.S. federal income tax purposes, it is anticipated that the Corporation will be treated as converting to a U.S. domestic corporation at the end of the day immediately preceding the Effective Date under a tax-deferred reorganization under Code Section 368(a)(1)(F) (the “Conversion”). The Corporation should not recognize any gain or loss as a result of the Conversion.

The Corporation anticipates that it will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Code Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Corporation being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Corporation that are not discussed in this summary.

Generally, the Corporation will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is "U.S. source" or "foreign source") and will be required to file a U.S. federal income tax return annually with the IRS. The Corporation anticipates that it will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Corporation as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Corporation in Canada. Accordingly, it is possible that the Corporation will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Common Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers. The remainder of this summary assumes that the Corporation will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Tax Consequences of the Arrangement to U.S. Holders

Conversion of the Corporation into a U.S. Domestic Corporation

Tax Considerations Upon the Conversion

Subject to the discussion in “Effects of Code Section 367(b) Upon the Conversion” below, the following U.S. federal income tax consequences will result from the Conversion:

(i)	U.S. Holders will be deemed to exchange their Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. domestic corporation;

(ii)	U.S. Holders will recognize no gain or loss as a result of the Conversion;

(iii)

the aggregate tax basis of Class A Restricted Voting Shares after the Conversion will be the same as such U.S. Holder’s aggregate tax basis in the Class A Restricted Voting Shares immediately prior to the Conversion; and

(iv)	the holding period of Class A Restricted Voting Shares will include the holding period of the Class A Restricted Voting Shares prior to the Conversion.

Effects of Code Section 367(b) Upon the Conversion

Notwithstanding qualification of the Arrangement as a tax-deferred reorganization under Code Section 368(a)(1)(F), U.S. Holders may nevertheless, in certain circumstances, recognize taxable income in connection with the Arrangement under Code Section 367(b). U.S. Holders who own, directly or indirectly under certain stock attribution rules, 10% or more of the combined voting power of the Corporation (each, a “10% U.S. Shareholder”) will be required to recognize as dividend income a proportionate share of the Corporation’s “all earnings and profits amount” (“All E&P Amount”), if any, as determined under applicable Treasury Regulations.

A U.S. Holder that is not a 10% U.S. Shareholder is not required to include any part of the All E&P Amount in income unless such U.S. Holder makes an election to do so (a “Deemed Dividend Election”). Absent a Deemed Dividend Election, such U.S. Holder must recognize gain, but will not recognize any loss, upon the deemed exchange of such U.S. Holder’s Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. domestic corporation if such Class A Restricted Voting Shares have a fair market value of U.S.$50,000 or more on the date the Arrangement is completed. The gain recognized will be added to the transferred basis in Class A Restricted Voting Shares in a U.S. domestic corporation that such U.S. Holder will receive in exchange for the Class A Restricted Voting Shares surrendered.

If a U.S. Holder that is not a 10% U.S. Shareholder and that does not make a Deemed Dividend Election holds different blocks of Class A Restricted Voting Shares acquired at different prices and has a built-in gain in one or more blocks of such shares and a built-in loss in the remaining blocks of such shares, such U.S. Holder should consult its own tax advisors for purposes of determining the amount of gain to be recognized in connection with the disposition of such Class A Restricted Voting Shares in the Arrangement.

By making a Deemed Dividend Election, a U.S. Holder that is not a 10% U.S. Shareholder will, in lieu of recognizing gain upon the exchange of Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. domestic corporation under the Arrangement as described above, recognize as dividend income a proportionate share of the Corporation’s All E&P Amount, if any. A Deemed Dividend Election can be made only if the Corporation provides such U.S. Holder with information as to the All E&P Amount in respect of such U.S. Holder and the U.S. Holder elects and files certain notices with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Arrangement occurs.

The Corporation anticipates that it will have a nominal All E&P Amount per share from inception through the Effective Date. The Corporation will continue to refine the computation of its All E&P Amount, as well as estimate its All E&P Amount through the date of closing of the Arrangement, which closing date All E&P Amount will need to be finally determined after the Effective Date.

A U.S. Holder that is not a 10% U.S. Shareholder and who owns Class A Restricted Voting Shares with a fair market value of less than U.S.$50,000 on the Effective Date will not be subject to tax under Code Section 367(b) upon the Conversion.

Required Notices Under Code Section 367(b)

A notice under Code Section 367(b) (a “Section 367(b) Notice”) must be filed by holders of Class A Restricted Voting Shares that are 10% U.S. Shareholders. U.S. Holders that are not 10% U.S. Shareholders are required to file a Section 367(b) Notice only if they make a Deemed Dividend Election, and a notice of such election must be sent to the Corporation on or before the date the Section 367(b) Notice is filed. U.S. Holders must attach the Section 367(b) Notice to their timely filed U.S. federal income tax return for the taxable year in which the Arrangement occurs.

The requirements of Code Section 367(b) are complex. U.S. Holders should consult their own tax advisors regarding the application of Code Section 367(b) to their own particular circumstances and the notice and election requirements discussed above.

Passive Foreign Investment Company Considerations in Connection with the Conversion

In addition to the possibility of taxation under Code Section 367(b) as described above, the Conversion may be a taxable event to U.S. Holders if the Corporation is, or ever was, a passive foreign investment company (“PFIC”) under Code Section 1297.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

The Corporation believes that it was a PFIC during its initial tax year ended April 30, 2016, and based on its income, assets and activities during its current tax year, the Corporation expects that it should be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of the Corporation has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of the Corporation during its current tax year or any prior or future tax year.

Under proposed Treasury Regulations, if the Corporation was classified as a PFIC for any tax year during which a U.S. Holder held Class A Restricted Voting Shares, special rules, set forth in the proposed Treasury Regulations, may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Conversion. Such proposed Treasury Regulations generally would require gain recognition by Non-Electing Shareholders (as defined below) as a result of the Conversion. Under such rules:

(i)

the Conversion may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a tax-deferred reorganization under Code Section 368(a)(1)(F), as discussed above;

(ii)

any gain on the deemed exchange of the Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. corporation pursuant to the Conversion will be allocated ratably over such U. S. Holder’s holding period;

(iii)	the amount allocated to the current tax year and any tax year prior to the first tax year in which the Corporation was classified as a PFIC will be taxed as ordinary income in the current tax year;

(iv)	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(v)

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U. S. Holders.

A U.S. Holder that has made a “mark-to-market” election under Code Section 1296 (a “Mark-to-Market Election”) or a timely and effective election to treat the Corporation as a “qualified electing fund” (a “QEF”) under Code Section 1295 (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to the Conversion. A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any tax year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. Holder who makes the Mark-to- Market Election generally must include as ordinary income each year the excess of the fair market value of relevant shares over the U.S. Holder’s tax basis therein.

With respect to its initial tax year ended April 30, 2016 and its current tax year ending on the date prior to the Effective Date, the Corporation will use commercially reasonable efforts to satisfy the record keeping requirements that apply to a QEF and supply U.S. Holders with information, including PFIC Annual Information Statements, that such U.S. Holders require to report under the QEF rules. The Corporation may choose to provide the PFIC Annual Information Statement on its website. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election or a Mark-to-Market Election is referred to for purposes of this summary as a “Non-Electing Shareholder.”

The proposed Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Conversion.

The PFIC provisions are complex. U.S. Holders should consult their own tax advisors regarding the application of the PFIC regime, including whether the proposed Treasury Regulations under Code Section 1291(f) would apply to the Conversion, the impact of making a Mark-to-Market Election or a QEF Election and/or other elections under the PFIC provisions, and the availability of, and procedures for making, such elections under the Code and Treasury Regulations.

Conversion of Class A Restricted Voting Shares to Class B Shares

The conversion of Class A Restricted Voting Shares into Class B Shares should qualify as a tax-deferred "recapitalization" within the meaning of Code Section 368(a)(1)(E) (a "Recapitalization") and/or a tax-deferred exchange under Code Section 1036(a). If the conversion qualifies as a Recapitalization or tax-deferred exchange, then the following U.S. federal income tax consequences will result for U.S. Holders:

(i)	a U.S. Holder of Class A Restricted Voting Shares who exchanges Class A Restricted Voting Shares for Class B Shares will not recognize gain or loss as a result of such conversion;

(ii)

the aggregate tax basis of a U.S. Holder in the Class B Shares acquired in the conversion will be equal to such U.S. Holder's aggregate tax basis in the Class A Restricted Voting Shares surrendered in exchange therefor; and

(iii)

the holding period of a U.S. Holder for the Class B Shares acquired in the conversion will include such U.S. Holder's holding period for the Class A Restricted Voting Shares surrendered in exchange therefor.

Re-Designation of Class B Shares as Common Shares

The re-designation of Class B Shares as Common Shares should qualify as a tax-deferred Recapitalization and/or a tax-deferred exchange under Code Section 1036(a). If the re-designation qualifies as a Recapitalization or tax-deferred exchange, then the following U.S. federal income tax consequences will result for U.S. Holders:

(i)	a U.S. Holder of Class B Shares who exchanges Class B Shares for Common Shares will not recognize gain or loss as a result of such conversion;

(ii)

the aggregate tax basis of a U.S. Holder in the Common Shares acquired in the conversion will be equal to such U.S. Holder's aggregate tax basis in the Class B Shares surrendered in exchange therefor; and

(iii)	The holding period of a U.S. Holder for the Common Shares acquired in the conversion will include such U.S. Holder's holding period for the Class B Shares surrendered in exchange therefor.

Redemption of Class A Restricted Voting Shares

The U.S. federal income tax treatment of U.S. Holders who elect to deposit their Class A Restricted Voting Shares for redemption and whose Class A Restricted Voting Shares are redeemed by the Corporation pursuant to the Arrangement will depend on whether the redemption qualifies as a sale of the Class A Restricted Voting Shares under Code Section 302. If the redemption qualifies as a sale of the Class A Restricted Voting Shares under that section, the U.S. Holder will be treated as described under “Dispositions of Common Shares” below with respect to such U.S. Holder’s Class A Restricted Voting Shares. If the redemption does not qualify as a sale of Class A Restricted Voting Shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described under “Distributions on Common Shares” below with respect to their Class A Restricted Voting Shares. Whether the redemption qualifies for sale treatment will depend largely on the percentage of the shares of the Corporation’s outstanding stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder, for example, as a result of owning Alignvest Warrants) both before and after the redemption. The redemption of Class A Restricted Voting Shares generally will be treated as a sale (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to such U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in the Corporation or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by such U.S. Holder, but also shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Common Shares which could be acquired pursuant to the exercise of the Alignvest Warrants. In order to meet the substantially disproportionate test, the percentage of the Corporation’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Class A Restricted Voting Shares must, among other requirements, be less than 80% of the percentage of the Corporation’s outstanding voting stock actually and constructively owned by such U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the Corporation’s stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the Corporation’s stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock of the Corporation. The redemption of the Class A Restricted Voting Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Corporation. Whether the redemption will result in a meaningful reduction of a U.S. Holder’s proportionate interest in the Corporation will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of such U.S. Holder’s Class A Restricted Voting Shares.

If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “Distributions on Common Shares,” below with respect to such U.S. Holder’s Class A Restricted Voting Shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A Restricted Voting Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Class A Restricted Voting Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Alignvest Warrants, or possibly in other stock of the Corporation constructively owned by it.

Tax Considerations of Holding and Disposing of Common Shares After the Arrangement

Distributions on Common Shares

For U.S. federal income tax purposes, the gross amount of any distribution paid by the Corporation on the Common Shares generally should be included in the gross income of a U.S. Holder as a dividend to the extent the distribution is paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder that is a corporation generally will be entitled to a deduction equal to 70 percent of the amount of dividends received by it (80 percent if the U.S. Holder owns 20 percent or more of the Corporation’s stock, by vote and value), provided that such holder holds the Common Shares for more than 45 days during the 91 day period beginning 45 days before the ex-dividend date and meets other holding period requirements. To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits, the distribution should be treated, first, as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its Common Shares, and then, to the extent that the distribution exceeds the U.S. Holder’s tax basis in such shares, as a capital gain. The determination of the extent to which a distribution results in a tax-free return of capital or capital gain is generally determined on a share-by-share basis.

If the Corporation makes a distribution in Canadian dollars rather than U.S. dollars, the amount of the distribution that a U.S. Holder must include in income under the foregoing rules will be the U.S. dollar value of the Canadian dollar distribution, determined at the Canadian dollar/U.S. dollar spot rate on the date the distribution is includible in the U.S. holder’s gross income, regardless of whether the distribution is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the distribution in income to the date the holder converts the distribution into U.S. dollars will be treated as ordinary income or loss when recognized and will not be eligible for taxation at the preferential rates applicable to long-term capital gains.

Distributions by the Corporation to a U.S. Holder on Common Shares may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada – Considerations Applicable to Non-Resident Holders Who do not Elect to Redeem Their Class A Restricted Voting Shares - Distributions on Common Shares.”

Dispositions of Common Shares

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of Common Shares, generally will be treated as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Corporation’s Common Shares and the U.S. dollar value of the amount realized on such sale or disposition. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the Common Shares is more than one year at the time of the sale or other disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 20%. Deductions for capital losses are subject to limitations. Any such gain or loss that a U.S. Holder recognizes will generally be treated as U.S.-source gain or loss.

Foreign Tax Credit Limitations

Because it is anticipated that the Corporation will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Common Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Corporation as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Corporation to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Corporation. Similarly, to the extent a sale or disposition of the Common Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Common Shares constitute taxable Canadian property within the meaning of the Canadian Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8 percent tax on their “net investment income,” which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business, other than a passive trade or business or a trade or business consisting of trading financial instruments or commodities).

Backup Withholding and Information Reporting

Payments of dividends on or proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting and backup withholding if a U.S. Holder (i) fails to furnish such holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalties of perjury that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

U.S. Holders should consult with their own tax advisors regarding the effect, if any, of the foregoing summary on their ownership and disposition of Common Shares.

Tax Consequences of the Arrangement to U.S. Holders of Alignvest Warrants

Conversion of the Corporation into a U.S. Domestic Corporation

Subject to the application of the PFIC rules discussed above, the following U.S. federal income tax consequences will result from the Conversion:

(i)	U.S. Holders will be deemed to exchange their Alignvest Warrants for Alignvest Warrants in a U.S. domestic corporation;

(ii)	U.S. Holders will recognize no gain or loss as a result of the Conversion;

(iii)	the aggregate tax basis of Alignvest Warrants after the Conversion will be the same as such U.S. Holder’s aggregate tax basis in the Alignvest Warrants immediately prior to the Conversion; and

(iv)	the holding period of Alignvest Warrants will include the holding period of the Alignvest Warrants prior to the Conversion.

The exchange of Alignvest Warrants for Alignvest Warrants in a U.S. domestic corporation will be subject to the PFIC rules discussed under “Passive Foreign Investment Company Considerations in Connection with the Conversion” above. However, a U.S. Holder is not permitted to make a Mark-to-Market Election or a QEF Election with respect to the Alignvest Warrants. The PFIC provisions are complex. U.S. Holders should consult their own tax advisors regarding the application of the PFIC regime, including whether the proposed Treasury Regulations under Code Section 1291(f) would apply to the Conversion, and the availability of and procedures for making elections under the Code and Treasury Regulations.

Alignvest Warrants Converting into Warrants for Common Shares

The conversion of the Alignvest Warrants into warrants to acquire Common Shares should qualify as a nontaxable event for U.S. Holders of Alignvest Warrants.

Exercise of Alignvest Warrants

A U.S. Holder should not recognize gain or loss on the exercise of an Alignvest Warrant and related receipt of a Common Share. A U.S. Holder’s initial tax basis in the Common Share received on the exercise of an Alignvest Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Alignvest Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Alignvest Warrant. A U.S. Holder’s holding period for the Common Share should begin on the date that such Warrant is exercised by such U.S. Holder.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of an Alignvest Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Alignvest Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Alignvest Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of an Alignvest Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in such warrant. Any such loss generally will be a capital loss and will be long-term capital loss if such warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Code Section 305, an adjustment to the number of Common Shares that will be issued on the exercise of the Alignvest Warrants, or an adjustment to the exercise price of such Alignvest Warrants, may be treated as a constructive distribution to a U.S. Holder of the Alignvest Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Corporation’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the holders of Common Shares). Adjustments to the exercise price of Alignvest Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of such Alignvest Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Corporation at “Distributions on Common Shares” above).

Tax Consequences to Non-U.S. Holders of Holding and Disposing Common Shares

Distributions on Common Shares

The gross amount of any distribution by the Corporation to a Non-U.S. Holder on Common Shares will be treated as a dividend to the extent such distribution is paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in its Common Shares. Then, to the extent that such distribution exceeds the Non-U.S. Holder’s tax basis in its Common Shares, it will be treated as gain from the sale or exchange of the Non-U.S. Holder’s Common Shares (see “Dispositions of Common Shares,” below). The determination of the extent to which a distribution results in a tax-free return of capital or gain is generally determined on a share-by-share basis. Any such distribution that constitutes a dividend is treated as U.S.-source gross income and is subject to withholding under Code Section 1441 (unless it is treated as ‘‘effectively connected’’ income as described below and appropriate documentation is provided). The withholding rate on dividends under Code Section 1441 is generally 30 percent, but may be reduced pursuant to a U.S. income tax treaty. Non-U.S. Holders will be required to provide documentation to claim a treaty exemption or reduced rate of withholding with respect to the distribution. Non-U.S. Holders should also review the discussion of the FATCA rules below. Distributions by the Corporation to a Non-U.S. Holder on Common Shares may also be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada – Considerations Applicable to Non-Resident Holders Who do not Elect to Redeem their Class A Restricted Voting Shares - Distributions on Common Shares”. Non-U.S. Holders should consult their own tax advisors regarding the extent to which they may be entitled to claim a credit or deduction in their jurisdiction of residence for any taxes withheld on distributions by the Corporation on the Common Shares.

Dispositions of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of Common Shares unless:

(i)

such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

(ii)

such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

(iii)	Common Shares constitute a U.S. real property interest by reason of the Corporation’s status as a ‘‘United States real property holding corporation’’ within the meaning of Code Section 897.

A Non-U.S. Holder described in the first bullet above is required to pay a flat 30 percent tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses. A Non-U.S. Holder described in the second bullet above, or if the third bullet applies, is required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in the second bullet above may also be subject to branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable U.S. income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results. The Corporation is not, and does not anticipate becoming, a United States real property holding corporation within the meaning of Code Section 897. Non-U.S. Holders should also review the discussion of the FATCA rules, below.

Backup Withholding and Information Reporting

Generally, the Corporation must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S. Holder’s country of residence. The payment of proceeds from the sale of Common Shares by a broker to a Non-U.S. Holder is generally not subject to information reporting if:

(a)	the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establishes an exemption; or

(b)

the sale of Common Shares is effected outside the United States by a foreign office of a broker, unless the broker is: (1) a U.S. person; (2) a foreign person that derives 50 percent or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States; (3) a “controlled foreign corporation” for U.S. federal income tax purposes; or (4) a foreign partnership more than 50 percent of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

A backup withholding tax may apply to amounts paid to a Non-U.S. Holder if the Non-U.S. Holder fails to properly establish its foreign status on the applicable IRS Form W-8 or if certain other conditions are met. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) rules may result in different U.S. federal income tax consequences than are described above for Non-U.S. Holders that are not individuals and for Non-U.S. Holders that receive payments through certain foreign financial institutions, investment funds or other non-U.S. persons, including with respect to withholding, information reporting, and distributions on and dispositions of shares. For example, FATCA imposes a 30 percent U.S. withholding tax on dividends on, or gross proceeds from the sale or other disposition of, shares paid to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on the holder’s behalf if the holder or such persons fail to comply with certain requirements. Non-U.S. Holders should consult their own tax advisors with respect to the application of FATCA to their particular circumstances.

RISKS ASSOCIATED WITH THE ARRANGEMENT

In evaluating the Arrangement, AQX Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Corporation, may also adversely affect the business of TIP Inc. following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, AQX Shareholders should also carefully consider the risk factors provided in the section entitled “Risk Factors” of the Prospectus attached as Appendix “F” to this Circular. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated. The risks associated with the Arrangement include:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect in respect of the Corporation or Trilogy.

Each of the Corporation and Trilogy has the right to terminate the Arrangement Agreement and Arrangement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either the Corporation or Trilogy before the completion of the Arrangement. For example, Trilogy has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on the Corporation. There is no assurance that a change having a Material Adverse Effect on the Corporation will not occur before the Effective Date, in which case Trilogy could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied in a timely manner or at all. Failure to complete the Arrangement could adversely affect the business of the Corporation.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, including receipt of approval of the Arrangement Resolution and the Final Order and the minimum cash requirement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Class A Restricted Voting Shares and Alignvest Warrants may decline. If the Arrangement is not completed and the AQX Board decides to seek another transaction, there can be no assurance that it will be able to find another attractive qualifying acquisition. Further, in the event that holders of Class A Restricted Voting Shares elect to redeem all or a portion of their Class A Restricted Voting Shares and such number of redemptions cause the Corporation to fail to meet the minimum cash requirement of U.S.$135,000,000 and the Corporation and Trilogy are unable to obtain additional equity or debt financing sufficient to restore the Corporation’s cash level to meet its minimum cash requirement or make other adjustments, the Corporation may not complete the Arrangement.

If the Arrangement is not completed and the AQX Board decides to seek another merger, there can be no assurance that it will be able to find another attractive qualifying acquisition.

Further, if the Arrangement is not completed, the AQX Board and the Corporation’s management may seek out and consummate a transaction that constitutes the Corporation’s qualifying acquisition under Part X of the TSX Company Manual within the 21-month period from the closing of the Corporation’s initial public offering (or 24 months from the closing of the Corporation’s initial public offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within such 21-month period but has not completed the qualifying acquisition within such 21-month period). This timeline may be extended to up to 36 months from the closing of the Corporation’s initial public offering with approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the TSX, if required. If the Arrangement is not completed, any potential target business with which the Corporation enters into negotiations concerning its qualifying acquisition will be aware that the Corporation must consummate our qualifying acquisition within such a restricted time period. Consequently, such target businesses may obtain leverage over the Corporation in negotiating the qualifying acquisition, knowing that if the Corporation does not complete its qualifying acquisition with that particular target business, it may be unable to complete a qualifying acquisition with any target business. This risk will increase as the Corporation gets closer to the timeframe described above. In addition, the Corporation may have limited time to conduct due diligence and may enter into its qualifying acquisition on terms that it would have rejected upon a more comprehensive investigation.

The Corporation will incur costs even if the Arrangement is not completed.

Subject to certain exceptions, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

The unaudited pro forma financial information included in the Prospectus may not be indicative of what the actual financial position or results of operations would have been.

The unaudited pro forma financial information included in the Prospectus may not be indicative of what the actual financial position or results of operations would have been. The unaudited pro forma financial information incorporated herein is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position or results of operations would have been had the Arrangement been completed on the dates indicated.

Certain persons may have interests in the Arrangement that are different from those of the AQX Shareholders.

In considering the recommendation of the AQX Board to vote in favour of the Arrangement Resolution, AQX Shareholders should be aware that certain persons may have interests in the Arrangement that differ from, or are in addition to, those of AQX Shareholders generally.

The Founders’ Shares consist of 6,701,344 AQX Shares (excluding 930,375 Cass B Shares purchased under AQX’s initial public offering), which represents approximately 20% of the issued and outstanding AQX Shares and an approximately 20% voting interest in respect to the Arrangement Resolution on the Record Date. Given the transfer restrictions placed on the shares held by AQX Founders until the completion of the Corporation’s qualifying acquisition and the lack of redemption rights attached to the Class B Shares, AQX Founders may be incentivized to support and vote for a transaction even if not the most commercially beneficial to the Corporation. For the foregoing reasons, AQX Founders may significantly influence the vote on the Arrangement, which it may be inclined to do given the difference in economic interests of the Founders as compared to the holders of Class A Restricted Voting Shares.

In addition, certain officers, directors and other employees of AMC may be entitled to bonuses from AMC in connection with the closing of the qualifying acquisition and/or repayment of loans owed by AMC contingent on the closing of the qualifying acquisition.

The Alignvest Additional Subscribers and Alignvest Partners may similarly have interests that are different than AQX Shareholders due to their interest in the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment, respectively.

See “The Arrangement — Interests of Certain Persons in the Arrangement”.

The Alignvest Warrants may expire worthless.

The Alignvest Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the closing of the Arrangement. TIP Inc. may accelerate the expiry date of the outstanding Alignvest Warrants by providing 30 days’ notice, if and only if, the closing price of the Common Shares equals or exceeds C$24.00 per Common Share (subject to adjustment in accordance with its terms) for any 20 trading days within a 30-trading day period.

There is no guarantee that the Alignvest Warrants will ever be in the money, and the Alignvest Warrants may expire worthless. Pursuant to the terms of the Warrant Agreement, each Alignvest Warrant provides for an exercise price per Common Share (subject to adjustment in accordance with its terms) of C$11.50, and there is no guarantee that the Alignvest Warrants will ever be in-the-money prior to their expiration, and as such, the Alignvest Warrants may expire worthless.

It is anticipated that the Corporation will be treated as a U.S. domestic corporation for U.S. federal income tax purposes and will be liable for both U.S. and Canadian income tax.

It is anticipated that the Corporation will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Code Section 7874. As a result, it is anticipated that the Corporation will be subject to U.S. income tax on its worldwide income and that this treatment will continue indefinitely. In addition, the Corporation will be subject to Canadian income tax on its worldwide income. Consequently, it is anticipated that the Corporation will be liable for both U.S. and Canadian income tax, which could have a material adverse effect on its financial condition and results of operations.

Potentially adverse tax consequences may result from the payment of dividends on the Common Shares

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder. See “Certain Canadian Federal Income Tax Considerations – Taxation of Holders Resident in Canada – Considerations Applicable to Resident Holders Who do not Elect to Redeem their Class A Restricted Voting Shares - Taxation of Dividends.”

Dividends received by Non-Resident Holders of Common Shares who are U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. After giving effect to the Arrangement, it is anticipated that the Corporation will be considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As such, dividends paid by the Corporation will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders generally would not be able to claim a credit for any Canadian tax withheld unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met. See “Certain United States Federal Income Tax Considerations – Tax Consequences of the Arrangement to U.S. Holders – Tax Considerations of Holding and Disposing of Common Shares After the Arrangement – Foreign Tax Credit Limitations.”

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and would also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Corporation, subject to examination of the relevant treaty.

The foregoing discussion is subject in its entirety to the summaries set forth in “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.”

Risks relating to Trilogy and TIP Inc.

For a discussion of those risks faced by Trilogy and, upon completion of the Arrangement, to be faced by TIP Inc. to their respective affairs, business and operations and future prospects, please refer to the section entitled “Risk Factors” of the Prospectus attached as Appendix “F” to this Circular.

INFORMATION CONCERNING THE CORPORATION

Please refer to the section entitled “Alignvest Acquisition Corporation” of the Prospectus attached as Appendix “F” to this Circular for information concerning the Corporation.

INFORMATION CONCERNING TRILOGY AND TIP INC.

Please refer to the sections entitled “Corporate Structure - TIP Inc.” and “Description of the Business of TIP Inc.” of the Prospectus attached as Appendix “F” to this Circular for information concerning Trilogy and TIP Inc.

CONTRACTUAL RIGHTS OF RESCISSION AND DAMAGES

Original purchasers of Class A Restricted Voting Shares and Alignvest Warrants from the underwriters in AQX’s initial public offering who continue to hold those securities up to the Redemption Deposit Date will have a contractual right of action for rescission or damages against TIP Inc. (as well as a contractual right of action for damages alone against: (a) the directors of Alignvest as of the Redemption Deposit Date (the “AQX directors”), and (b) every person or company who signs the Prospectus, which, for greater certainty, includes AMC as promoter of Alignvest (collectively, the “signatories”)).

In the event that AQX’s qualifying acquisition is completed and if the Prospectus or any amendment thereto contains a misrepresentation (as defined in the Securities Act), provided that such claims for rescission or damages are commenced by the purchaser not later than: (a) in the case of an action for rescission, 180 days after the Redemption Deposit Date, or (b) in the case of an action for damages, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three (3) years after the Redemption Deposit Date, a purchaser who purchased Class A Restricted Voting Shares and Alignvest Warrants from Alignvest in its initial public offering shall, in respect of such Class A Restricted Voting Shares, as re-designated pursuant to the Arrangement as Common Shares, and such Alignvest Warrants, be entitled to, in addition to any other remedy available at the time to such holder, (i) as against TIP Inc., in the case of rescission, the amount paid for such Class A Restricted Voting Shares and/or such Alignvest Warrants, as applicable, upon surrender of such securities, and (ii) as against TIP Inc., the AQX directors and the signatories, in the case of a damages election, their proven damages.

In addition, the following additional provisions apply to actions against the AQX directors or the signatories:

(a)	each has a due diligence defence and the other defences and rights contemplated in section 130 of the Securities Act and at law; and

(b)	each is entitled to be indemnified by TIP Inc. and Trilogy to the maximum extent permitted by law.

This contractual right of action for rescission or damages will, subject to the foregoing, be consistent with the statutory right of rescission or damages described under section 130 of the Securities Act. In no case shall the amount recoverable exceed the original purchase price of the Class A Restricted Voting Units issued pursuant to Alignvest’s initial public offering. In addition, for non-residents of Canada, the contractual right shall be subject to the same interpretational or constitutional defences, if any, as would apply to a claim against a resident Canadian issuer under section 130 of the Securities Act, and, as a result, the argument that non-residents are not entitled to take advantage of the contractual right shall not be precluded.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on the same in accordance with their best judgment of such matters.

DOCUMENTS INCORPORATED BY REFERENCE

Any amendment to the attached Prospectus that, prior to the Redemption Deposit Deadline Date, is filed with the OSC and other securities regulatory authorities in Canada, shall be deemed to be incorporated by reference in this Circular. Copies of any such amendment may be obtained on request without charge from Andre Mousseau, Chief Operating Officer, (416) 775-1916 or amousseau@alignvest.com, or by accessing the disclosure documents available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Any statement contained in this Circular or the attached Prospectus, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this Circular and the attached Prospectus, to the extent that a statement contained in this Circular or the attached Prospectus or in any subsequently filed amendment to the attached Prospectus (or part thereof) that also is, or is deemed to be, attached to or incorporated by reference in this Circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular or the attached Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation’s website at www.alignvestacquisition.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis (“MD&A”) for its most recently completed fiscal year. To request copies of the Corporation’s financial statements and MD&A, please contact the Corporation at (416) 360-6390 or via email at info@alignvestacquisition.com.

The contents and sending of this Circular has been approved by the AQX Board.

DATED: In Toronto, Ontario this 22nd day of December, 2016.

ALIGNVEST ACQUISITION CORPORATION

“Reza Satchu”

President, Chief Executive Officer and Director

CONSENT OF DELOITTE LLP

To:	The Board of Directors (the “AQX Board”) of Alignvest Acquisition Corporation (the “Corporation”)

We refer to our fairness opinion (the “Fairness Opinion”) dated December 19, 2016 with respect to the fairness of the transaction, from a financial point of view, to the Corporation and to holders of the (i) Class A Restricted Voting Shares and (ii) Class B Shares (together, the “AQX Shares”) of the Corporation in connection with the arrangement agreement dated November 1, 2016 between the Corporation and Trilogy International Partners LLC (“Trilogy”) pursuant to which AQX will acquire, directly or indirectly, all of the voting interest and a significant equity interest in Trilogy.

We have read the information circular of the Corporation dated December 22, 2016 (the “Circular”) and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Fairness Opinion, or that is within our knowledge as a result of the services performed by us in the preparation of our Fairness Opinion.

We hereby consent to the reference to, and the summary of, our Fairness Opinion and to the use of our name “Deloitte LLP” in the Circular and to the inclusion of a copy of our Fairness Opinion in the Circular.

In providing such consent, except as may be required by securities laws, the Fairness Opinion has been prepared for the AQX Board in connection with the transaction and, other than as expressly provided herein, may not be used by any other persons for any other purpose without the prior written consent of Deloitte LLP, and we do not intend that any person other than the AQX Board rely upon such Fairness Opinion.

“Deloitte LLP”

Toronto, Ontario
December 22, 2016

APPENDIX “A” – ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Alignvest Acquisition Corporation (“Alignvest”) and Trilogy International Partners LLC (“Trilogy”), as more particularly described and set forth in the management information circular (the “Circular”) dated December 22, 2016 of Alignvest accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is authorized, approved and adopted.

2.

The plan of arrangement of Alignvest (as it has been or may be amended, modified or supplemented) (the “Plan of Arrangement”), the full text of which is set out in Appendix B to the Circular, is authorized, approved and adopted.

3.

The arrangement agreement (the “Arrangement Agreement”) among Alignvest and Trilogy dated November 1, 2016, and all the related transactions contemplated therein, the actions of the directors of Alignvest in approving, executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are ratified and approved.

4.

The issuance of up to 12,833,333 Class B Shares (representing 38.3% of all current issued and outstanding Class A Restricted Voting Shares and Class B Shares of Alignvest) pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares of Alignvest), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment (as defined in the Circular) and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to certain investors who have entered into subscription agreements with Alignvest, (of which approximately U. S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly), is authorized and approved.

5.

Alignvest is authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

6.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Alignvest Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court, the directors of Alignvest are authorized and empowered to, without notice to or approval of the Alignvest Shareholders: (a) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

7.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute, whether under the corporate seal or otherwise, and deliver for filing with the Director under the OBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

8.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

A-2

APPENDIX “B” – PLAN OF ARRANGEMENT

B-1

APPENDIX “C” – FAIRNESS OPINION OF DELOITTE

C-1

APPENDIX “D” – INTERIM ORDER

D-1

APPENDIX “E” – NOTICE OF APPLICATION

E-1

APPENDIX “F” – PROSPECTUS

F-1

APPENDIX “G” – DSU PLAN RESOLUTION

BE IT RESOLVED THAT:

1.

The adoption by Trilogy International Partners Inc. (“TIP Inc.”) of the Deferred Share Unit Plan (the “DSU Plan”), substantially in the form set out in Appendix “H” to the Management Information Circular of TIP Inc. dated December 22, 2016 (the “Circular”), the grant of deferred share units (“DSUs”) thereunder, and the reservation of an aggregate of up to 1.25% of the Equity Interests (as defined in the Circular) issued and outstanding from time to time is approved and ratified.

2.	TIP Inc. shall have the ability to continue granting DSUs under the DSU Plan until January 24, 2020, the date that is three (3) years from the date when shareholder approval is being sought.

3.	Any officer of TIP Inc. be and is hereby authorized, for and on behalf of TIP Inc., to:

a.	approve and make any amendments to the DSU Plan, as required by the TSX; and

b.

execute or cause to be executed and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all other such acts and things, as in the opinion of such officer of TIP Inc. as may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity or desirability to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

G-1

APPENDIX “H” – DSU PLAN

H-1

APPENDIX “I” – RSU PLAN RESOLUTION

BE IT RESOLVED THAT:

1.

The adoption by Trilogy International Partners Inc. (“TIP Inc.”) of the RSU Plan (the “RSU Plan”), substantially in the form set out in Appendix “J” to the Management Information Circular of TIP Inc. dated December 22, 2016 (the “Circular”), the grant of securities thereunder, and the reservation of an aggregate of up to 7.5% of the total number of Equity Interests (as defined in the Circular) issued and outstanding from time to time is approved and ratified.

2.	TIP Inc. shall have the ability to continue granting securities under the RSU Plan until January 24, 2020, the date that is three (3) years from the date when shareholder approval is being sought.

3.	Any officer of TIP Inc. be and is hereby authorized, for and on behalf of TIP Inc., to:

a.	approve and make any amendments to the RSU Plan, as required by the TSX; and

b.

execute or cause to be executed and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all other such acts and things, as in the opinion of such officer of TIP Inc. as may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity or desirability to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

I-1

APPENDIX “J” – RSU PLAN

J-1

APPENDIX “K” – INSIDER SUBSCRIPTIONS RESOLUTION

BE IT RESOLVED THAT:

1.

The potential issuance by Alignvest of over 10% of the issued and outstanding Class A restricted voting shares (the “Class A Restricted Voting Shares”) and Class B shares (the “Class B Shares” and together with the Class A Restricted Voting Shares, the “AQX Shares”) to insiders of Alignvest (as defined in the Securities Act (Ontario)) (to the extent such potential issuance exceeds 10%) as follows:

a.

U.S.$1.0 million worth of Class B Shares to Adam Jiwan (a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share;

b.	U.S.$400,000 worth of Class B Shares to Razor Suleman (a director of AQX who currently holds nil AQX Shares), at C$10.00 per Class B Share;

c.

C$500,000 worth of Class B Shares to Bonnie Brooks (a director of AQX who currently holds 152,634 Class B Shares, representing approximately 0.46% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share;

d.

C$2.5 million worth of Class B Shares to Donald Walker (a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share; and

e.

Approximately U.S.$21.2 million worth of Class B Shares to Alignvest Partners Master Fund LP (a limited partnership owned and controlled directly or indirectly by Alignvest’s sponsor, Alignvest Management Corporation, which currently holds 6,677,760 Class B Shares, representing 19.93% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share;

each in accordance with the terms and conditions contained in subscription agreements between Alignvest and each of the above-mentioned subscribers.

2.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

K-1

APPENDIX “L” – COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND BCBCA

The BCBCA provides shareholders with substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Alignvest Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles,” which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the corporation’s records office.

Under the OBCA, a corporation’s charter documents consist of “articles of incorporation” which set forth the name of the corporation and the amount and type of authorized capital, and the “by-laws” which govern the management of the corporation. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Sale of Business or Assets

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles, if such specified majority is at least two-thirds and not more than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least two-thirds of the votes cast on the resolution.

The OBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. If a sale, lease or exchange by a corporation would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on the sale, lease or exchange at the meeting, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect to such sale, lease or exchange.

Amendments to the Charter Documents of a Corporation

Changes to the articles of a corporation under the BCBCA will be effected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation’s articles, consent by a special resolution. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires shareholders approve such transaction by way of a special resolution.

Under the OBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a)	alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	approve an amalgamation under Division 4 of Part 9 of the BCBCA;

(d)	approve an arrangement, the terms of which arrangement permit dissent;

(e)	authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking; or

(f)	authorize the continuation of the corporation into a jurisdiction other than British Columbia.

Shareholders may also be entitled to dissent in respect of any other resolution of the corporation if dissent is authorized by such resolution or in respect of any court order that permits dissent.

The OBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

(a)	amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation;

(d)	be continued under the laws of another jurisdiction; or

(e)	sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a)	any act or omission of a corporation or its affiliates effects or threatens to effect a result;

(b)	the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

(c)	the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the OBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the OBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. The complainant must provide the directors of the corporation or its subsidiary with fourteen days’ notice of the complainant’s intention to apply to the court to bring a derivative action, unless all of the directors of the corporation or its subsidiary are defendants in the action.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued shares that carry the right to vote at general meetings of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding, in the aggregate, more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The OBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders’ Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose, or, if no resolution is required for that purpose by the articles, approved by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Directors’ Residency Requirements

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other type of resolution or method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other type of resolution or method specified in the articles.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Restrictions on Share Transfers

The BCBCA does not prohibit share transfer restrictions. The Articles of TIP Inc. will contain restrictions on share transfers following its continuance into British Columbia. See “Description of Securities – Ownership and Voting Restrictions” in the Prospectus.

Under the OBCA, only certain limited restrictions on transfer are permitted if offering to the public.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the OBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders’ proposals than the OBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

The OBCA allows shareholders entitled to vote or a beneficial owner of shares that are entitled to be voted to submit a notice of a proposal.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror. The OBCA provides that where an offeror acquires 90% or more of the target securities, a securityholder who did not accept the original offer may require the corporation to acquire the securityholder’s securities in accordance with the procedure set out in the OBCA.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. The BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector by special resolution. Shareholders holding, in the aggregate, at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the OBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

HOW TO CAST YOUR VOTE IN SUPPORT OF THE ARRANGEMENT RESOLUTION

Time is running short. Vote today, or no later than 10:00 a.m. (Toronto time) on Friday, January 20, 2017. In order to ensure that your vote is received in time for AQX’s Special Meeting, to be held on Tuesday, January 24, 2017 at 10:00 a.m. (Toronto time), we recommend that you vote in the following ways as soon as possible.

VOTING METHOD	BENEFICIAL SHAREHOLDERS If your Shares are held with a broker, bank or other intermediary	REGISTERED SHAREHOLDERS If your Shares are held in your name and represented by a physical certificate
INTERNET	Visit www.proxyvote.com and enter your 16 digit control number located on the enclosed voting instruction form	Visit www.voteproxyonline.com and enter your 12 digit control number located on the enclosed form of proxy.
TELEPHONE	Canadian: Call 1-800-474-7493 U.S.: Call 1-800-454-8683 and provide your 16 digit control number located on the enclosed voting instruction form	N/A
FACSIMILE	Canadian: Fax your voting instruction form to 905-507-7793 or toll free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A	Fax your form of proxy to 416-595- 9593 in order to ensure that your vote is received before the deadline
MAIL	N/A	TSX Trust Company 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call D.F. King at:

North American Toll Free Number: 1-800-332-6309
Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301
Email: inquiries@dfking.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176
For up to date information please visit the website:

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO ALIGNVEST ACQUISITION CORPORATION’S PROXY SOLICITATION AND INFORMATION AGENT:

North American Toll Free Number: 1-800-332-6309
Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301
Email: inquiries@dfking.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176